03007558

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME KGHM Polska Miedz

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
APR 01 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 4639 FISCAL YEAR 12-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DATE : 3/20/03

POLISH SECURITIES AND EXCHANGES COMMISSION

the Annual Report SA-R 2002

(In accordance with §57, section 1, point 3 of the Decree of the Council of Ministers dated October 16, 2001 - Dz.U. No 139, point 1569; and from 2002 No 31, item 280)

(for issuers of securities involved in production, construction, trade or services activities)

For the period from 1 January 2002 to 31 December 2002,
and for the period from 1 January 2001 to 31 December 2001

Publication date: 12 March 2003

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A. — (short name of the issuer)
METALS INDUSTRY — (issuer branch title according to the Warsaw Stock Exchange)

59-301 — (postal code)
Lubin — (city)

Marii Curie – Skłodowskiej — (street)
48 — (number)

48 76 84 78 200 — (telephone)
48 76 84 78 500 — (fax)
IR@BZ.KGHM.pl — (e-mail)

692-000-00-13 — (NIP)
390021764 — (REGON)
www.kghm.pl — (www)

Deloitte & Touche Audi
(Entity entitled to audit

The annual report includes:

☒ Auditor's opinion and Auditor's
☒ The President of the Board's Le
☒ The financial report:
  ☒ Introduction
  ☒ Balance Sheet
  ☒ Profit and Loss Account
Funds
.is
☒ Management's Report (Report on the Company's Activities)
☐ The annual financial report per IAS/US GAAP in the case of an issuer being a leasing type enterprise, together with
  ☐ Auditor's opinion about this financial report (§59, section 2 of the above Decree)

03 MAR 14 AM 7:21

ARIS 12-31-02

SELECTED FINANCIALS ITEMS	in '000 PLN		in '000 EUR	
	2002	2001	2002	2001
I. Net revenue from the sale of products, goods and materials	4 488 301	4 240 797	1 159 858	1 161 576
II. Operating profit (loss)	131 894	(82 134)	34 084	(22 497)
III. Profit (loss) before taxation	310 080	(242 991)	80 130	(66 556)
IV. Net profit (loss)	254 546	(281 503)	65 779	(77 105)
V.Net cash flow from operations	628 733	313 510	162 476	85 872
VI. Net cash flow from investing activities	(386 067)	(2 006 958)	(99 767)	(549 716)
VII. Net cash flow from financing activities	(169 258)	1 714 622	(43 739)	469 644
VIII. Total net cash flow	73 408	21 174	18 970	5 800
IX. Total assets	8 155 072	7 739 361	2 028 524	2 197 496
X. Liabilities and provisions for liabilities	4 144 147	4 116 283	1 030 831	1 168 768
XI.Long term liabilities	1 206 122	120 918	300 015	34 333
XII. Short term liabilities	1 439 125	2 698 840	357 973	766 302
XIII. Shareholders' funds	4 010 925	3 623 078	997 693	1 028 728
XIV. Share capital	2 000 000	2 000 000	497 488	567 875
XV. Shares outstanding	200 000 000	200 000 000	200 000 000	200 000 000
XVI. Profit (loss) per ordinary share (in PLN/EUR)	1.27	(1.41)	0.33	(0.39)
XVII.Diluted profit (loss) per ordinary share (in PLN/EUR)				
XVIII. Net assets per share (in PLN/EUR)	20.05	18.12	4.99	5.14
XIX. Diluted net assets per share (in PLN/EUR)				
XX. Declared or paid dividend per ordinary share (in PLN/EUR)				

Due to the financial loss there was no dividend proposal passed for 2001
Proposed distribution of 2002 profit does not include a dividend payment

This report is a direct translation from the original Polish version. In the event of differences resulting from the translation, reference should be made to the official Polish version.

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

AUDITOR'S OPINION AND REPORT ON THE FINANCIAL STATEMENTS FOR 2002

Lubin, February 2003

KGHM POLSKA MIEDŹ S.A.
LUBIN,
UL. M. SKŁODOWSKIEJ-CURIE 48

CERTIFIED AUDITOR'S OPINION
ON THE FINANCIAL STATEMENTS YEAR ENDED
31 DECEMBER 2002

Deloitte & Touche Sp. z o.o.
Usługi Audytorskie i Rachunkowe
Doradztwo Gospodarcze i Finansowe
Doradztwo Księgowe
ul. Fredry 6
00-097 Warszawa
Polska

Tel.: (48 22) 511 08 11, 511 08 12
Fax: (48 22) 511 08 13
E-mail: dpoland@deloitteCE.com
www: deloitteCE.com

Deloitte & Touche

CERTIFIED AUDITOR'S OPINION

To the Shareholders, Supervisory Board and Management Board of KGHM Polska Miedź S.A.

We have audited the financial statements of KGHM Polska Miedź S.A. located in Lubin, ul. Marii Skłodowskiej-Curie 48, including:

- introduction to the financial statements,
- balance sheet prepared as of 31 December 2002, with total assets of PLN 8,155,072 thousand [PLN 8,155,072,471.68]
- profit and loss account for the period from 1 January 2002 to 31 December 2002, disclosing a net profit of PLN 254,546 thousand [PLN 254,545,622.92],
- statement of changes in equity for the period from 1 January 2002 to 31 December 2002 showing an increase in equity of PLN 387,847 thousand [PLN 387,846,655.00]
- cash flow statement for the period from 1 January 2002 to 31 December 2002 showing a net cash inflow of PLN 73,408 thousand [PLN 73,408,495.61] during the reporting period,
- additional information and explanations.

Preparation of these financial statements is the responsibility of the Management Board of the Company. Our responsibility is to audit and express an opinion on the accuracy, correctness and clarity of these financial statements and the accuracy of the underlying accounting records.

Our audit was planned and performed in accordance with:

- section 7 of the Accounting Act of 29 September 1994 (Dz.U. from 2002 No. 76, item 694),
- auditing standards issued by the National Board of Certified Auditors in Poland,

in such a way as to obtain reasonable assurance whether the financial statements were free of material misstatement. Our audit included in particular examining, mainly on a test basis, the accounting evidence and records supporting the amounts and disclosures in the financial statements, assessing the accounting principles used, the estimates made by the Management Board, as well as evaluating the overall presentation of the financial statements.

We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements of KGHM Polska Miedź S.A. for the period from 1 January 2002 to 31 December 2002 were prepared in all material respects:

- based on properly kept accounting records,

- in form and contents complying with the requirements of the Accounting Act of 29 September 1994, the Company's By-laws, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

- in accordance with the accounting principles determined by the Accounting Act of 29 September 1994 and the accounting policies adopted by the Company, applied consistently

and present fairly and clearly all information essential for evaluating the economic and financial position of the Company as of 31 December 2002 and its financial result for the financial period from 1 January to 31 December 2002.

Without qualifying the correctness and fairness of the audited financial statements, we would draw attention to the following:

- information included in additional explanatory note No. 2. During tax inspection covering the years 2000 and 2001, the tax inspection office questioned the calculation of the percentage ratio of taxable sales value to total sales (the ratio) due to the fact that the Company failed to include the value of sold securities in total sales. Tax proceedings are currently under way, and the final outcome and effects of the dispute cannot be foreseen. Until the opinion date the Company did not receive a final decision in this case. Consequently, the Company did not create a provision for potential liabilities that may arise if the decision is unfavourable. The amount of PLN 76,870 thousand presented under contingent liabilities includes tax assessment, interest and sanctions for the years 2000 and 2001.

- information included in additional explanatory note No. 23. Due to the short period of operations of Telefonia Dialog S.A. as a provider of telecommunication services, uncertainties connected with possible results of regulatory changes on the telecommunication market (including the possibility of a positive decision regarding redemption of concession fees in exchange for investment outlays) and the effects of eventual success of consolidation plans of independent wireline telecom service providers, the Company disclosed in its financial statements as of 31 December 2002 the shares of Telefonia Dialog S.A. in the amount of PLN 875,735 thousand and long-term financial assets due to purchased bonds of that company in the amount of PLN 1,372,647 thousand at cost, without potential impairment write-offs.

- the fact that the presented financial statements are stand alone financial statements prepared primarily for statutory purposes. They cannot serve as the sole basis for assessing the economic and financial condition of the Company which is a holding company of a Capital Group. In additional explanatory notes No. 21-22 the Company presented the effects of applying the equity method in measurement of interests and shares in subsidiaries and affiliated entities. Beside these stand alone financial statements, the Company prepares consolidated financial statements of the Capital Group of which it is the holding company.

The Management Report on the activities of the Company in the 2002 financial year is complete in the meaning of art. 49 item 2 of the Accounting Act and consistent with the underlying information disclosed in the audited financial statements.

The above audit opinion together with the audit report is a translation from the original Polish version. In case of any discrepancies between the Polish and English version, the Polish version shall prevail. The attached financial statements have been prepared by the Company's management in accordance with Polish accounting regulations and therefore do not constitute a presentation in accordance with International Accounting Standards.

Lidia Pstrocka - Piorun

Certified Auditor
No. 9698/7252

represented by:

Maria Rzepnikowska
Chairman of the Management Board

Alina Domosławska
Member of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 28 February 2003

KGHM POLSKA MIEDŹ S.A.
LUBIN,
UL. M. SKŁODOWSKIEJ-CURIE 48

REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS FOR 2002

TABLE OF CONTENTS

REPORT SUPPLEMENTING THE AUDITOR'S OPINION ON THE AUDIT OF THE FINANCIAL STATEMENTS OF KGHM POLSKA MIEDŹ S.A. FOR THE 2002 FINANCIAL YEAR

1. GENERAL INFORMATION

Basic information on the activities of the Company

The Company operates under the name KGHM Polska Miedź Spółka Akcyjna. The Company is located in Lubin.

The Company was established by a notarial deed of 9 September 1991 prepared at the Notary's Office No. 18 in Warsaw (Repertory No. 8648/91) that confirmed the transformation of a state company into a joint stock company. The Company was registered at the District Court for Wrocław Fabryczna, IX Business Department of the National Court Register, under the number KRS 23302.

The Company's tax identification number NIP is 692-000-00-13.
The REGON number assigned by the statistical office is 390021764.

The Company operates based on the provisions of the Commercial Companies Code.

In the audited period the Company's business activities included:
- mining and upgrading copper ore,
- reclamation of metals included in copper ore,
- copper metallurgy and processing,
- production of copper, silver and other metal products,
- casting light and non-ferrous metals,
- production and distribution of electricity,
- production of gas, distribution of gas fuels,
- production and distribution of steam and hot water.

As of 31 December 2002 KGHM Polska Miedź S.A. operated through the following divisions:
- Mining division 'Lubin' in Lubin,
- Mining division 'Rudna' in Polkowice,
- Mining division 'Polkowice-Sieroszowice' in Polkowice,
- Copper smelter and refinery ' Głogów' in Głogów,
- Copper smelter and refinery 'Legnica' in Legnica,
- Copper smelter and refinery 'Cedynia' in Orsk,
- Hydrotechnical plant in Rudna,
- Emergency mine-smelter rescue services in Lubin,
- Ore enrichment plants division in Polkowice,
- Data processing centre in Polkowice
- Management Board's Bureau in Lubin
- Water management division in Lubin (since 1 December 2002) .

The average annual employment in the Company was 18,318 persons.

As of 31 December 2002 the Company's share capital amounted to PLN 2,000,000,000.00 and was divided into 200,000,000 ordinary bearer shares with the face value of PLN 10,00 each.
According to the Company's information, as of 12 December 2002 the following shareholders held more than 5% of the Company's shares and were entitled to more than 5% votes at the General Meeting of Shareholders:

- State Treasury 44.28% of the share capital,
- Deutsche Bank Trust Company Americas – depositary bank for the Company's GDR programme 8.46% of the share capital,
- PKO Bank Polski S.A. 5.38% of the share capital.

On 5.06.1997 Polish SEC admitted to public trading 200,000,000 Series A ordinary bearer shares with unit the face value of PLN 10.00 each.
By virtue of resolution of the Board of the Warsaw Stock Exchange of 11.06.1997, 170,000,000 shares were admitted to listing on primary market. The Company's shares were listed on 10.07.1997 for first time.
By virtue of resolution No. 328/99 of the Board of the Warsaw Stock Exchange of 25 June 1999, 29,995,760 Series A ordinary shares with face value of PLN 10.00 were admitted to listing.
By virtue of resolution No. 279/00 of the Board of the Warsaw Stock Exchange of 28 June 2000, 4,240 Series A ordinary shares with face value of PLN 10.00 each were admitted to listing.

No changes in the Company's share capital took place during the financial year.

The Company's financial year is the calendar year.

The composition of the Management Board in 2002 was as follows:

- Stanisław Speczik – Chairman – Director General
- Stanisław Siewierski – First Deputy Chairman,
- Witold Bugajski – Deputy Chairman,
- Grzegorz Kubacki – Deputy Chairman,
- Jarosław Andrzej Szczepek – Deputy Chairman.

Stanisław Siewierski and Witold Bugajski were called of members by Supervisory Board's resolutions No. 1-2/V/2003 of 23 January 2003.

Tadeusz Szeląg was appointed Deputy Chairman of the Management Board by Supervisory Board's resolution No. 4/V/2003 of 23 January 2003.

As at the opinion date, the composition of the Company's Management Board was as follows:
- Stanisław Speczik – Chairman – Director General
- Grzegorz Kubacki – Deputy Chairman,
- Jarosław Andrzej Szczepek – Deputy Chairman,
- Tadeusz Szeląg – Deputy Chairman.

Information on the audited financial statements

The audited financial statements were prepared as of 31 December 2002 and include:

- introduction to the financial statements,
- balance sheet of 31 December 2002, with total assets and liabilities and equity of PLN 8,155,072 thousand [PLN 8,155,072,471.68]
- profit and loss account for the period from 1 January 2002 to 31 December 2002, disclosing a net profit of PLN 254,546 thousand [PLN 254,545,622.92],
- statement of changes in equity for the period from 1 January 2002 to 31 December 2002 showing an increase in equity by PLN 387,847 thousand [PLN 387,846,655.00]
- cash flow statement for the period from 1 January 2002 to 31 December 2002 showing a net cash inflow of PLN 73,408 thousand [PLN 73,408,495.61] in the reporting period,
- additional information and explanations.

A Management Report on the activities of the financial statements to the Company and principles of preparing the financial statements for the 2002 financial year was attached.

Other information

In 2001 the activities of the Company resulted in a net loss of PLN 190,023 thousand. The financial statements for the 2001 financial year were audited by a certified auditor. The General Meeting of Shareholders which approved the financial statements for the 2001 financial year was held on 26 June 2002. The General Meeting of Shareholders decided to cover the loss for the 2002 financial year with a write-off from the supplementary capital set up in previous financial years.

In accordance with the law, the financial statements for the 2001 financial year were submitted to the registry court on 03.07.2002 and published in Monitor Polski-B No. 506 of 12 November 2002.

After appropriate presentation restatements and adjustments in valuation of assets and liabilities in line with the amended Accounting Act, the 2001 closing balance was properly introduced into the accounting records as the 2002 opening balance.

2. ANALYSIS OF THE FINANCIAL RESULT AND THE ECONOMIC AND FINANCIAL POSITION OF THE COMPANY

The main items from the profit and loss account, as well as the financial ratios describing the financial result of the Company, its economic and financial position compared with the previous years are presented below.

The financial statements were prepared using the historical cost method and therefore they disregard the inflation. The general price index between 1 January 2002 and 31 December 2002 amounted 1.9%.

Main items from the profit and loss account (in PLN '000)	2000[1]	2001	2002
Net revenue from sales of products, goods and services	4,982,763	4,240,797	4,488,301
Cost of products, goods and materials sold	3,578,916	3,556,322	3,843,029
Financial income	716,290	167,405	509,316
Financial expenses	749,172	328,092	331,105
Profit on business activities	795,398	(242,821)	310,105
Extraordinary gains (losses)	(308)	(170)	(25)
Net profit (loss)	617,967	(281,503)	254,546

Net income from sales of products and goods adjusted by the consumer price index *

Year	Revenue from sales of products and goods	Adjusted sales revenue
2000	4,982,763	5,356,694
2001	4,240,797	4,321,372
2002	4,488,301	4,488,301

Profitability ratios	2000	2001	2002
• gross profit margin	28.17%	-5.73%	6.91%
• net profit margin	12.40%	-6.64%	5.67%
• net return on equity	15.20%	-7.77%	6.35%

[1] The data for 2000 were not restated to ensure comparability

* Source: 2001/2000 – 5.5% (Central Statistical Office)
2002/2001 – 1.9% (Central Statistical Office)

	2000	2001	2002
Effectiveness ratios			
• sell revenue to total assets ratio	0.87	0.55	0.55
• receivables turnover in days	19	42	21
• liabilities turnover in days	21	42	21
• inventory turnover in days	82	95	84
Liquidity/net working capital			
• indebtedness	0.11	0.36	0.32
• equity to total assets ratio	0.71	0.47	0.49
• net working capital (in PLN '000)	773,221	61,258	276,117
• quick ratio	2.27	1.02	1.19
• acid test ratio	0.90	0.68	0.60

The analysis of the above ratios in indicated the following trends in 2002:

- an increase in gross and net profit margins and in return on equity in compation with 2001,
- shorter turnover of receivables and payables in days,
- lower indebtedness, an increase in working capital, stabilisation of liquidity ratios.

3. EVALUATION OF THE ACCOUNTING SYSTEM AND INTERNAL CONTROL

The accounting system

The Company has documentation describing the accounting principles (policy) applied, including in particular: definition of the financial year and reporting periods thereof, methods of measuring assets and liabilities and determining the financial result, method of keeping the accounting record, system of data and file protection. Documentation of the accounting policy was developed in accordance with the Accounting Act and approved for use starting from 1 January 2002 by the Management Board's resolution No. 351/IV/2002 of 10 July 2002.

In defining method of keeping the accounting records, the Company developed and implemented:

- the Company's Chart of Accounts defining a list of general ledger accounts, principles of classifying events, principles of keeping subledgers and their relationships with the general ledger accounts,
- the list of accounting subledgers, and for computerised accounting subledgers lists of data files constituting the accounting records on computer data carriers, indicating their structure, interrelationships and functions,
- description of the data processing system, and for computerised accounting records – description of the information system.

In 2000 the Company rolled out to all branches the new integrated computer accounting system SAP R/3. The system is password protected against unauthorised use. Access levels are individually assigned depending on the authority level. The Company's documentation of accounting principles includes a list of files constituting accounting records on magnetic carriers and documentation of the computerised data processing system. Documentation of the data processing system includes, among others, a list of applications used. The Company presented to the certified auditor a written representation of the Management Board approving the programme for use

The documentation of the processing system meets the requirements of art. 10 of the Accounting Act.
The accounting records kept using the information system meet the requirements of art. 14 item 4 of the Accounting Act.

The documentation of the business transactions, the accounting records and the relationships between the accounting entries and source documentation and the financial statements comply with the requirements determined by section 2 of the Accounting Act.

The accounting records of the Company are stored in compliance with section 8 of the Accounting Act.

Internal control

The Management Board of the Company is responsible for establishing and maintaining an internal control system. In order to fulfil this obligation, the Board must evaluate the potential costs and benefits of establishing and implementation of specific internal control methods and procedures.

In planning the audit of the financial statements of KGHM Polska Miedź S.A. for the year ended 31 December 2002 we considered the Company's internal control system in order to determine our audit procedures. However, it was not an objective of the audit to get assurance of the effectiveness of the internal control system.

The Management Board of KGHM Polska Miedź S.A. established functional and institutional control.

During the audit we did not detect anything which could suggest that the internal control system would not ensure complete and correct presentation, documenting and control of:

a) receipt and issuance of materials, goods, products and services, as well as corresponding invoices,
b) receipt and issuance of cash, including cheques, bills of exchange, securities;
c) calculation and payment of wages and salaries.

4. DETAILED INFORMATION

The audit of the financial statements was performed based on the contract of 31.07.2000 concluded between KGHM Polska Miedź S.A. and Deloitte & Touche Audit Services Sp. z o.o. registered under the number 73 on the list of entities authorised to provide audit services kept by the National Chamber of Certified Auditors.
On behalf of the authorised entity, the audit was supervised by certified auditor Lidia Pstrocka-Piorun (No. 9698/7252) and carried out from 18 November to 30 November 2002 and from 20 January to 20 February 2003.
The selected auditor was selected by the Supervisory Board of KGHM Polska Miedź S.A. by resolution No. 25/IV/00 of 17 May 2000.

During the audit, all necessary documents and data as well as detailed information and explanations were provided to the certified auditor as was confirmed in a written representation of the Management Board of the Company of 28 February 2003.

Comments concerning the correctness and fairness of particular balance sheet and profit and loss account items

BALANCE SHEET

Below are presented the main groups of items from the audited balance sheet as of 31 December 2002:

	in PLN '000
Intangible assets	18,097
Tangible assets	3,014,129
Long-term receivables	48,016
Long-term investments	3,167,556
Long-term prepayments	192,032
Inventory	846,855
Short-term receivables	585,971
Short-term investments	277,790
Short-term prepayments	4,626
Share capital	2,000,000
Called-up share capital not paid	-
Own shares	-
Supplementary capital	998,829
Revaluation reserve	821,939
Other reserve capitals	-
Undistributed retained earnings	(64,389)
Net profit for the current financial year	254,546
Write-offs on net profit made during the financial year	-
Reserves	1,354,599
Long-term liabilities	1,206,122
Short-term liabilities	1,439,125
Accruals	144,301

PROFIT AND LOSS ACCOUNT

Below the main groups of items from the audited profit and loss account for the period of 12 months ended 31 December 2002 are presented:

	in PLN '000
Net revenue from sales of products, goods and materials	4,488,301
Cost of products, goods and materials sold	(3,843,029)
Gross profit on sales	**645,272**
Selling costs	(74,800)
Overheads	(418,416)
Profit on sales	**152,056**
Other operating income	148,582
Other operating expenses	(168,744)
Operating profit	**131,894**
Financial income	509,316
Financial expenses	(331,105)
Profit on business activities	**310,105**
Extraordinary gains	4
Extraordinary losses	(29)
Gross profit	**310,080**
Income tax	(56,014)
Other obligatory reductions in profit	480
Net profit	**254,546**

All items having an influence on the financial result were completely and correctly presented in all material respects when related to the financial statements as a whole. The structure of operating income and expenses, other operating income and expenses, financial income and expenses and extraordinary gains and losses was presented in the explanatory notes to the financial statements.

Physical count

The physical count of intangible assets, tangible assets, construction in progress and inventory was carried out in individual divisions in accordance with stocktaking schedules defined by respective Directors.

The timing and frequency of physical count arising from section 3 of the Accounting Act of 29 September 1994 were maintained.

The count was performed in a fair way and the identified differences were correctly settled and posted in the audited year.

The physical count of financial assets on bank accounts was performed by confirming the statements provided by banks and business partners as of 31 December 2002. The securities held by the Company were counted and valued as at the year-end.
Confirmation requests for the balances of trade receivables and liabilities were sent within statutory deadlines.

The balance of cash in hand was confirmed through a cash count as of 31 December 2002. Bank confirmations sent to the auditor were consistent with the accounting records and the balance sheet at of 31.12.2002.

Balances of other assets and liabilities were verified through reconciliation to appropriate documentation.

Valuation

Valuation methods used by the Company were described in the introduction to the financial statements. They comply with the requirements set forth by the Accounting Act of 29 September 1994 (Dz.U. No. 76, item 694 from 2002).
The accounting principles applied by the Company were selected correctly and are applied properly and consistently.

Tangible and intangible assets and current assets were carried at actual purchase (manufacturing) prices (costs). Other assets and liabilities were measured at face value or the amount due, in accordance with the prudence principle.

Tangible fixed assets recorded in the Company's books as of 1 January 1995 were subject to obligatory revaluation using ratios announced by the President of the Central Statistical Office, based on the price level from September 1994. The arising difference was recorded in equity as revaluation reserve.
Provisions, reserves and accruals were carried at reliably estimated or expected amounts.

In determining the financial result the Company recognised the earned income and incurred expenses related to the income irrespective of their due dates.

Presentation

The Company correctly presented individual assets and liabilities, as well as revenues and expenses in the financial statements. The introduction to the financial statements, the balance sheet, the profit and loss account, the statement of changes in equity and the cash flow statement together with explanatory notes which make their integral part included all items required to be disclosed in the financial statements under the Accounting Act of 29 September 1994, the Company's By-laws, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

The Company restated the closing balance of the accounting records as of 31 December 2001 following the coming in force as of 1 January 2002 of the amended Accounting Act and the resulting changes in the accounting principles (policy) applied. The restated balance is the opening balance for the accounting records as of 1 January 2002. To ensure comparability of the presented financial statements, the Company restated also the financial statements drawn up as of 31 December 2001. The list and explantation of differences due to adjustments arising from the changes in the accounting principles (policy) are included in additional explanatory notes No. 16 and 17.

Introduction to the financial statements

Introduction to the financial statements includes all information required under Attachment 1 to the Accounting Act. The Company confirmed the validity of the going concern principle followed in preparing the financial statements. The introduction gives a correct and complete description of valuation principles regarding assets and liabilities, principles of measuring the financial result and preparing the financial statements.

Information on selected items of the financial statements

Structure of inventory

The structure of inventory by type was correctly presented in respective explanatory note.

Structure of receivables

The ageing analysis of receivables was correctly presented in respective explanatory note. There were no material receivables under composition or conciliatory proceedings. The audited sample did not include overdue or redeemed receivables.

Structure of liabilities

The structure of liabilities by type and the ageing analysis of liabilities were correctly presented in respective explanatory notes. The audited sample did not include overdue or redeemed liabilities.

Prepayments, accruals and provisions and reserves

The structure of these items was correctly presented in respective explanatory notes.
Expenses and revenues recognised over time were correctly classified in respect of the audited financial period.

Provisions for liabilities were carried at reliably estimated amounts.
The items are complete and correct in all material respects when related to the financial statements as a whole.

Statement of changes in equity

The statement of changes in equity shows an increase in equity during the audited period in the amount of PLN 387,847 thousand and its items are correctly related to the balance sheet, profit and loss account and the accounting records.

Cash flow statement

The cash flow statement discloses:
- a net cash inflow from operating activities of PLN 628,733 thousand,
- a net cash outflow from investment activities of PLN 386,067 thousand,
- a net cash outflow from financial activities of PLN 169,258 thousand

and its items are correctly related to the balance sheet, profit and loss account and the accounting records.

Additional information and explanations

The Company prepared the additional information and explanations consisting of tabular notes to individual balance sheet, profit loss account and cash flow statements items as well as narrative descriptions.

Explanatory notes describing tangible assets, intangible assets, investments, liabilities and provisions and reserves correctly present increases and decreases as well as their basis during the financial year. Limitations imposed on individual assets disclosed in the balance sheet arising from security granted to creditors were described.

The additional information and explanations give a correct and complete description of the reporting items and clearly present other information required under Attachment 1 to the Accounting Act, the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers of securities with subsequent amendments and the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus with subsequent amendments.

Information on derivatives presented in additional explanatory note No. 1 in the narrative section does not cover the full scope defined by the Council of Ministers' ordinance of 16 October 2001 on detailed requirements to be fulfilled by the issue prospectus and the summary of prospectus. In particular, the Company failed to disclose realisation prices of some financial instruments. The underlying reason was described by the Company in the explanatory note to the Annual Report regarding derivatives.

Management Report on the activities of the Company

The financial statements are supplemented with the Management Report on the activities of the Company in the 2002 financial year. The Management Report contains all information required under Art. 49 of the Accounting Act and §64 item 6 of the Council of Ministers' ordinance of 16 October 2001 on current and periodic information submitted by issuers with subsequent amendments. We have audited the Management Report with regard to the disclosed information derived directly from the audited financial statements.

Justification of the opinion

We issued unqualified opinion on the Company's financial statements.
Without qualifying the correctness and fairness of the audited financial statements, we would draw attention to the following:

- information included in additional explanatory note No. 2. During tax inspection covering the years 2000 and 2001, the tax inspection office questioned the calculation of the percentage ratio of taxable sales value to total sales (the ratio) due to the fact that the Company failed to include the value of sold securities in total sales. Tax proceedings are currently under way, and the final outcome and effects of the dispute cannot be foreseen. Until the opinion date the Company did not receive a final decision in this case. Consequently, the Company did not create a provision for potential liabilities that may arise if the decision is unfavourable. The amount of PLN 76,870 thousand presented under contingent liabilities includes tax assessment, interest and sanctions for the years 2000 and 2001.

- information included in additional explanatory note No. 23. Due to the short period of operations of Telefonia Dialog S.A. as a provider of telecommunication services, uncertainties connected with possible results of regulatory changes on the telecommunication market (including the possibility of a positive decision regarding redemption of concession fees in exchange for investment outlays) and the effects of eventual success of consolidation plans of independent wireline telecom service providers, the Company disclosed in its financial statements as of 31 December 2002 the shares of Telefonia Dialog S.A. in the amount of PLN 875,735 thousand and long-term financial assets due to purchased bonds of that company in the amount of PLN 1,372,647 thousand at cost, without potential impairment write-offs.

- the fact that the presented financial statements are stand alone financial statements prepared primarily for statutory purposes. They cannot serve as the sole basis for assessing the economic and financial condition of the Company which is a holding company of a Capital Group. In additional explanatory notes No. 21-22 the Company presented the effects of applying the equity method in measurement of interests and shares in subsidiaries and affiliated entities. Beside these stand alone financial statements, the Company prepares consolidated financial statements of the Capital Group of which it is the holding company.

Compliance with legal regulations

Management Representations

The certified auditor received a representation letter from the Management Board of the Company in which the Board stated that the Company complied with the laws in force.

Certified Auditor's Representation

Deloitte & Touche Audit Services Sp. z o.o. and the certified auditor signed below confirm that they are on the list of bodies entitled to carry out audits and meet the requirements of art. 66 items 2 and 3 of the Accounting Act to express an unbiased and independent opinion on the financial statements of KGHM Polska Miedź S.A.

The audit was carried out in accordance with the laws in force and existing professional standards.

Lidia Pstrocka - Piorun

Certified Auditor
No. 9698/7252

represented by:

Maria Rzępnikowska
Member of the Management Board

Alina Domosławska
Member of the Management Board

Deloitte & Touche Audit Services Sp. z o.o.
ul. Fredry 6, 00-097 Warsaw

Entity entitled to audit financial statements entered under the number 73 on the list kept by the National Chamber of Certified Auditors

Warsaw, 28 February 2003

KGHM POLSKA MIEDŹ S.A.

PRESIDENT'S LETTER

Lubin, February 2003

KGHM POLSKA MIEDŹ S.A.

Ladies and Gentlemen!

Over a year ago, when I accepted responsibility for the Company, the situation in KGHM Polska Miedź S.A. was very difficult. The greatest threat was in the form of over two billion PLN in debt, a fact unprecedented in the entire history of KGHM. It is enough to recall that at the end of 2000 liabilities due to bank loans amounted to nearly PLN 32 million. An additional burden was the fact that the credit drawn was of a short term nature, and the amount of the debt, as compared to the possibilities for generating revenues, made questionable not only the possibility of repaying these loans on time, but also the ability of the Company to pursue a policy of growth.

The necessity of reviewing the financial policy followed by the previous Management Board of the Company and the obligation of adhering to accounting principles based on accepted standards, required the creation in the last month of 2001 of provisions which had been recommended by the auditors and were undoubtedly needed. As a result we ended the year 2001 with a loss of PLN 190 million (PLN 281.5 million in restated conditions).

Being well aware of the deteriorating macroeconomic conditions alongside the immensely complicated internal situation of the Company, in the technical-economic plan approved by the Supervisory Board, we forecasted for 2002 a net profit of PLN 52 million, with a cautious exchange rate forecast of PLN 4.15 to the USD and a copper price of USD 1 580 per tonne.

In actuality, macroeconomic conditions in 2002 were worse than our very cautious forecast. The copper price fell to its lowest level in 40 years, falling over an exceptionally long period to USD 1 470 per tonne, alongside appreciation of the Polish zloty versus the USD, pushing its price to 3.90 by year's end.

Despite this, in October 2002 our adjusted forecast anticipated a profit nearly three times higher than that initially expected, assuming earnings of PLN 141 million. In fact, after four quarters, we recorded a net profit of PLN 255 million.

To what do we owe this undoubted success? First of all to courage and determined action, and to an unprecedented mobilisation of the leadership and of the entire workforce of KGHM Polska Miedź S.A. We had set ourselves three primary goals: optimal utilisation of Company production capacity, reduction of production costs, and increased recovery of copper in the mining, enriching and smelting phases. These goals were achieved. Although we mined only 2 per cent less copper ore than in 2001, we actually recovered over 8 per cent more metal! With record production of 508 thousand tonnes of electrolytic copper, its sale increased by 8.8 per cent, while sales of silver increased by 4.6 per cent. The unit production cost, in restated conditions, was reduced in relation to the prior year by 3 per cent.

We also consistently pursued the adopted hedging policy, which helped us enormously in avoiding the negative effects of deteriorating macroeconomic conditions.

In spite of a general decrease in the level of investment, expenditures on environmental protection did not decrease, but in fact increased by 56 per cent! Confirmation of the rationality of these expenditures is the measurable effects achieved in pollution reduction and in the Company being honoured with the title „Environmentally Friendly Company" bestowed this year on KGHM Polska Miedź S.A. and on one of our Divisions, the Legnica Smelter.

Our efforts were also appreciated in the area of working conditions, honouring us this time not with the silver, but with the Gold Card of Work Safety Leader.

Our efforts at restructuring our enormous debt were rewarded. The Company completely recovered the possibility for further growth. The best proof of this is the strategy developed in co-operation with the banks ABN Amro and J.P. Morgan „Strategy for the Development of KGHM Polska Miedź S.A. and its Capital Group in the years 2002-2006 and assumptions to the strategy to 2016", approved in November by the Supervisory Board of the Company. The strategy foresees concentration on the core business and a rational presence in those areas which aid significantly in enhancing the value of the Company and the Capital Group, while also promoting economic growth and increase in workplaces in the Region.

Today, on the eve of our admission to the European Union, we are able to project proper standards for a modern, communicative, European enterprise.

I would like to believe, that the achievements of KGHM Polska Miedź S.A. in 2002 and the objectives described in our „Strategy" can convince you, as our investors, that you have invested in a stable Company, having great potential for growth, able to create and realise a courageous and ambitious, though realistic, policy leading to continuous growth in the value of the Company.

President of the Management Board

prof. dr hab. Stanisław Speczik

Lubin, 28 February 2003

EXEMPTION NUMBER: 82-4639

KGHM POLSKA MIEDŹ S.A.

THE FINANCIAL REPORT OF THE COMPANY FOR 2002

Lubin, February 2003

TABLE OF CONTENTS

KGHM Polska Miedź S.A. SA-R 2002 in 000' PLN

INTRODUCTION TO THE ANNUAL FINANCIAL REPORT

1. NAME, HEAD OFFICE, BUSINESS

KGHM Polska Miedz S.A. with its head office in Lubin is a stock company registered at the Wrocław Fabryczna Regional Court, Section IX (Economic) of the National Court of Registrations under No. KRS 23302. The basic business of the Company comprises:

- the mining of metals ores,
- the production of precious metals, non-ferrous metals and salt,
- the casting of light and non-ferrous metals,
- the management of wastes,
- the warehousing and preservation of goods,
- wholesale sales based on direct or contractual payments,
- financial holding associations,
- geological-exploratory activities, research and technical services,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, the distribution of gaseous fuels through a supply network, and
- professional rescue activities.

By a Resolution of the General Meeting of KGHM Polska Miedź S.A. dated 26 June 2002, the list of Company activities was expanded by scheduled and non-scheduled air transport and was adapted to the Polish Classification of Services.
By a Resolution of the General Meeting of KGHM Polska Miedź SA dated 8 January 2003, the list of Company activities was expanded by telecommunications and IT services.
The shares of the Company are listed on a regulated market under the "metals industry" sector of the Warsaw Stock Exchange.

2. TIME FRAME OF COMPANY EXISTANCE

KGHM Polska Miedź S.A. has been conducting its business since 12 September 1991. The time frame of its activities is unlimited. The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

3. PERIODS COVERED BY THE FINANCIAL STATEMENTS, COMPOSITION OF BODIES OF THE COMPANY

The financial statements of the Company presented in the report comprise:
- the current period from 1 January to 31 December 2002, and
- the comparative period from 1 January to 31 December 2001.

THE COMPANY BODIES
The Supervisory Board

During the period from 1 January to 4 January 2002 the Supervisory Board was composed of the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Witold Koziński	
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Wiktor Błądek
Józef Czyczerski
Ryszard Kurek

Due to the resignation of Wiktor Błądek from membership of the Supervisory Board of KGHM Polska Miedź S.A., from 4 January to 26 June 2002 the Supervisory Board was composed of 8 persons.

KGHM Polska Miedź S.A. SA-R 2002 EXEMPTION NUMBER: 82-4639 in 000' PLN

By Resolutions Nrs 22-28/2002 of the Ordinary General Meeting dated 26 June 2002 the Vth Term Supervisory Board was appointed with the following persons:

Bohdan Kaczmarek	Chairman of the Supervisory Board
Jerzy Markowski	Vice Chairman of the Supervisory Board
Jan Rymarczyk	Secretary of the Supervisory Board
Witold Koziński	
Janusz Maciejewicz	
Marek Wierzbowski	

together with the following employee representatives
Józef Czyczerski
Leszek Hajdacki
Ryszard Kurek

Due to the resignation of Witold Koziński from membership of the Supervisory Board of KGHM Polska Miedź S.A., from 5 November 2002 to 8 January 2003 the Supervisory Board was composed of 8 persons.
By Resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003, Jerzy Kisilowski was appointed to the Supervisory Board of the Company.

The Management Board

During the period from 1 January to 31 December 2002 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

Stanisław Speczik	President of the Management Board, General Director
Stanisław Siewierski	First Vice President of the Management Board
Witold Bugajski	Vice President of the Management Board
Grzegorz Kubacki	Vice President of the Management Board
Jarosław Andrzej Szczepek	Vice President of the Management Board

By Resolutions Nrs 1–2/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski.
By Resolution Nr 4/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003, Tadeusz Szeląg was appointed as a Vice President of the Management Board of KGHM Polska Miedź S.A.

4. COMBINED DATA OF THE FINANCIAL REPORT.

The financial reports of the Company for the given period and comparable prior period were prepared as combined statements of the Company's divisions – each having its own accounting system - following elimination of mutual revenues and costs and of mutual debtor and creditor balances.
KGHM Polska Miedź S.A. as a dominant entity of a Capital Group prepares and publishes consolidated financial statements.

5. MERGER OF COMPANIES

There were no mergers with other companies either in the current reporting period or in the comparable prior period.

6. GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept. There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

7. COMPARABILITY OF STATEMENTS

Comparable data for the year 2001 were restated based on accounting principles in force as at 1 January 2002 in order to insure comparability. A description of these differences in relation to previously-published reports is presented in Additional Explanatory Note nr 16.

KGHM Polska Miedź S.A. SA-R 2002 in 000' PLN

8. ADJUSTMENTS ARISING DUE TO AUDITOR OPINIONS.

There were no qualifications to the financial statements of the Company in the auditor's opinions in the comparable prior periods.

9. ACCOUNTING PRINCIPLES, VALUATION METHODS

In the presented periods the Company applied the following accounting principles and valuation methods as outlined in the Accounting Act dated 29 September 1994, and in the Industry Accounting Principles and Chart of Accounts of KGHM Polska Miedź S.A. in force as at 1 January 2002.

9.1. Intangible assets

Intangible assets include:
- acquired property rights – author's property rights and related rights, licenses, concessions, rights to inventions, patents, trademarks, utility and decorative designs, know-how,
- research and development costs of successfully-completed projects to be utilised in the production of new products or improved technology, and
- purchased goodwill,

as well as the above rights used under a lease, tenancy or other similar agreement, if such an agreement met one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
Intangible assets are valued at:
- the purchase cost for acquired property rights,
- the costs incurred for capitalised research and development projects, and
- the difference between the purchase price of an entity or its organised part, and the lower value of acquired assets estimated at their fair value, for goodwill.

The initial value of intangible assets is decreased by accumulated planned depreciation and write-offs due to permanent diminution in value.
Depreciation of intangible assets is based on the straight line method, adapted to the anticipated period of use, as well as in the following manner:
- full depreciation of intangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the Tax Law,
- over a period of 5 years for costs of completed research and development projects;
- over a period of 5 years for goodwill and, in individually-justified cases, over a period of 20 years, and
- for acquired property rights, over the period of their useful life, established individually for the elements of these property rights.

9.2 Tangible fixed assets

Tangible fixed assets include:
- fixed assets
  - real estate, i.e. own land as well as acquired right to perpetual usufruct to land, also structures, buildings and premises constituting a separate property, as well as rights to housing or business premises,
  - machines, equipment, vehicles, etc.,
  - improvements to external fixed assets (at the level of costs incurred),
  - livestock, and
- fixed assets under construction and advances on fixed assets under construction.

In addition, future mine closure costs are capitalised in fixed assets. These costs, after being discounted, increase the initial value of fixed assets and are subject to depreciation beginning from the moment they are brought into use, proportionally to the period as established in the schedule of liquidation.
Fixed assets also include external fixed assets used under a lease, tenancy or other similar agreement, if said agreement meets one of the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994.
The Company recognises as off-balance sheet the following items:
- State Treasury land received for perpetual usufruct, its valued based on property assessment documents, these documents being the basis for making usufruct payments,
- external fixed assets, used based on agreements which do not meet the conditions specified in art. 3 section 4 of the Accounting Act dated 29 September 1994,
- fixed assets destined to be liquidated, until the liquidation, and

- low-value assets meeting conditions for classification as fixed assets excluded from the balance sheet based on Art. 4section 4 of the Accounting Act.

Fixed assets – the initial value of fixed assets is their purchase cost, and in the case of fixed assets manufactured by the Company, their manufacturing cost.

Fixed assets disclosed or obtained free of charge are valued at the sale price of the same or similar assets. The initial value of a fixed asset is increased by expenditure on its improvement.

Initial value and previously-made depreciation write-offs of fixed assets are revalued based on separate rulings, though in no case being higher than fair value. Any difference arising on revaluation is recognised under revaluation reserve capital.

The Company makes write-offs of fixed assets due to permanent diminution of value, revaluing these fixed assets to the net sale price or to otherwise-evaluated fair value.

The Company applies balance sheet depreciation write-offs based on principles outlined in the Accounting Act dated 29 September 1994, as well as internal regulations approved by the Management Board of the Company, i.e.:

- the Industry Table of Depreciation Rates, and
- the Industry Catalog for Selection of Additional Balance Sheet Depreciation Rates.

Depreciation write-offs are made based on the following principles:

1. full depreciation of tangible assets whose value does not exceed the amount of fixed assets permitted to be fully depreciated under the tax law,
2. fixed assets being the initial or complex equipment for a given site, whose value does not exceed the amount of fixed assets permitted to be fully depreciated under corporate income tax rules, are depreciated over a period between 3 and 5 years, and
3. other fixed assets are depreciated by the straight line method, i.e. by systematic write-off of their initial value over the anticipated period of their useful life, in equal monthly increments proportionally to their planned period of depreciation.

In the current financial period the Company used non-depreciable external fixed assets worth PLN 3 030 thousand based on leasing agreements.

Fixed assets under construction – the initial value of fixed assets under construction is their purchase cost, and in the case of manufactured assets, their manufacturing cost.

The value of fixed assets under construction is decreased by permanent diminution of value to the net sale price or to otherwise-estimated fair value.

9.3. Long term investments

The Company recognises as long term investments assets acquired to obtain an economic gain arising from their increase in value, from interest gains, dividends, profit sharing or other benefits.

The following are recognised as long term investments:

- financial assets - shares, long term loans granted and other financial assets, including long term bank deposits,
- real estate and intangible assets not used by the Company, and
- other long term investments.

Long term investments are valued at their purchase cost. Financial assets which have an active market are valued at their market price. Long term investments denominated in foreign currencies are valued at the buy exchange rate applied on that day by the bank used by the Company, but no higher than the average exchange rate set for the given currency by the NBP on the date of purchase or balance sheet date.

At the balance sheet date the value of financial assets, shown at their purchase cost, are decreased by a permanent diminution in value.

In cases where shares are obtained in exchange for a contribution in kind, the nominal value of shares is adjusted to their purchase cost by the surplus in their nominal value over the book value of the assets.

Long term loans are valued at the amount due for payment, with the prudence principle retained.

9.4. Inventory

Inventory is comprised of:

- materials ,
- semi-finished products and work in progress
- finished goods,
- goods for resale, and
- advances on deliveries.

Inventories are valued in accordance with the following principles:

- additions of materials and goods for resale at purchase cost,
- manufactured materials – at manufacturing cost,
- production wastes - at net realisable value,
- disposal of materials and goods for resale – calculated on the basis of weighted average costs for the given item,
- materials and goods for resale in stock - calculated on the basis of weighted average costs as for disposal,
- own products- finished products and semi-finished products - are valued at manufacturing cost, calculated on the basis of average costs for the period

At the balance sheet date inventories are valued based on the above-mentioned principles, but not higher than the net sale price.

9.5. Long term contracts

The Company applies a valuation method to each long term contract separately, depending on the individual conditions for realisation of each contract. At the balance sheet date there were no long term contracts meeting valuation requirements covered by Art. 34 a.

9.6. Debtors

Recognised as debtors are assets of a reliable estimated value characterised as bringing probable benefits to the Company.
From the point of view of maturity, these debtors are recognised as either long term or short term assets.
The Company recognises as long term assets those debtors having a maturity date of over 12 months from the balance sheet date, in all cases excepting those of trade debtors.
The Company recognises trade debtors as short term assets regardless of their maturity date, as well as all other types of debtors having a maturity date of less than 12 months from the balance sheet date.

Debtors are valued at the amount payable, with the prudence principle retained. Interest for delay in payments of debtors are calculated based on contractual agreement.
Debtors denominated in foreign currencies are valued based on the following rates:

- on the transaction date – at the average rate set for the given currency by the NBP.

For cases in which, on the date when the debtors arise, there is another rate given in customs declarations or other binding documents, the debtors are valued at this rate. Debtor payments are valued at the currency buy rate of the bank in which payment was realised,

- on the balance sheet date debtors are valued at the lowest buy rate for the currency quoted on that date in those banks in which the Company realises its largest turnover, but no higher than the average rate established for the given currency by the NBP for that day.

The Company creates provisions for doubtful debtors.

9.7. Short term investments

The Company recognises as short term investments those assets which are payable, due or designated for disposal within 12 months from the balance sheet date or from the date of their arising, issuance or acquisition, or representing cash and cash equivalents.

The following are recognised as short term investments:

1. short term financial assets

- shares and other securities, loans granted, other financial assets including term bank deposits and interest accrued on financial assets being payable or due within 3-12 months from the date of their receipt, issuance, acquisition or from establishment of the asset,
- cash on hand and cash in current bank accounts,
- other cash and cash equivalents,
- other monetary assets, which include financial investments with high liquidity, and easily exchangeable for known cash amounts, and

2. other short term investments.

Short term investments are valued at their purchase cost, or at their purchase price if the transaction and settlement costs are immaterial.

At the balance sheet date short term investments are valued at the lower of purchase cost and market value. When the financial asset isn't noted at the active market, its valuation is based on an individually-estimated fair value, if such value is lower than the purchase cost (price).
Investments denominated in foreign currencies are valued based on the following rates:
- on the acquisition date – at the average rate set for the given currency by the NBP,
- at the balance sheet date – at the lowest buy rate for the currency quoted on that day in those banks which handle for the Company transactions with securities and other assets subject to valuation, and in the case of derivative instruments at the lowest buy rate for the currency quoted in the bank which handles the highest turnover of such instruments, but no higher than the average rate established for the given currency by the NBP on that day,
- monetary assets denominated in foreign currencies remaining in bank accounts on the balance sheet date are valued at the buy rate applied on that date by the bank which maintains the given account, but no higher than the average rate established for the given currency by the NBP on that day.

9.7.1 Derivative financial instruments

1. Recognition and measurement of derivative financial instruments in the balance sheet

Derivative financial instruments are recognised in the books at the moment when the Company becomes a party to a contract. Purchased instruments are initially accounted for as short term financial assets at their initial value, representing the purchase cost of the given instrument, or – in the case of sold instruments – in short term liabilities, at the selling price of the given instrument. In the case of options the initial value represents the premium obtained or paid, and reflects transaction costs. Embedded derivative financial instruments are extracted from a mixed agreement containing an embedded derivative financial instrument and are recognised in the books at the date when the agreement is entered into, if all of the following conditions are met:
- The agreement containing the embedded derivative financial instrument (a mixed agreement) is not valued at its fair value, whose changes are recognised under financial income or costs,
- The nature of the embedded derivative financial instrument and its related risks are not closely connected to the nature of the underlying agreement and its related risks,
- A separate instrument, whose nature is comparable to that of an embedded derivative financial instrument, would meet the definition of a derivative financial instrument.

At the balance sheet date derivatives are revalued to fair value. Derivatives having a fair value above zero are treated as financial assets and are shown in short term financial assets, while instruments having a negative value are treated as financial liabilities and are shown in short term liabilities.

2. Fair value

Estimated fair value is equal to the amount recoverable or payable to close an outstanding position at the balance sheet date. Where possible, the market value was obtained. In the case of copper buy or sell commodity forwards the fair value was estimated based on the official LME closing prices as at the balance sheet date for given maturity dates. For silver we applied the LBM *fixing* price, also at the balance sheet date, and silver lease rates for the given maturity dates. In other situations an appropriate valuation model was applied which made use either of market data as at the balance sheet date, or of fair value quotations given by brokers.

2.1 Presentation of fair value changes and gains or losses from realisation of derivative instruments.

Presentation of the effects of changes in fair value or gains or losses from the realisation of derivative instruments depends on their intended use. The instruments are divided into hedging instruments and instruments held for trading. Hedging instruments are classified as fair value hedges and future cash flow hedges. In addition, derivative instruments are divided into commodity market instruments and currency instruments.

2.2 Presentation of instruments held for trading

Profits and losses arising from changes in the fair value of instruments held for trading, due either to their valuation at the balance sheet date or to their realisation, are presented as either financial costs or financial income in the profit and loss account, in the period in which they arose.

2.3 Presentation of hedging instruments

Hedging, for accounting purposes, means designating one or more hedging instruments in such a way that the change in their fair value would offset fully or partially the change in fair value of the hedged item or future cash flow arising from it.

a*) Fair value hedges*

A derivative instrument used to hedge fair value is one which:
a) hedges the risk of changes in the fair value of recognised assets or liabilities (or their parts) and which may be assigned to a particular type of risk associated with such elements, and
b) will have an impact on the reported net profit or loss.

Gains and losses arising from changes in fair value due to the valuation of instruments used as fair value hedges at the balance sheet date are presented as financial costs or income in the profit and loss account, in the period in which they arose.

Simultaneously, profits or losses on a hedged position which may be assigned to a given risk adjust the carrying value of the hedged item and are immediately recognised in the profit and loss account.

b*) Cash flow hedges*

Cash flow hedges:
a) hedge the exposure to variability of cash flows, that is attributable to a particular type of risk associated with a recognised asset or liability, or a forecasted future transaction, and that

b) will affect reported net profit or loss

A hedge of future valid commitment is also recognised as a cash flow hedge.

Profits and losses arising from changes in fair value of cash flow hedges are presented as a separate item under shareholders' funds, in that portion in which the instrument represents an effective hedge of the associated hedged item. The portion which is ineffective is taken directly to the profit and loss account.

If the hedged future valid commitment or forecasted transaction results in recognition of an asset or liability in the balance sheet, then, at the time the asset or liability is recognised, all associated gains and losses that were recognised in equity are removed from this position and are reflected in the purchase cost or other carrying amount of the asset or liability. Gains or losses having arisen from this hedging instrument are included in the profit and loss account when the given asset or liability affects the profit and loss account.

2.4 Dedesignation of hedges

The Company ceases to recognise financial instruments in its accounts as hedging instruments upon their expiry, sale, termination or realisation, or when the Company withdraws a designation of a given financial instrument as a hedge. The Company may designate a given instrument as a hedge in a new or different hedging relationship or use it as a hedge of another type of risk.

In such a case, gains or losses arising from cash flow hedges in periods defined by the above-mentioned events are retained in shareholders' funds until the hedged item is realised.

If the hedge of future valid commitment or forecasted transaction becomes ineffective because the hedged position no longer meets the definition of future valid commitment, or because of the possibility that the forecasted transaction will not take place, then the profit or loss shown in shareholders' funds is immediately transferred to the profit and loss account.

The profit or loss from derivative instruments is recognised as financial income or costs, while in the cash flow statement as operating activities.

9.7.2. Foreign-denominated bank loans as a future cash flow hedging transaction

Currency Risk Management within the Company

According to Risk Management Policy, the Company, wishing to avoid exposure to currency risk arising from indebtedness, makes use of natural hedges by financing from loans denominated in US dollars.
The accounting policy applied should reflect such hedges in the financial statements of the Company.

The Company's goal is to eliminate currency risk connected with future, highly probable revenues from sales in US dollars.

By incurring liabilities in the same currency in which it earns its revenues (forecast future sales transactions denominated in USD), the Company avoids exposure to the currency risk related to the said revenues in the amount of the credit drawn.

Credit drawn in US dollars is a hedging instrument against the currency risk connected with forecasted future sales in US dollars.

This hedge relates to revenues which will take place after the liabilities (credit) maturity date.

Thanks to this hedging, the Company achieves a stable spot exchange rate for future revenues for the period of the hedge.

At the hedging instrument maturity date, i.e. on the foreign currency liabilities repayment date, this hedging relationship expires.

This hedging relationship is of a future cash flow hedging nature.

9.8 Prepayments,

The Company recognises under prepayments costs incurred or assets consumed which relate to future financial periods. The value of these costs was based on their future economic benefits.

Prepayments consist of:
- one time payments of wages together with charges,
- R&D costs, until their completion,
- annual payments due to property and personal insurance, subscriptions to periodicals, perpetual usufruct of land, rent payments received in advance, etc.,
- one-off depreciation write-offs of fixed assets, being the initial or complex equipment for a given site,
- new production preparation costs,
- social fund (ZFŚŚ) write-offs settled within the year, and
- interest paid in advance on credit and loans.

Prepayments also include deferred tax assets.

From the point of view of their period of settlement, prepayments are qualified as short term or long term assets.

The Company applies an individually-estimated period to write-offs of prepayments, depending on the type and amount of the item.
Valuation of prepayments as at the balance sheet date reflects the prudence principle.

9.9. Shareholders' Funds

Shareholders' Funds consist of:

- share capital shown at nominal value,
- reserve capital created and utilised pursuant to Company Statutes,
- revaluation reserve capital – capital from revaluation of fixed assets and from revaluation of derivative instruments to their fair value, in that part reflecting an effective hedge,
- reserve capital created for purposes outlined by the Statutes of the Company,
- retained profit or uncovered losses from prior years, and
- net profit from the current financial period.

9. 10. Liabilities

Liabilities are recognised as the obligation, arising from past events, to provide benefits of clearly defined value through the use of current or future assets of the Company.
The Company includes as liabilities:
- financial liabilities due to bank and other loans, the issuance of debt securities, financial instruments, etc.
- trade liabilities,
- liabilities due to customs, taxation, insurance and other public obligations,
- liabilities due to wages, and
- all other types of liabilities.

Also recognised as liabilities are:
- provisions for liabilities, whose maturity date is uncertain, but whose value may be reliably estimated,
- special funds – the Company Social Fund (ZFŚS) and others, and
- accruals and deferred income.

Liabilities are valued at their nominal value on the date they arise.
At the balance sheet date they are valued at the payable amount – together with interest payable or the revaluation of claims – at a level specified by contract and including exchange rate differences arising from the valuation of liabilities at the exchange rate in force.

Liabilities denominated in foreign currencies are valued based on the following rates:
- on the date they arise – at the average rate set for the given currency by the NBP for that date, unless another rate was given in customs declarations or other binding documents,
- on the balance sheet date – at the highest sell rate for the currency quoted on that date in those banks in which the Company realises its largest turnover related to foreign-denominated liabilities, but no lower than the average rate set for the given currency by the NBP,
- for the payment of liabilities – at the currency sell rate in the bank used for payment of liabilities,
- for the drawing of bank and other loans – at the currency sell rate prevailing on the date these liabilities arise, in the bank from which the liabilities were drawn. On the balance sheet date – at the currency sell rate prevailing in the bank from which the bank loan was drawn, but no lower than the average rate established for the given currency by the NBP.

9.10.1 Contingent liabilities – off-balance sheet.

The Company recognises as contingent liabilities potential future obligations to provide benefits, whose arising is dependent upon the existance of specified events in the future.
The following are recognised as contingent (off-balance sheet) liabilities:
- guarantees and securities granted to third parties, arising from agreements,
- liabilities due to compensation for damages arising in connection with the Company's economic activities, for cases remaining in proceedings,
- suspended contingent environmental penalties,
- liabilities arising from innovation contracts, calculated based on future effects, and
- liabilities to the State Treasury due to freely-granted perpetual usufruct of land, in an amount reflecting the valuation of such land based on property assessment documents.

9.10.2 Provisions

The Company creates provisions for certain or probable future liabilities, whose value may be reliably estimated. Provisions are created, among others, for the following liabilities:

- deferred income tax, created in connection with the positive temporary differences between the book value of assets and liabilities and their taxable value,
- future employee benefits due to jubilee bonuses, retirement benefits and coal equivalent payments paid after the employment period,
- future expenditure relating to mine closure costs, following mining excavation,
- the effects of legal and administrative proceedings,
- the granting of guarantees, securities and other similar liabilities, from the moment in which the risk of incurring expenses on behalf of a third party arises, and
- other future liabilities arising from unresolved issues.

The Company itself estimates the value of provisions.
The provision for deferred income tax is set at the amount of taxation due for payment in the future, and reflects in most instances the prevailing income tax rate of the year in which the tax liability arises.
The provision for future employee benefits is set at an amount estimated by actuarial methods.
The separation of provisions into long and short term is done based on proportions set using statistical methods by an actuary.
The provision for mine closure costs is set in accordance with the principles of IAS 16.

9.10.3 Accruals

The Company recognises accruals, shown in the balance sheet under shareholders funds and liabilities, as being probable liabilities chargeable to the current financial period which arise from benefits obtained by the Company from contracted parties, if the value of the liability is known or may be reliably estimated, or which arise from the obligation to provide future benefits based on current activities, whose value may be reliably estimated.

Accruals include:

- wages together with charges paid once a year,
- accounting for the cost of fees arising from the appropriation of production, if they were not recognised as non-invoiced liabilities,
- short term provisions due to unutilised vacations, revalued at year-end, and
- other short term provisions matched to revenues, representing future liabilities estimated on the basis of signed agreements or other reliable estimates.

9.10.4 Deferred income

Deferred income includes:

- the equivalent amount of payments received or due from contracted parties, documented by VAT invoice due to benefits whose realisation will occur in future periods,
- income due, based on the valuation of long term contracts,
- cash and cash equivalents received to finance the acquisition or creation of fixed assets under construction and of research projects which are settled simultaneously to depreciation write-off of fixed assets financed by these sources,
- the value of fixed assets, fixed assets under construction and of intangible assets, obtained free of charge, including as a donation, which are settled simultaneously to depreciation write-off of these assets, and
- negative goodwill, arising when the purchase price of an entity or an organised part thereof is lower than the fair value of net assets obtained.

9.11 Revenues, costs, financial result

9.11.1 Revenues

The Company recognises as revenues from sales the probable realisation in the financial period of economic benefits, of a reliably-determined amount, in the form of an increase in the value of assets, or decrease of liabilities, which lead to an increase in shareholders' funds in a manner other than the granting of funds by its owners.

The Company also recognises the following as revenues:

1. other operating income, connected indirectly with its economic activities:
- profit from the disposal of fixed assets, fixed assets under construction and of intangible assets,
- write-offs of subsidies received to finance the acquisition or creation of fixed assets, fixed assets under construction and research projects,
- write-offs of fixed assets and of intangible assets obtained free of charge or by donation,
- provisions released which were created in prior periods,
- the reversal of write-offs revaluing assets, upon elimination of the reason for which the write-offs were made,
- penalties and charges received,
- funds recovered from the liquidation of fixed assets,
- adjustments to operating income from prior years, and
- other similar income.

2. financial income

- dividends and income from profit sharing,
- interest on investments, from funds on current bank accounts and from delay in payments from debtors,
- profits from the disposal of investments,
- surpluses of positive exchange rate differences over negative,
- the revaluation of short and long term investments, in that part not accounted for as revaluation reserve capital,
- the release of provisions created for financial liabilities, and
- other financial income.

3. extraordinary profits, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing business activities.

9.11.2 Costs

The Company recognises as costs the probable decrease in the financial period of economic benefits of a reliably-determined amount, in the form of a decrease in the value of assets, or an increase of liabilities and provisions, which lead to a decrease in shareholders' funds or an increase in negative shareholders' funds in a manner other than the withdrawing of funds by its shareholders or owners.
A by-type costs account is maintained, as well as the cost centers and types of activities.
The Company also recognises the following as costs:

1. other operating costs, i.e. costs indirectly connected with operating activities:
- losses from the disposal of tangible fixed assets and intangible assets,
- the revaluation of non-financial assets, in that part not accounted for as shareholders' funds,
- the amount of donated tangible assets and cash,

- the creation of provisions for future liabilities and anticipated costs (with the exception of provisions for financial liabilities),
- the payment of compensation, penalties, fines and court costs,
- costs connected with the liquidation of tangible fixed assets,
- the cost of unutilsed production capacity caused by external factors, and
- other similar costs connected indirectly with operating activities.

2. financial costs
- interest on financial liabilities and on other liabilities, including delay in payments,
- losses from the disposal of investments,
- write-offs revaluing investments,
- surpluses of negative exchange rate differences over positive,
- the creation of provisions for financial liabilities, and
- other financial costs,

3. extraordinary losses, arising in connection with the occurrence of unforeseen events which are not normally part of the risk of performing operating activities

Changes were made to accounting principles in the current financial period, aimed at adapting them to the changes in the Accounting Act dated 29 September 1994.
Data of the comparable financial periods were restated to the principles prevailing in the current period.

10. AVERAGE EXCHANGE RATE.

In the current period and in the comparable prior period the average Polish zloty exchange rates in relation to the EURO, as set by the Polish National Bank, were as follows:

		current period	comparable period
1.	exchange rate on the last day of the period	4.0202	3.5219
2.	average rate calculated as the mathematical average of the rates on the last day of each month of the period	3.8697	3.6509
3.	highest rate in the period (Tab.nr 136/A/NBP/2002, Tab. nr 180/A/NBP/2001)	4.2116	3.9569
4.	lowest rate in the period (Tab.nr 5/A/NBP/2002, Tab.nr 113/A/NBP/2001)	3.5015	3.3564

11. BASIC ITEMS OF THE BALANCE SHEET, PROFIT AND LOSS ACCOUNT AND CASH FLOW STATEMENT IN EURO.

as on the last day in 000' EURO

1. Basic balance sheet items

		current period	comparable period
	Assets in total	2 028 524	2 197 496
I	Fixed assets	1 601 868	1 413 800
II	Current assets	426 656	783 696
	Shareholders' funds and liabilities	2 028 524	2 197 496
I	Shareholders' funds	997 693	1 028 728
II	Liabilities and provisions for liabilities	1 030 831	1 168 768

The EURO exchange rate used for calculating the balance sheet data on the last day of the current period, as set by the NBP for that date, was 4.0202.
The EURO exchange rate used for calculating the balance sheet data on the last day of the comparable period, as set by the NBP for that date, was 3.5219.

2. Basic profit and loss account items

in 000' EURO

		current period	comparable period
I	Revenues from the sale of products, goods and materials	1 159 858	1 161 576
II	Cost of sale of products, goods and materials	993 108	974 095
III	Gross profit (loss) from sales	166 750	187 481
IV	Profit (loss) from sales	39 294	53 100
V	Operating profit	34 084	(22 497)
VI	Profit (loss) before extraordinary items and taxation	80 137	(66 510)
VII	Extraordinary items	(7)	(47)
VIII	Profit (loss) before taxation	80 130	(66 556)
IX	Net profit (loss)	65 779	(77 105)

For calculating the profit and loss account for the current period the EURO exchange rate was calculated as the mathematical average of the rates on the last day of each month of the period, and was set by the NBP for that date as 3.8697.
For calculating the profit and loss account for the comparable period the EURO exchange rate was calculated as the mathematical average of rates on the last day of each month of the period, and was set by the NBP for that date as 3.6509.

3. Basic cash flows items

in 000' EURO

		current period	comparable period
A	Net cash flow from operations	162 476	85 872
B	Net cash flow from investing activities	(99 767)	(549 716)
C	Net cash flow from financing activities	(43 739)	469 644
D	Total net cash flow (A+/-B+/-C)	18 970	5 800
E	Change in balance of cash and cash equivalents (*)	16 673	6 597
F	Cash and cash equivalents – beginning of the period	12 795	6 198
G	Cash and cash equivalents – end of the period (F+/-D)	29 468	12 795
(*)	Exchange rate differences	(2 297)	797

For calculating the cash flow statement for the current period the following EURO exchange rates were applied:
- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.8697,
- data in F – as set by the NBP as at 31 December 2001, i.e. 3.5219
- data in G – as set by the NBP as at 31 December 2002, i.e. 4.0202.

For calculating the data of the cash flow statement for the comparable period the following EURO exchange rates were applied:
- data in A,B,C,D – average exchange rate calculated as the mathematical average of rates as on the last day of each month of the period, as set by the NBP for that day, i.e. 3.6509,
- data in F – as set by the NBP as at 31 December 2000, i.e. 3.8544,
- data in G – as set by the NBP as at 31 December 2001, i.e. 3.5219.

12. DIFFERENCES BETWEEN POLISH AND INTERNATIONAL ACCOUNTING STANDARDS.

The Company applies accounting principles and methods in accordance with the Accounting Act of 29 September 1994. The financial result and certain balance sheet items differ in amount from that which would be shown in financial statements prepared in accordance with International Accounting Standards ('IAS').

Differences between the accounting principles applied by the Company and those of IAS arise as a result of the matters described below:

12.1 Accounting for the effects of hyperinflation in prior years

In the financial statements of the Company the effects of hyperinflation were not accounted for in accordance with International Accounting Standard 29, Financial Reporting in Hyperinflationary Economies. This relates to the purchase of fixed assets during a hyperinflationary period in prior years, in which the purchase price would be adjusted to that of the equivalent purchasing power on the balance sheet date in financial statements prepared during this period. The carrying value of these assets and of other non-cash assets adjusted in this way becomes a cost in later financial statements, and also the basis for depreciation calculations. In approximation this concerns fixed assets purchased prior to the second half of the financial year 1996.

12.2 Revaluation of fixed assets

A portion of fixed assets is shown at a revalued amount determined as at 1 January 1995 in accordance with a Ruling by the Minister of Finance dated 20 January 1995 (Dz.U. Nr 7 item 34). The method applied for the revaluing of fixed assets does not however fulfil the requirements of IAS concerning the revaluation of fixed assets since, according to IAS, on the balance sheet date the revalued amount should not significantly differ from the fair value of the asset. The most recent revaluation of fixed assets was carried out by the Company based on the level of prices in September 1994, as a result of which the estimated value may significantly differ from the fair value of fixed assets as at the end of the period. In addition, revaluation should include all fixed assets within a given group, and not only those purchased prior to 1 January 1995.

12.3 Specialised spare parts

In the financial statements of the Company spare parts are accounted for as an element of inventory. According to IAS, specialised spare parts which are utilised for a period longer than one year, or are utilised solely for either maintenance or for the servicing of certain fixed assets, should also be included amongst fixed assets and depreciated for a period not longer than the related fixed asset.

12.4 Scope of disclosures

The requirements of certain International Accounting Standards comprise a broader scope of disclosures than that of this annual report.

BALANCE SHEET

	Note	2002	2001
ASSETS			
I. Fixed assets		6 439 830	4 979 263
1. Intangible fixed assets, of which:	1	18 097	14 071
- goodwill			
2. Tangible fixed assets	2	3 014 129	2 957 067
3. Long term debtors	3, 8	48 016	2 336
3.1. From related entities		46 086	299
3.2. From other entities		1 930	2 037
4. Long term investments	4	3 167 556	1 838 258
4.1. Real estate			
4.2. Intangible fixed assets			
4.3. Long term financial assets		3 167 556	1 838 258
a) in related entities, of which:		2 590 088	1 264 708
-shares in subordinated entities valued by the equity method			
b) in other entities		577 468	573 550
4.4. Other long term investments			
5. Long term prepayments	5	192 032	167 531
5.1. Deferred income tax asset		187 704	159 943
5.2. Other prepayments		4 328	7 588
II. Current assets		1 715 242	2 760 098
1. Inventory	6	846 855	925 542
2. Short term debtors	7, 8	585 971	476 681
2.1. From related entities		44 158	84 645
2.2. From other entities		541 813	392 036
3. Short term investments		277 790	1 352 096
3.1 Short term financial assets	9	277 790	1 352 096
a) in related entities			1 209 000
b) in other entities		159 319	98 033
c) cash and cash equivalents		118 471	45 063
3.2. Other short term investments			
4. Short term prepayments	10	4 626	5 779
Total assets		8 155 072	7 739 361
SHAREHOLDERS' FUNDS AND LIABILITIES			
I. Shareholders' Funds		4 010 925	3 623 078
1. Share capital	12	2 000 000	2 000 000
2. Called up share capital not paid (negative value)			
3. Company's own shares (negative value)	13		
4. Reserve capital	14	998 829	1 182 675
5. Revaluation reserve capital	15	821 939	704 126
6. Other reserve capital	16		
7. Retained profit (uncovered loss) from prior years		(64 389)	17 780
8. Net profit (loss)		254 546	(281 503)
9. Write-off of net profit in the financial year (negative value)	17		
II. Liabilities and provisions for liabilities		4 144 147	4 116 283
1. Provisions for liabilities	18	1 354 599	1 250 685
1.1. Deferred income tax provision		196 940	100 806
1.2. Provision for retirement and related benefits		660 551	640 190
a) long term		611 996	594 980
b) short term		48 555	45 210
1.3. Other provisions		497 108	509 689
a) long term		412 859	436 238
b) short term		84 249	73 451
2. Long term liabilities	19	1 206 122	120 918
2.1. Toward related entities			
2.2. Toward other entities		1 206 122	120 918
3. Short term liabilities	20	1 439 125	2 698 840
3.1. Toward related entities		208 366	260 850
3.2. Toward other entities		1 176 623	2 387 346
3.3. Special funds		54 136	50 644
4. Accruals and deferred income	21	144 301	45 840
4.1. Negative goodwill			
4.2. Other accruals and deferred income		144 301	45 840
a) long term		2 078	2 086
b) short term		142 223	43 754
Total shareholders' funds and liabilities		8 155 072	7 739 361

Net assets		4 010 925	3 623 078
Shares outstanding		200 000 000	200 000 000
Net assets per share (in PLN)	22	20.05	18.12
Diluted shares outstanding			
Diluted net assets per share (in PLN)	22		

OFF-BALANCE SHEET ITEMS

	Note	2002	2001
1. Contingent debtors	23	44 650	52 500
1.1. From related entities (due to)			
- received guarantees			
1.2. From other entities (due to)		44 650	52 500
- received guarantees			
- contested State budget issues		44 410	52 500
- other		240	
2. Contingent liabilities	23	250	
2.1. Toward related entities (due to)			
- granted guarantees			
2.2. Toward other entities (due to)		250	
- granted guarantees		250	
3. Other (due to)		317 722	242 692
- liabilities on bills of exchange		3 557	10 791
- liabilities due to contingent penalties			316
- liabilities due to perpetual usufruct of land		170 406	170 966
- liabilities due to rationalisation and R&D work, and other unrealised agreements		64 659	22 975
- contested State budget liabilities		76 870	
- other liabilities (unresolved, disputed issues etc.)		2 230	37 644

PROFIT AND LOSS ACCOUNT

	Note	2002	2001
I. Net revenue from the sale of products, goods and materials, of which:		4 488 301	4 240 797
- from related entities		965 361	1 119 814
1. Net revenue from the sale of products	24	4 463 802	4 206 685
2. Net revenue from the sale of goods and materials	25	24 499	34 112
II. Cost of sale of products, goods and materials, of which:		(3 843 029)	(3 556 322)
-for related entities		(828 136)	(948 280)
1. Cost of manufactured products sold	26	(3 821 487)	(3 524 614)
2. Cost of goods and materials sold		(21 542)	(31 708)
III. Gross profit (loss) (I-II)		645 272	684 475
IV. Selling costs	26	(74 800)	(70 548)
V. General administrative costs	26	(418 416)	(420 063)
VI. Profit (loss) from sales (III-IV-V)		152 056	193 864
VII. Other operating income		148 582	26 850
1. Profit from disposal of non-financial assets		378	1 429
2. Subsidies		160	160
3. Other operating income	27	148 044	25 261
VIII. Other operating costs		(168 744)	(302 848)
1. Loss from disposal of non-financial assets			
2. Revaluation of non-financial assets		(28 838)	(33 152)
3. Other operating costs	28	(139 906)	(269 696)
IX. Operating profit (loss) (VI+VII-VIII)		131 894	(82 134)
X. Financial income	29	509 316	167 405
1. Dividends and share in profit, of which:		4 623	15 463
-from related entities		4 623	15 461
2. Interest, of which:		199 144	37 198
-from related entities		129 336	5 151
3. Profit from the sale of investments	31	122 974	
4. Revaluation of investments		146 741	105 543
5. Other		35 834	9 201
XI. Financial costs	30	(331 105)	(328 092)
1. Interest, of which:		(141 126)	(37 637)
- to related entities			
2. Loss from the sale of investments	31		(16 390)
3. Revaluation of investments		(125 106)	(134 783)
4. Other		(64 873)	(139 282)
XII. Profit (loss) before extraordinary items and taxation (IX+X-XI)		310 105	(242 821)
XIII. Result on extraordinary items (XIII.1.-XIII.2.)		(25)	(170)
1. Extraordinary gains	32	4	51
2. Extraordinary losses	33	(29)	(221)
XIV. Profit (loss) before taxation (XII+/-XIII)		310 080	(242 991)
XV. Taxation	34	(56 014)	(38 512)
a) current taxation		(40 538)	(18 197)
b) deferred taxation		(15 476)	(20 315)
XVI. Other obligatory deductions from profit (loss increase)	35	480	
XVII. Share in net profit (loss) of subordinated entities valued by the equity method	36		
XVIII. Net profit (loss) (XIV-XV-XVI+/-XVII)		254 546	(281 503)

Net profit (loss) (annualised)		254 546	(281 503)
Weighted average number of ordinary shares		200 000 000	200 000 000
Net profit (loss) per share (in PLN)	38	1.27	(1.41)
Weighted average diluted number of ordinary shares			
Diluted net profit (loss) per ordinary share (in PLN)	38		

DESCRIPTION OF CHANGES IN SHAREHOLDERS' FUNDS

	2002	2001
I. Shareholders' funds - beginning of the period	3 696 075	4 066 757
a) changes of accounting policies	(72 997)	17 780
b) corrections due to error		
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 623 078	4 084 537
1. Share capital - beginning of the period	2 000 000	2 000 000
1.1. Changes in share capital		
a) increase, due to:		
- issue of shares		
b) decrease, due to:		
- redemption of shares		
1.2. Share capital - end of the period	2 000 000	2 000 000
2. Called up capital not paid - beginning of the period		
2.1. Changes in called up capital not paid		
a) increase (due to)		
b) decrease (due to)		
2.2. Called up capital not paid - end of the period		
3. Shares of the Company - beginning of the period		
3.1. Changes in shares of the Company		
a) increase, due to:		
b) decrease, due to:		
3.2. Shares of the Company - end of the period		
4. Reserve capital - beginning of the period	1 184 267	753 007
4.1. Changes in reserve capital	(185 438)	429 668
a) increase, due to:	4 585	429 675
- issue of shares over nominal value		
- from profit distribution (statutory)		
- from profit distribution (over statutorily-required minimum value)		424 170
- transfer from revaluation reserve capital	4 585	5 505
b) decrease, due to:	(190 023)	(7)
- coverage of losses	(190 023)	
- other decreases		(7)
4.2. Reserve capital - end of the period	998 829	1 182 675
5. Revaluation reserve capital - beginning of the period	701 831	689 580
5.1. Changes in revaluation reserve capital	120 108	14 546
a) increase, due to:	305 119	25 421
- settlement of hedging instruments	16 055	23 126
- valuation of hedging transactions, in the effective part	289 064	
- creation of a deferred income tax asset		2 295
b) decrease, due to:	(185 011)	(10 875)
- disposal of tangible fixed assets	(4 646)	(7 090)
- valuation of hedging transactions, in the effective part	(29 207)	(3 785)
- settlement of hedging instruments	(101 610)	
- creation of a deferred income tax provision	(49 548)	
5.2. Revaluation reserve capital - end of the period	821 939	704 126
6. Other reserve capital - beginning of the period		
6.1. Changes in other reserve capital		
a) increase, due to:		
b) decrease, due to:		
6.2. Other reserve capital - end of the period		

7. Retained profit (uncovered losses) from prior years - beginning of the period	(190 023)	624 170
7.1. Retained profit from prior years - beginning of the period		624 170
a) changes to accounting methodology (policies)		17 780
b) corrections due to error		
7.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data		641 950
a) increase, due to:		
-distribution of profit from prior years		
b) decrease, due to:		(624 170)
- transfer to reserve capital		(424 170)
- dividend payment		(200 000)
7.3. Retained profit from prior years - end of the period		17 780
7.4. Uncovered losses from prior years - beginning of the period	(190 023)	
a) changes to accounting methodology (policies)	(72 997)	
b) corrections due to error		
7.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	(263 020)	
a) increase, due to:		
- transfer of losses from prior years to be covered		
b) decrease, due to:	198 631	
- valuation of embedded instruments	8 608	
- coverage of loss from reserve capital	190 023	
7.6. Uncovered losses from prior years - end of the period	(64 389)	
7.7. Retained profit (uncovered losses) from prior years - end of the period	(64 389)	17 780
8. Net result	254 546	(281 503)
a) net profit	254 546	
b) net loss		(281 503)
c) write-off from profit		
II. Shareholders' funds - end of the period	4 010 925	3 623 078
III. Shareholders' funds, after adjustment for proposed profit distribution (coverage of losses)	4 010 925	3 623 078

STATEMENT OF CASH FLOWS	2002	2001
A. NET CASH FLOW FROM OPERATIONS (I+/-II) - indirect method		
I. Net profit (loss)	254 546	(281 503)
II. Total adjustments	374 187	595 013
1. Share in (profit) loss of entities valued by the equity method		
2. Depreciation	301 421	341 660
3. (Profit) loss on exchange rate differences	(1 720)	(36 648)
4. Interest and share in profits (dividends)	5 839	14 506
5. (Profit) loss on investing activities	(119 559)	24 823
6. Change in provisions	232 129	331 368
7. Change in inventories	78 687	(90 788)
8. Change in debtors	(156 584)	71 700
9. Change in short term liabilities, excluding bank and other loans	77 193	6 665
10. Change in prepayments and accruals	71 681	(120 251)
11. Other adjustments	(114 900)	51 978
III. Net cash flow from operations (I+/-II)	628 733	313 510
B. Cash flow from investing activities		
I. Inflow	4 275 904	1 062 692
1. The sale of intangible fixed assets and tangible fixed assets	1 299	2 294
2. The sale of investments in real estate and intangible assets		
3. From financial assets, of which:	4 274 605	1 059 965
a) in related entities	3 815 180	310 459
- the sale of financial assets	3 686 638	294 719
- dividends and share in profit	4 623	15 460
- repayment of long term loans granted		
- interest	123 919	280
- other inflow from financial assets		
b) in other entities	459 425	749 506
- the sale of financial assets	446 883	749 479
- dividends and share in profit		2
- repayment of long term loans granted		
- interest	12 542	
- other inflow from financial assets		25
4. Other investment inflow		433
II. Outflow	(4 661 971)	(3 069 650)
1. The purchase of intangible fixed assets and tangible fixed assets	(354 010)	(489 414)
2. The purchase of real estate and intangible fixed assets		
3. For financial assets, of which:	(4 305 055)	(2 573 547)
a) in related entities	(3 927 099)	(1 684 500)
- the purchase of financial assets	(3 927 099)	(1 673 000)
- long term loans granted		
- other financial assets		(11 500)
b) in other entities	(377 956)	(889 047)
- the purchase of financial assets	(372 956)	(790 997)
- long term loans granted		(98 050)
- other financial assets	(5 000)	
4. Other investment outflow	(2 906)	(6 689)
III. Net cash flow from investing activities (I-II)	(386 067)	(2 006 958)
C. Cash flow from financing activities		
I. Inflow	1 288 862	4 084 251
1. Net inflow from the issuance of shares and other equity instruments and of payments to capital		
2. Bank and other loans	1 288 862	4 084 251
3. The issuance of debt securities		
4. Other financial inflow		
II. Outflow	(1 458 120)	(2 369 629)
1. The purchase of shares of the Company		
2. Dividends and other shareholder-related payments		(200 000)
3. Other outflow from profit distribution, excepting shareholder-related payments		
4. Repayment of bank and other loans	(1 312 590)	(2 134 622)
5. The buy-back of debt securities		
6. Due to other financial liabilities		
7. The payment of liabilities from financial leasing agreements	(221)	
8. Interest	(145 309)	(35 007)
9. Other financial outflow		
III. Net cash flow from financing activities (I-II)	(169 258)	1 714 622
D. Total net cash flow(A.III+/-B.III+/-C.III)	73 408	21 174
E. Change in balance sheet total of cash and cash equivalents, of which:	73 408	21 174
- change in cash and cash equivalents due to exchange rate differences	(100)	(60)
F. Cash and cash equivalents - beginning of the period	45 063	23 889
G. Cash and cash equivalents - end of the period (F+/-D), of which:	118 471	45 063
- including those having limited rights of disposal	20 234	20 286

ADDITIONAL INFORMATION

A. EXPLANATORY NOTES

EXPLANATORY NOTES TO THE BALANCE SHEET

Note 1A.

INTANGIBLE FIXED ASSETS	2002	2001
a. Research and development costs	2 887	701
b. Purchased goodwill		
c. Purchased concessions, patents, licenses and similar items, of which:	15 210	13 333
- computer software	1 744	2 846
d. Other intangible fixed assets		37
e. Prepayments for intangible fixed assets		
Total intangible fixed assets	18 097	14 071

EXEMPTION NUMBER: 82-4639

Note 1B.

MOVEMENTS IN INTANGIBLE FIXED ASSETS (by type)	a	b	c		d	e	
	research and development costs	purchased goodwill	purchased concessions, patents, licenses and similar items, of which:	- computer software	other intangible fixed assets	prepayments for intangible fixed assets	Total intangible fixed assets
a. Gross book value at the beginning of the period	2 340		46 996	13 552	3 589		52 925
b. Additions, due to:	2 515		9 812	958			12 327
- transfer from tangible fixed assets under construction	2 180		9 762	908			11 942
- reclassification			50	50			50
- other	335						335
c. Disposals, due to:			(1 278)	(692)	(3 508)		(4 786)
- liquidation			(1 278)	(692)	(3 458)		(4 736)
- reclassification					(50)		(50)
- other							
d. Gross book value at the end of the period	4 855		55 530	13 818	81		60 466
e. Accumulated depreciation at the beginning of the period	1 639		33 663	10 706	3 552		38 854
f. Depreciation for the period, due to:	329		6 657	1 368	(3 471)		3 515
- current depreciation	329		7 910	2 041	5		8 244
- liquidation			(1 271)	(691)	(3 458)		(4 729)
- reclassification			18	18	(18)		
- other							
g. Accumulated depreciation at the end of the period	1 968		40 320	12 074	81		42 369
h. Write-offs due to permanent diminution in value at the beginning of the period							
- additions							
- disposals							
i. Write-offs due to permanent diminution in value at the end of the period							
j. Net book value of intangible assets at the end of the period	2 887		15 210	1 744			18 097

Note 1C.

INTANGIBLE FIXED ASSETS BY CLASS OF OWNERSHIP	2002	2001
a. Intangible fixed assets owned by the company	18 097	14 071
b. Intangible fixed assets used on the basis of a leasing contract or similar agreements, including leasing agreements		
Total intangible fixed assets	18 097	14 071

Note 2A.

TANGIBLE FIXED ASSETS	2002	2001
a. Fixed assets, of which:	2 680 500	2 667 123
- land (including perpetual usufruct of land)	7 857	7 663
- buildings, premises and land and water engineering infrastructure	1 524 541	1 530 038
- plant and machinery	1 112 135	1 087 031
- vehicles	28 181	32 749
- other tangible fixed assets	7 786	9 642
b. Fixed assets under construction	333 629	289 944
c. Prepayments for fixed assets under construction		
Total tangible fixed assets	3 014 129	2 957 067

Note 2B.

MOVEMENTS IN TANGIBLE FIXED ASSETS (BY TYPE)	- land (including perpetual usufruct of land)	- buildings, premises and land and water engineering infrastructure	- plant and machinery	- vehicles	- other tangible fixed assets	Total tangible fixed assets
a. Gross book value at the beginning of the period	7 809	3 617 639	3 355 491	108 805	81 380	7 171 124
b. Additions, due to:	212	211 934	233 417	3 017	1 630	450 210
- transfer from tangible fixed assets under construction	212	74 027	223 104	3 017	1 630	301 990
- transfer to use based on agreements, leasing agreements			6 014			6 014
- increase of value by a future liquidation costs		132 429				132 429
- reclassification		5 014	193			5 207
- other		464	4 106			4 570
c. Disposals, due to:	(103)	(10 828)	(88 813)	(2 733)	(3 039)	(105 516)
- assets scrapped	(103)	(5 571)	(80 807)	(1 043)	(2 460)	(89 984)
- sales		(1 273)	(1 612)	(1 363)	(535)	(4 783)
- donations and items freely granted		(851)	(910)	(327)	(42)	(2 130)
- reclassifications and other disposals		(3 133)	(5 484)		(2)	(8 619)
d. Gross book value at the end of the period	7 918	3 818 745	3 500 095	109 089	79 971	7 515 818
e. Accumulated depreciation at the beginning of the period	146	2 163 859	2 268 460	76 056	71 738	4 580 259
f. Depreciation for the period, due to:	(85)	130 345	119 500	4 852	447	255 059
- current depreciation	17	75 794	206 581	7 314	3 471	293 177
- sales		(707)	(1 576)	(1 234)	(529)	(4 046)
- assets scrapped	(102)	(4 679)	(79 986)	(965)	(2 456)	(88 188)
- donations and items freely granted		(743)	(909)	(263)	(38)	(1 953)
- increase of depreciation due to liquidation costs		56 171				56 171
- reclassifications and other		4 509	(4 610)		(1)	(102)
g. Accumulated depreciation at the end of the period	61	2 294 204	2 387 960	80 908	72 185	4 835 318
h. Write-offs due to permanent diminution in value at the beginning of the period						
- additions						
- disposals						
i. Write-offs due to permanent diminution in value at the end of the period						
i. Net book value at the end of the period	7 857	1 524 541	1 112 135	28 181	7 786	2 680 500

Note 2C.

FIXED ASSETS BY CLASS OF OWNERSHIP	2002	2001
a. Fixed assets owned by the company	2 674 687	2 667 123
b. Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement	5 813	
- financial leasing	5 813	
Total tangible fixed assets	2 680 500	2 667 123

Note 2D.

OFF-BALANCE SHEET FIXED ASSETS	2002	2001
Fixed assets used on the basis of a leasing contract or similar arrangements, including leasing agreement, including:	173 436	173 234
- value of perpetual usufruct of land	170 406	170 966
- fixed assets in leasing not subject to depreciation	3 030	2 268
Total off-balance sheet fixed assets	173 436	173 234

Note 3A.

LONG TERM DEBTORS	2002	2001
a) debtors from related entities, of which:	46 086	299
- from subsidiaries, due to:	46 086	299
- additional payments to capital	44 512	
- other debtors	1 574	299
- from co-subsidiaries, due to:		
- additional payments to capital		
- other debtors		
- from associates, due to:		
- additional payments to capital		
- other debtors		
- from significant investor, due to:		
- additional payments to capital		
- other debtors		
- from dominant entity, due to:		
- additional payments to capital		
- other debtors		
b) from other entities, of which:	1 930	2 037
- additional payments to capital		
- other debtors	1 930	2 037
Net long term debtors	48 016	2 336
c) Adjustment in value of debtors		
Gross long term debtors	48 016	2 336

Note 3B.

CHANGE IN LONG TERM DEBTORS (BY TYPE)	2002	2001
a) beginning of the period	2 336	25 252
- due to additional payments to capital		22 500
- other debtors	2 336	2 752
b) increase, due to:	45 911	3
- disposal of financial assets	1 399	
- transfer of short term additional payments to capital	44 512	3
c) decrease, due to:	(231)	(22 786)
- transfer of other long term debtors to short term debtors	(231)	(286)
- transfer of long term additional payments to capital to short term payments		(2 000)
- return of additional payments to capital		(20 500)
- repayment of debtors		(133)
d) end of the period	48 016	2 336
- additional payments to capital		
- other debtors	48 016	2 336

Note 3C.

CHANGE IN ADJUSTMENT IN VALUE OF LONG TERM DEBTORS	2002	2001
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
Adjustment in value of long term debtors at the end of the period		

Note 3D.

LONG TERM DEBTORS (BY CURRENCY)	2002	2001
a) in Polish currency	48 016	2 336
b) in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
b4. other currencies in '000PLN		
Total long term debtors	48 016	2 336

Note 4A.

CHANGE IN REAL ESTATE (BY TYPE)	2002	2001
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4B.

CHANGE IN INTANGIBLE FIXED ASSETS (by type)	2002	2001
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4C.

LONG TERM FINANCIAL ASSETS	2002	2001
a) in subsidiaries	2 588 779	1 258 165
- shares	1 216 132	1 257 724
- debt securities	1 372 647	
- other securities (by type)		441
- value of contribution in kind for acquisition of shares (lack of registration)		441
- loans granted		
- other long term financial assets (by type)		
b) in co-subsidiaries		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
c) in associates	1 309	6 543
- shares	1 309	6 543
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
d) in significant investor		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
e) in dominant entity		
- shares		
- debt securities		
- other securities (by type)		
- loans granted		
- other long term financial assets (by type)		
f) in other entities	577 468	573 550
- shares	449 750	449 750
- debt securities		
- other securities (by type)	29 668	25 750
- participation unit	29 668	25 750
- loans granted	98 050	98 050
- other long term financial assets (by type)		
Total long term financial assets	3 167 556	1 838 258

Note 4D.

SHARES IN SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD	2002	2001
a) goodwill of subordinated entities		
- subsidiaries		
- co-subsidiaries		
- associates		
b) negative goodwill of subordinated entities		
- subsidiaries		
- co-subsidiaries		
- associates		

Note 4E.

CHANGE IN GOODWILL - subsidiaries	2002	2001
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4F.

CHANGE IN GOODWILL - co-subsidiaries	2002	2001
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4G

CHANGE IN GOODWILL - associates	2002	2001
a) gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) gross book value at the end of the period		
e) write-off of goodwill at the beginning of the period		
f) write-off of goodwill for the period		
g) write-off of goodwill at the end of the period		
h) net book value at the end of the period		

Note 4H

CHANGE IN NEGATIVE GOODWILL - subsidiaries	2002	2001
a) negative gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) negative gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) negative net book value at the end of the period		

Note 4I

CHANGE IN NEGATIVE GOODWILL - co-subsidiaries	2002	2001
a) negative gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) negative gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) negative net book value at the end of the period		

Note 4J.

CHANGE IN NEGATIVE GOODWILL - associates	2002	2001
a) negative gross book value at the beginning of the period		
b) increases, of which:		
c) decreases, of which:		
d) negative gross book value at the end of the period		
e) write-off of negative goodwill at the beginning of the period		
f) write-off of negative goodwill for the period		
g) write-off of negative goodwill at the end of the period		
h) negative net book value at the end of the period		

Note 4K.

CHANGE IN LONG TERM FINANCIAL ASSETS (BY TYPE)	2002	2001
a) beginning of the period	1 838 258	1 321 661
- shares	1 714 017	1 078 958
- long term loans	98 050	
- other securities	25 750	15 739
- other long term financial assets	441	226 964
b) increase, due to:	1 499 254	1 082 258
- purchase of shares	1	
- capital increase	546	685 455
- reversal of write-offs revaluing shares		8 270
- settlement of write-offs revaluing shares	97 567	17 316
-reclasification of short term debt securities	1 372 647	
- adjustment of surplus contribution in kind over book value of shares	6 045	1 903
- loans granted		98 050
- purchase of other securities	4 818	19 932
- payments of cash advances for long term financial assets		250 891
- other increases of shares	17 630	
- other increases of other long term financial assets		441
c) decrease, due to:	(169 956)	(565 661)
- sale of shares	(139 776)	
- decrease of capital		(18 046)
- adjustment of surplus contribution in kind over book value of shares	(105)	
- write-offs revaluing shares	(9 529)	(59 839)
- write-offs revaluing other securities	(900)	(3 223)
- adjustment of purchase value of other securities		(6 698)
- settlement of cash advances for long term financial assets		(477 855)
- other decreases of shares	(19 205)	
- other decreases of other long term financial assets	(441)	
d) end of the period	3 167 556	1 838 258
- shares	1 667 191	1 714 017
- long term loans	98 050	98 050
- debt securities	1 372 647	
- other securities	29 668	25 750
- other long term financial assets		441

Note 4L.

	SHARES IN SUBORDINATED ENTITIES											
	a	b	c	d	e	f	g	h	i	j	k	l
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Character of capital relationship (subsidiaries, co-subsidiaries, associates, with description of direct and indirect relations)	Consolidation method applied / the equity method or indication that entity is not subject to consolidation / or equity method valuation	Date of gaining control / co-control / significant influence	Value at purchase price of shares	Write-offs adjusting the value (total)	Book value of shares	Percentage of share capital owned	Voting interest in the General Meeting	Other than defined under letter j) or k), basis of control / co-control / significant influence
1	CBiPM Cuprum sp. z o.o.	Wrocław	Research and development	subsidiary	full	01.01.1993	3 506		3 506	100.00	100.00	
2	KGHM Polish Copper Ltd	London	Copper trade	subsidiary	full	21.06.1991	6 903		6 903	100.00	100.00	
3	Dolnośląska Spółka Inwestycyjna S.A.	Lubin	Capital investments	subsidiary	full	01.01.1995	118 235	14 493	103 742	77.46	77.46	
4	Miedziowe Centrum Zdrowia S.A.	Lubin	Medical services	subsidiary	full	25.09.1995	54 279	26 816	27 463	100.00	100.00	
5	KGHM Metale S.A.	Legnica	Capital investments	subsidiary	full	11.10.1995	139 374	74 657	64 717	100.00	100.00	
6	Energetyka Sp. z o.o.	Lubin	Production, distribution and trade in electrical and steam energy	subsidiary	full	01.01.1996	47 145		47 145	100.00	100.00	
7	Centrum Badań Jakości Sp. z o.o.	Lubin	Technical analyses and tests	subsidiary	full	18.11.1996	2 218		2 218	100.00	100.00	
8	KGHM Kupferhandelsges mb.H	Viena	Copper trade	subsidiary	full	13.11.1996	925	29	896	100.00	100.00	
9	Pol-Miedź Trans sp. z o.o.	Lubin	Transport	subsidiary	full	01.10.1996	61 442		61 442	100.00	100.00	
10	KGHM Congo sprl	Lubumbashi	Ore extraction services	subsidiary	full	16.03.1998	57 938	57 938		99.98	99.98	
11	Telefonia Dialog S.A.	Wrocław	Telecommunication services and cybernetics	subsidiary	full	11.06.1999	875 735		875 735	100.00	100.00	
12	KGHM Metraco Sp. z o.o.	Legnica	Trade,agent and representative services	subsidiary	full	21.06.1991	12 865		12 865	98.96	98.96	
13	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	Lubin	Property and life insurance	subsidiary	equity method	11.06.1994	9 500		9 500	93.14	93.14	
14	Fosroc-Ksante Sp. z o.o.	Trzebcz	Production of organic and non-organic chemicals, glues; production and sale mineral water and non-carbonated beverages	associated	equity method	17.08.1998	1 309		1 309	30.00	30.00	
15	Total						1 391 374	173 933	1 217 441			

Relate to column g:
when shares are acquired for contribution in kind, the purchase price is calculated as the nominal value adjusted by excess of valuation of contribution in kind over book value

Note 4M.

SHARES IN SUBORDINATED ENTITIES - continuation																		
	a	m							n			o			p	r	s	t
		Shareholders' Funds, of which:							Liabilities and provisions for liabilities, of which:			Debtors, of which:						
Item	Name of entity		Share capital	Called up capital not paid	Reserve Capital	Other Shareholders' Funds, of which:	Profit (loss) from prior years	Net Profit (loss)		long term liabilities	short term liabilities		long term debtors	short term debtors	Total assets	Revenue from sales	Share capital not paid by the issuer	Dividends received or due from prior year
1	CBiPM Cuprum sp. z o.o.	5 909	3 506		1 893	510		191	3 090		3 090	5 260		5 260	9 001	16 900		
2	KGHM Polish Copper Ltd*	15 087	7 567		6 622	898		898	7 478		7 478	13 442	216	13 226	28 814	659 019		
3	Dolnośląska Spółka Inwestycyjna S.A.	110 521	156 864			(46 343)	(46 574)	231	3 167	229	2 938	7 857	2 936	4 921	113 688	885		
4	Miedziowe Centrum Zdrowia S.A.	33 295	43 162			(9 867)	(2 186)	(7 681)	10 231	3 711	6 520	5 007	909	4 098	43 526	35 235		
5	KGHM Metale S.A.	86 717	139 374			(52 657)	(58 452)	5 795	2 316	1 399	917	9 077	1 540	7 537	89 033	2 330		
6	Energetyka Sp. z o.o.	110 808	63 265		47 381	162		162	23 339	5 685	17 654	13 944		13 944	134 147	70 015		
7	Centrum Badań Jakości Sp. z o.o.	8 906	2 918		3 076	2 912	620	2 292	9 689	3 486	6 203	3 474		3 474	18 595	31 019		1 026
8	KGHM Kupferhandelsges mbH*	1 431	925			506		89	46 167	3 343	42 824	46 993		46 993	47 709	209 241		
9	Pol-Miedź Trans Sp. z o.o.	138 968	137 423		291	1 254	921	333	48 620	11 427	37 193	19 232		19 232	187 587	339 509		2 783
10	KGHM Congo sprl*	(35 093)	58 590			(93 683)	(21 154)	(72 529)	30 364		30 364	1 072		1 072	8 319	2 322		
11	Telefonia Dialog S.A.	(265 521)	850 000	(100 000)		(1 015 521)	(563 301)	(452 220)	1 942 364		1 942 364	38 993		38 993	1 676 843	357 879	100 000	
12	KGHM Metraco Sp. z o.o.	19 640	2 545		13 185	3 910		3 905	31 736	30	31 706	38 399		38 399	51 376	420 773		
13	Towarzystwo Ubezpieczeń Wzajemnych CUPRUM	20 621	10 200		8 465	1 956	(278)	2 208	19 655	1 155	18 500	5 452	352	5 100	37 885	19 677		
14	Fosroc-Ksante Sp. z o.o.	6 773	4 500		598	1 675	228	2 193	1 758	297	1 461	1 612		1 612	8 531	14 658		814

*historic valuation of share capital

Note 4N.

SHARES IN OTHER ENTITIES

	a	b	c	d	e		f	g	h	i
Item	Name of entity (with indication of legal form)	Location of Head Office	Primary activity of company	Book value of shares	Shareholders' Funds, of which:	Share Capital	Percentage of share capital owned	Voting interest in the General Meeting	Share capital not paid by the issuer	Dividends received or due from prior year
1	Polkomtel S.A.	Warsaw	design, installation, use and management of the GSM System, services related to mobile telephony, the sale of products and services related to the GSM System, and the conduct of all other activities connected with services offered by the GSM System	437 250	3 000 092	2 050 000	19.61	19.61		
2	Polskie Towarzystwo Reasekuracyjne S.A.	Warsaw	organisation and conduct of indirect insurance activities (reassurance) as respects all groups and types of property and personal insurance	12 500	109 405	105 180	11.88	11.88		

Note 4O.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY CURRENCY)	2002	2001
a) In Polish currency	2 868 391	1 706 630
b) In foreign currency	201 115	33 578
b1.unit / currency '000 / USD	51 378	6 851
'000PLN	193 316	25 750
b2.unit / currency '000 / EUR	254	
'000PLN	896	
b3.unit / currency '000 / GBP	2 000	2 000
'000PLN	6 903	6 903
other currencies in '000PLN		925
Total long term securities, interests and other long term financial assets	3 069 506	1 740 208

Note 4P.

SECURITIES, INTERESTS AND OTHER LONG TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	2002	2001
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning period		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
C. Fully transferable, not traded on regulated market (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		

D. Securities with limited transferability (Balance Sheet value)	3 069 506	1 740 208
a. Shares (Balance Sheet value)	1 667 191	1 714 017
- value adjustments (for the period)	(9 529)	(51 569)
- value at the beginning of the period	1 714 017	1 078 958
- value at purchase price	1 836 967	1 958 672
b. Bonds (Balance Sheet value)		
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price		
c. Other by type (Balance Sheet value)	1 402 315	26 191
c1. participation unit	29 668	25 750
- value adjustments (for the period)	(900)	(3 222)
- value at the beginning of the period	25 750	15 739
- value at purchase price	32 093	28 973
c2. Prepayments for long term financial assets		441
- value adjustments (for the period)		
- value at the beginning of the period	441	226 964
- value at purchase price		441
c3. Debt securities	1 372 647	
- value adjustments (for the period)		
- value at the beginning of the period		
- value at purchase price	1 372 647	
Total value at purchase price	3 241 707	1 987 645
Total value at the beginning of the period	1 740 208	1 321 661
Total adjustments (for the period)	(10 429)	(54 791)
Total Balance Sheet value	3 069 506	1 740 208

Note 4Q.

LONG TERM LOANS GRANTED (BY CURRENCY)	2002	2001
a) Loans in Polish currency	98 050	98 050
b) Loans in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total long term loans granted	98 050	98 050

Note 4R.

OTHER LONG TERM INVESTMENTS (BY TYPE)	2002	2001
Total other long term investments		

Note 4S.

CHANGE IN OTHER LONG TERM INVESTMENTS (BY TYPE)	2002	2001
a) beginning of the period		
b) increase, due to:		
c) decrease, due to:		
d) end of the period		

Note 4T.

OTHER LONG TERM INVESTMENTS (BY CURRENCY)	2002	2001
a) in Polish currency		
b) in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total other long term investments		

Note 5A

CHANGE IN DEFERRED INCOME TAX ASSETS	2002	2001
1. Deferred income tax assets at the beggining of the period, of which:	150 247	165 028
a) recognised in financial result	147 155	165 028
- exchange rate differences	2 821	3 814
- interest	1 800	1
- short term provisions due to wages	3 500	27 121
- valuation of derivative transactions	20 082	39 210
- provisions for future employee benefits	50 143	44 920
- depreciation	8 148	
- other	60 661	49 962
b) recognised in Shareholders' Funds	3 092	
- revaluation of hedging instruments	3 092	
c) recognised in goodwill or negative goodwill		
2. Increases	112 892	352 923
a) recognised in financial result for the period in connection with negative timing differences, due to:	104 022	350 628
- exchange rate differences	3 109	27 724
- tax rate changes		
- interest	2 575	14 615
- short term provisions for wages	30 477	63 400
- valuation of derivative transactions	30 871	170 043
- provisions for future employee benefits	12 881	5 223
- depreciation	4 687	9 405
- other	19 422	60 218
b) recognised in financial result for the period due to negative taxable base		
c) recognised in Shareholders' Funds in connection with negative timing differences, due to:	8 870	2 295
- provision for mine liquidation	8 870	
- from revaluation reserve capital		2 295
d) recognised in Shareholders' Funds due to negative taxable base		
e) recognised in goodwill or negative goodwill in connection with negative timing differences		
3. Decreases	(75 435)	(358 008)
a) recognised in financial result for the period in connection with negative timing differences, due to:	(72 828)	(358 008)
- exchange rate differences	(2 306)	(29 514)
- interest	(1 870)	(12 816)
- short term provisions for wages	(2 924)	(87 019)
- valuation of derivative transactions	(20 082)	(189 170)
- provisions for future employee benefits	(2 738)	
- depreciation	(2 957)	(1 258)
- release of unnecessary provisions	(4 582)	(1 447)
- tax rate changes	(969)	
- other	(34 400)	(36 784)
b) recognised in financial result for the period in connection with negative taxable base		
c) recognised in Shareholders' Funds in connection with negative timing differences, due to:	(2 607)	
- revaluation reserve capital	(2 295)	
- exchange rate differences	(294)	
- tax rate changes	(18)	
d) recognised in Shareholders' Funds due to negative taxable base		
e) related to goodwill or negative goodwill in connection with negative timing differences		
4. Deferred tax assets at the end of the period	187 704	159 943
a) recognised in financial result	178 349	157 648
- exchange rate differences	3 605	2 024
- tax rate changes		
- interest	2 575	1 800
- short term provisions for wages	30 994	3 500
- valuation of derivative transactions	30 871	20 082
- provisions for future employee benefits	60 286	50 143
- depreciation	9 878	8 148
- other	40 140	71 951
b) recognised in Shareholders' Funds	9 355	2 295
- revaluation of hedging instuments		2 295
- provision for mine closure costs	8 870	
- exchange rate differences	485	
c) recognised in goodwill or negative goodwill		

in increses and decreases the turnover relating to an asset created (released) during the financial period is presented (year 2001)

NEGATIVE TIMING DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed Assets				
I	intangible assets	depreciation	121	16	to full depreciation
II	tangible fixed assets	depreciation	28 977	35 261	to full depreciation
B	Current assets				
I	inventory	valuation of inventories	927	740	2003
II	short term debtors	revaluation write off	1 599	13 735	2003
		revaluation write off		216	2006
		exchange rate differences	(13)	5 781	2003
		exchange rate differences recognised in the financial result of prior years	2 548	1 613	2003
		debtors due to consulting, expert opinions	8 394	13 717	2006
		debtors from Congo sprl	30 246	29 792	2006
III	short term investments				
	other short term financial assets	valuation of derivative transaction costs	18 093	104 779	2003
		valuation of embedded instruments recognised in the current result		8	2003
	cash and cash equivalents	exchange rate differences	107	513	2003
		exchange rate differences recognised in the financial result of prior years	83	44	2003
	other securities	exchange rate differences		5 198	2003
IV	long term investments	valuation due to permanent diminution of companies value	93 350		
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	tax deductible exchange rate differences on bank loans		12 057	2003
B	Liabilities and provisions for liabilities				
I	provisions for liabilities	provision for a real estate tax	21 324	10 221	2003
		R&D projects	2 400	4 471	2003
		licensing fees	13 111	13 831	2003
		provision for anticipated costs	1 169	1 000	2003
		issues unresolved and contested in court	123	607	2003
		provision for mine closure	13 793	11 862	2006
		provision for scrapping of fixed assets	7 323	6 508	2003
		provision for long term employee benefits	211 464	223 280	2006
		other provisions for future costs and taxes	798	8 156	2003
		timing defferences from provision for mine closure		41 935	2006
II	long term liabilities	exchange rate differences on long term bank loans		105	2003
III	short term liabilities				
	bank loans	interest accrued on bank loans	6 427	9 517	2003
		exchange rate differences recognised in the financial result of prior years	170		
	due to goods, works and services	exchange rate differences recognised in the financial result of prior years	44		
		exchange rate differences		3	2003
		accrued interest on liabilities		21	2003
	other short term liabilities	exchange rate differences	7 136	61	2003
		exchange rate differences recognised in the financial result of prior years		35	2003
	other financial liabilities	valuation of derivative transaction costs	61 825	3 675	2003
		unpaid wages	794	96	2003
		valuation of hedging imstruments		5 883	2003
		valuation of embedded instruments recognised in the current result		2 203	2003
IV	accruals	annual bonus		97 792	H1/2003
		annual bonus (Barbórka)	171		
		provision for rationalization	9 885	12 056	2003
		provision for unused vacations	13 706	13 400	2003
		provision for a real estate tax	10 967		
		provision for mine damage	1 834	3 144	2003
		other provisions	159	561	2003
	Total of negative timing differences		569 055	693 893	

Note 5B.

OTHER PREPAYMENTS	2002	2001
a) prepayments of costs, of which:	4 328	7 588
- research and development	4 273	7 347
- depreciation of fixed assets being the initial equipemnt for a given site	3	102
- other	52	139
b) other prepayments, of which:		
Total other prepayments	4 328	7 588

Note 6

INVENTORIES	2002	2001
a) Materials	44 407	49 521
b) Semi-finished products and work in progress	714 742	739 326
c) Finished products	87 259	135 979
d) Goods for resale		
e) Prepayments on deliveries	447	716
Total inventories	846 855	925 542

Note 7A.

SHORT TERM DEBTORS	2002	2001
a) from related entities, of which:	44 158	84 645
- for goods, works and services,	40 713	34 346
- less than 12 months	40 713	34 346
- over 12 months		
- other	3 445	50 299
- disputed claims		
b) from other entities	541 813	392 036
- for goods, works and services,	271 308	176 500
- less than 12 months	271 308	176 500
- over 12 months		
- tax, subsidies, social insurance and other	217 372	168 476
- other	53 133	47 030
- disputed claims		30
Total net debtors	585 971	476 681
c) write-offs revaluing debtors	85 360	52 916
Total gross debtors	671 331	529 597

Note 7B.

SHORT TERM DEBTORS FROM RELATED ENTITIES	2002	2001
a) for goods, works and services, of which:	40 713	34 346
- from subsidiaries	40 446	34 126
- from co-subsidiaries		
- from associates	267	220
- from significant investor		
- from dominant entity		
b) other, of which:	3 445	50 299
- from subsidiaries	3 445	50 299
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
c) disputed claims, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
Total short term net debtors from related entities	44 158	84 645
d) write-offs revaluing debtors from related entities	49 849	48 140
Total gross debtors from related entities	94 007	132 785

Note 7C.

CHANGE IN WRITE-OFFS REVALUING SHORT TERM DEBTORS	2002	2001
Beginning of the period	52 916	35 768
a) increase, due to:	34 191	22 751
- write-offs revaluing debtors	31 165	22 005
- reclassification	170	418
- increase of write-offs due to change in exchange rates	2 797	
- other	59	328
b) decrease, due to:	(1 747)	(5 603)
- utilisation of write-offs for retired, doubtful and other debtors	(289)	(1 026)
- release of write-offs due to repayment debtors	(161)	(977)
- release of write-offs due to reclassification of debtors	(170)	(418)
- adjustment of write-offs due to change in exchange rates	(1 051)	(3 182)
- other	(76)	
Write-offs revaluing short term debtors at the end of the period	85 360	52 916

Note 7D.

SHORT TERM DEBTORS (BY CURRENCY)	2002	2001
a) Debtors in Polish currency	501 122	405 647
b) Debtors in foreign currency	170 209	123 950
b1.unit / currency '000 / USD	28 012	20 408
'000PLN	105 708	79 985
b2.unit / currency '000 / EUR	14 270	11 233
'000PLN	56 459	38 956
b3.unit / currency '000 / GBP	1 335	877
'000PLN	8 042	4 980
b4. other currencies in '000PLN		29
Total short term debtors	671 331	529 597

Note 7E.

AGEING OF TRADE DEBTORS (GROSS) - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2002	2001
a) Less than 1 month	234 389	170 844
b) Over 1 month to 3 months	23 649	16 308
c) Over 3 months to 6 months		133
d) Over 6 months to 1 year		144
e) Over 1 year	1	
f) Overdue debtors	106 358	73 759
Total gross trade debtors	364 397	261 188
g) Write-offs revaluing trade debtors	(52 376)	(50 342)
Total net trade debtors	312 021	210 846

Note 7F.

AGEING OF OVERDUE TRADE DEBTORS (GROSS) - SHOWING REPAYMENTS OUTSTANDING ON DEBTORS IN THE GIVEN TERM	2002	2001
a) Less than 1 month	54 948	31 939
b) Over 1 month to 3 months	20 869	11 296
c) Over 3 months to 6 months	548	304
d) Over 6 months to 1 year	664	1 373
e) Over 1 year	29 329	28 847
Total gross overdue trade debtors	106 358	73 759
f) Write-offs revaluing overdue trade debtors	(52 376)	(50 342)
Total net overdue trade debtors	53 982	23 417

Note 8.

Of the total long and short term debtors the disputed and overdue debtors are:	In total	including those uncovered by provisions
- trade debtors	106 358	53 982
- other debtors	8 709	1 439

Note 9A.

SHORT TERM FINANCIAL ASSETS	2002	2001
a) in subsidiaries		1 209 000
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		1 209 000
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
b) in co-subsidiaries		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
c) in associates		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		

d) in significant investor		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
e) in dominant entity		
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		
- other short term financial assets (by type)		
f) in other entities	159 319	98 033
- shares and interest		
- debtors from dividends and other share in profit		
- debt securities		
- other securities (by type)		
- loans granted		5 269
- other short term financial assets (by type)	159 319	92 764
- derivative instruments	156 162	92 764
- accrued interest from other long term financial assets	3 157	
g) cash and cash equivalents	118 471	45 063
- cash in hand and at bank	22 109	5 997
- other cash and cash equivalents		
- other the monetary assets	96 362	39 066
Total short term financial assets	277 790	1 352 096

Note 9B.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY CURRENCY)	2002	2001
a) in Polish currency	132 872	1 251 533
b) in foreign currency	26 447	50 231
b1.unit / currency '000 / USD	6 904	12 215
'000PLN	26 447	50 231
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total securities, interest and short term financial assets	159 319	1 301 764

Note 9C.

SECURITIES, INTERESTS AND OTHER SHORT TERM FINANCIAL ASSETS (BY TRANSFERABILITY)	2002	2001
A. Fully transferable securities, quoted on stock exchanges (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1		
- fair value		
- value at market price		
- value at purchase price		
B. Fully transferable securities, traded on over-the counter markets (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1.		
- fair value		
- value at market price		
- value at purchase price		
C. Fully transferable, not traded on regulated market (Balance Sheet value)		
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
c. Other by type (Balance Sheet value)		
c1.		
- fair value		
- value at market price		
- value at purchase price		
D. Securities with limited transferability (Balance Sheet value)	159 319	1 301 764
a. Shares (Balance Sheet value)		
- fair value		
- value at market price		
- value at purchase price		
b. Bonds (Balance Sheet value)		1 209 000
- fair value		
- value at market price		1 210 563
- value at purchase price		1 209 000
c. Other by type (Balance Sheet value)	159 319	92 764
c1. Derivative instruments (Balance Sheet value)	156 162	92 764
- fair value	156 162	92 764
- value at market price		
- value at purchase price	4 665	50 231
c2. Interest on loan (Balance Sheet value)	3 157	
- fair value		
- value at market price	3 157	
- value at purchase price		
Total value at purchase price	4 665	1 259 231
Value at the beginning of the period	1 301 764	103 868
Total adjustments (for the period)	137 812	44 096
Total Balance Sheet value	159 319	1 301 764

Note 9D.

SHORT TERM LOANS GRANTED (BY CURRENCY)	2002	2001
a) Loans in Polish currency		5 269
b) Loans in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total short term loans granted		5 269

Note 9E.

CASH AND CASH EQUIVALENTS (BY CURRENCY)	2002	2001
a) in Polish currency	54 662	40 575
b) in foreign currency	63 809	4 488
b1.unit / currency '000 / USD	14 756	636
'000PLN	55 626	2 485
b2.unit / currency '000 / EUR	1 945	304
'000PLN	7 673	1 055
b3.unit / currency '000 / GBP	85	167
'000PLN	510	948
other currencies in '000PLN		
Total cash and cash equivalents	118 471	45 063

Note 9F.

OTHER SHORT TERM INVESTMENTS (BY TYPE)	2002	2001
Total other short term investments		

Note 9G.

OTHER SHORT TERM INVESTMENTS (BY CURRENCY)	2002	2001
a) in Polish currency		
b) in foreign currency		
b1.unit / currency '000 / USD		
'000PLN		
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total other short term investments		

Note 10.

SHORT TERM PREPAYMENTS	2002	2001
a) prepayments of costs, of which:	4 605	5 779
- wages		
- research and development	2 973	2 269
- property and personnel insurance	985	1 024
- write-off for company social fund		
- other	647	2 486
b) other prepayments, of which:	21	
- non-matured interest on bank loans	21	
Total short term prepayments	4 626	5 779

Note 11.

REVALUATION DUE TO PERMANENT DIMINUTION OF VALUE

Item	Elements of assets	Reason for write-off	Amount of write off	of which: recognised in profit and loss account	recognised in shareholders' funds
1	2	3	4	5	6
I	Fixed assets		178 055	10 768	167 287
-	long term financial investments	permanent diminution of value	178 055	10 768	167 287
II	Current assets		85 360	33 885	51 475
-	debtors	collectability risk	85 360	33 885	51 475
	TOTAL		263 415	44 653	218 762

Note 12.

SHARE CAPITAL (STRUCTURE)								
Issue series	Type of share	Kind of preferences	Kind of limitation on shareholder rights	Amount of shares	Issue/Series' nominal value	Capital coverage method	Date of registration	Right to dividends (from date)
A*	Bearer	Ordinary	n/a	53 000 000	530 000	the statutory capital and part of state enterprise capital transferred into share capital	12-09-91	On registr. date
A	Bearer	Ordinary	n/a	147 000 000	1 470 000	transferring to share capital of the Company part of the reserve capital	16-05-97	01-01-97
Total amount of shares				200 000 000				
Total share capital					2 000 000			
Nominal value per share = 10 PLN								

*For purposes of comparison, the number of shares assumed following a stock split was authorised on the basis of resolution of the Extraordinary General Meeting of 30 April 1997 (date of registration 16 May 1997)

In 2002 there were no changes in the share capital of the Company

Based on information held by the Company, the ownership structure as at 31 December 2002 was as follows:

	Number of shares	Number of votes	Nominal value of shares	% of share capital (same number of votes)
State Treasury	88 567 589	88 567 589	885 675 890	44.28%
Deutsche Bank Trust Company Americas (depositary bank in the depositary receipt program)	16 922 200	16 922 200	169 222 000	8.46%
Powszechna Kasa Oszczędności Bank Polski SA	10 750 922	10 750 922	107 509 220	5.38%
Other shareholders	83 759 289	83 759 289	837 592 890	41.88%

Note 13A.

COMPANY OWN SHARES				
Amount	Value at purchase price	Balance Sheet value	Reason of purchase	Designation

Note 13B.

ISSUER'S SHARES BEING SUBORDINATED ENTITIES' PROPERTY			
Name of the entity, location of Head Office	Amount	Value at purchase price	Balance Sheet value

Note 14.

RESERVE CAPITAL	2002	2001
a) Share premium account		
b) Statutory reserves	660 000	660 000
c) Reserve capital, created in accordance with statutory requirement, over the obligatory amount	338 829	522 675
d) Additional payments to reserve capital		
e) Other		
Total reserve capital	998 829	1 182 675

Note 15.

REVALUATION RESERVE CAPITAL	2002	2001
a) due to revaluation of tangible fixed assets	705 380	710 027
b) due to gains / losses on valuation of financial instruments, of which:	166 107	(8 196)
- due to valuation of hedging instruments	166 107	(8 196)
c) due to deffered income tax	(49 548)	2 295
d) exchange rate differences on foreign divisions		
e) other		
Total revaluation reserve capital	821 939	704 126

Note 16.

OTHER RESERVE CAPITAL (BY DESIGNATION)	2002	2001
Total other reserve capital		

Note 17.

WRITE-OFF OF NET PROFIT IN THE FINANCIAL YEAR	2002	2001
Total write-off of net profit in the financial year		

Note 18A.

CHANGE IN PROVISION FOR DEFERRED INCOME TAX	2002	2001
1. Provision for deferred income tax at the beginning of the period, of which:	100 806	87 871
a) recognised in financial result	94 864	87 849
- exchange rate differences	24	
- interest	6 907	968
- valuation of derivative transactions	27 236	48 281
- depreciation	55 637	38 589
- other	5 060	11
b) recognised in shareholders' funds	5 942	22
- exchange rate differences	5 942	22
c) recognised in goodwill or negative goodwill		
2. Increases	137 842	221 847
a) recognised in financial result for the period in connexion with positive timing differences, due to:	85 640	221 847
- exchange rate differences	1 789	1 259
- interest	1 490	7 726
- valuation of derivative transactions	39 529	169 755
- depreciation	39 311	30 042
- other	3 521	13 065
b) recognised in Shareholders' Funds in connexion with positive timing differences, due to:	52 202	
- valuation of embedded instruments	2 654	
- exchange rate differences	49 548	
c) recognised in goodwill or negative goodwill in connexion with positive timing differences, due to:		
3. Decreases	(41 708)	(208 912)
a) recognised in financial result for the period in connexion with positive timing differences, due to:	(35 766)	(208 912)
- exchange rate differences	(18)	(1 236)
- interest	(6 638)	(1 787)
- valuation of derivative transactions	(26 762)	(190 800)
- depreciation	(1 879)	(12 994)
- other	(469)	(2 095)
b) recognised in Shareholders' Funds in connexion with positive timing differences, due to:	(5 942)	
- exchange rate differences	(5 942)	
c) recognised in goodwill or negative goodwill in connexion with positive timing differences		
4. Total provision for deferred income tax at the end of the period	196 940	100 806
a) recognised in financial result	144 738	100 784
- exchange rate differences	1 795	24
- interest	1 750	6 907
- valuation of derivative transactions	39 986	27 236
- depreciation	93 069	55 637
- other	8 138	10 980
b) recognised in Shareholders' Funds	52 202	22
- exchange rate differences	49 548	22
- valuation of embedded instruments	2 654	
c) recognised in goodwill or negative goodwill		

in increases and decreases the turnover relating to a provision created (released) during the financial period is presented (year 2001)

POSITIVE TEMPORARY DIFFERENCES

Item	Description	Type of timing differences	Beginning of period	End of period	Expiry date
1	2	3	4	5	6
	ASSETS				
A	Fixed assets				
I	intangible fixed assets	depreciation	166	105	until expiration
II	tangible fixed assets	depreciation	238 257	345 271	until expiration
B	Current assets				
I	inventory	valuation of inventories	37	62	2003
II	short term debtors	accrued interest receivable	19 834	3 282	2003
		accrued interest receivable	70	34	2006
		accrued penalties	12	29	2003
		exchange rate differences recognised in the financial result of prior years	(1 317)		
		income from decrease of capital		1 584	2003
		accrued positive exchange rate differences		114	2003
	short term debtors from other entities	debtors due to reversal of decisions of the Tax Office after an audit	15 361		
III	short term investments				
	short term financial assets	accured loans interests	4 764	3 157	2003
	other short term financial assets	valuation of financial income from derivative transactions	41 732	135 585	2003
		valuation of hedging instruments		(21 687)	2003
		valuation of securities	1 563	3 448	2003
		valuation of embedded instruments		13 693	2003
	cash and cash equivalents and other the monetary assets	accrued positive exchange rate differences	85	75	2003
		accrued interest from bank deposits		7	2003
	SHAREHOLDERS' FUNDS AND LIABILITIES				
A	Shareholders' funds	paid exchange rate differences on bank loans		21 154	2003
		revaluation reserve capital		183 513	2003
B	Liabilities and provisions for liabilities				
II	long term liabilities	exchange rate differences recognised in the financial result of prior years	1 224		
	long term bank loans	accrued positive exchange rate differences		4 588	2003
III	short term liabilities	exchange rate differences recognised in the financial result of prior years	20 606		
	short term bank loans	accrued positive exchange rate differences		1 393	2003
	due to goods, work and services	exchange rate differences recognised in the financial result of prior years	708		2003
		accrued positive exchange rate differences		54	2003
	other financial liabilities	valuation of financial income from derivative transactions	55 541	34 198	2003
		accrued positive exchange rate differences financial leasing		425	2003
	Total positive temporary differences		398 643	730 084	

Note 18B.

CHANGE IN LONG TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	2002	2001
a) beginning of the period	594 980	440 541
- retirement-disability rights	100 685	74 451
- jubilee awards	170 746	126 435
- coal-equivalent payments	323 549	239 655
b) increase, due to:	38 091	154 439
- creation of provision for retirement-disability rights	9 517	26 234
- creation of provision for jubilee awards	9 041	44 311
- creation of provision for coal-equivalent payments	19 533	83 894
c) utilisation, due to:		
d) release, due to:	(21 075)	
- retirement-disability rights	(12 138)	
- jubilee awards	(13 628)	
- coal-equivalent payments	4 691	
e) end of the period	611 996	594 980
- retirement-disability rights	98 064	100 685
- jubilee awards	166 159	170 746
- coal-equivalent payments	347 773	323 549

Note 18C.

CHANGE IN SHORT TERM PROVISION FOR RETIREMENT AND RELATED BENEFITS (BY TYPE)	2002	2001
a) beginning of the period	45 210	38 634
- retirement-disability rights	9 825	8 383
- jubilee awards	20 160	17 231
- coal-equivalent payments	15 225	13 020
b) increase, due to:	17 068	6 576
- creation of provision for retirement-disability rights	459	1 442
- creation of provision for jubilee awards		2 929
- creation of provision for coal-equivalent payments	16 609	2 205
c) utilisation, due to:		
d) release, due to:	(13 723)	
- retirement-disability rights		
- jubilee awards	(13)	
- coal-equivalent payments	(13 710)	
e) end of the period	48 555	45 210
- retirement-disability rights	10 284	9 825
- jubilee awards	20 147	20 160
- coal-equivalent payments	18 124	15 225

Note 18D.

CHANGE IN OTHER LONG TERM PROVISIONS (BY TYPE)	2002	2001
a) beginning of the period	261 762	283 051
- costs of mines closure	230 704	275 727
- future costs of disposal of fixed assets	5 863	7 324
- other provisions for potential losses, expenses and liabilities	25 195	
b) increase, due to:	192 410	154 648
- effects of changes in accounting principles respecting the creation of a provision for mine closure	174 476	124 872
- creation of provisions for liquidation of an inactive Konrad mine	1 276	4 581
- creation of other provisions for potential losses, expenses and liabilities	16 658	25 195
c) utilisation, due to:		
d) release, due to:	(41 313)	(1 461)
- changes of valuation of provisions for mine closure costs	(36 400)	
- future costs of disposal of fixed assets	(1 371)	(1 461)
- release of provisions for other potential losses, expenses and liabilities	(3 542)	
e) end of the period	412 859	436 238
- costs of mines closure	370 056	405 180
- future costs of disposal of fixed assets	4 492	5 863
- other provisions for potential losses, expenses and liabilities	38 311	25 195

Note 18E.

CHANGE IN OTHER SHORT TERM PROVISIONS (BY TYPE)	2002	2001
a) beginning of the period	73 451	68 129
- costs of mines closure	3 231	5 644
- future costs of disposal of fixed assets	2 460	3 006
- potential state budget liabilities	36 930	24 707
- provisions for potential losses relating to redemption rights to exploitation of KIMPE deposit		25 792
- disputed issues and other liabilities	30 830	8 980
b) increase, due to:	50 201	49 612
- creation of provision	50 201	49 612
c) utilisation, due to:	(18 170)	(41 407)
- realisation of expenses	(18 170)	(41 407)
d) release, due to:	(21 233)	(2 883)
- release of unnecessary provision due to re-evaluation	(21 233)	(2 883)
e) end of the period	84 249	73 451
- costs of mines closure	3 353	3 231
- future costs of disposal of fixed assets	2 756	2 460
- potential budget liabilities	32 645	36 930
- disputed issues and other liabilities	45 495	30 830

Note 19A.

LONG TERM LIABILITIES	2002	2001
a) toward subsidiaries		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
b) toward co-subsidiaries		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
c) toward associates		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
d) toward significant investor		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
e) toward dominant entity		
- bank and other loans		
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements		
- other (by type)		
f) toward other entities	1 206 122	120 918
- bank and other loans	1 201 770	120 918
- due to issued debt securities		
- other financial liabilities, of which:		
- financial lease agreements	4 352	
- other (by type)		
Total long term liabilities	1 206 122	120 918

Note 19B.

LONG TERM LIABILITIES - REPAYMENT TERM REMAINING SINCE BALANCE SHEET DATE	2002	2001
a. Over 1 year, to 3 years	1 203 938	120 918
b. Over 3 years, to 5 years	2 184	
c. Over 5 years		
Total long term liabilities	1 206 122	120 918

Note 19C.

LONG TERM LIABILITIES (BY CURRENCY)	2002	2001
a) in Polish currency	919 352	
b) in foreign currency	286 770	120 918
b1.unit / currency '000 / USD	73 500	30 000
'000PLN	286 770	120 918
b2.unit / currency '000 / EUR		
'000PLN		
b3.unit / currency '000 / GBP		
'000PLN		
other currencies in '000PLN		
Total long term liabilities	1 206 122	120 918

Note 19D.

LONG TERM LIABILITIES DUE TO BANK AND OTHER LOANS

Name of entity (company) and legal form	Location of Office	Amount of bank/other loans according to agreement		Payable amount of bank/other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Bank Handlowy	Warsaw		30 000 USD	117 120	30 000 USD	Libor 1 m + margin	28-12-04	proxy rights to bank account	
Bank PEKAO S.A.	Warsaw		43 500 USD	19 500	5 000 USD	Libor 1 m + margin	31-01-04	proxy rights to bank account - PLN 169 650 thousand	
				19 500	5 000 USD	Libor 1 m + margin	31-01-04		
				19 500	5 000 USD	Libor 1 m + margin	31-01-04		
				19 500	5 000 USD	Libor 1 m + margin	31-01-04		
				52 650	13 500 USD	Libor 1 m + margin	31-01-04		
				19 500	5 000 USD	Libor 1 m + margin	31-01-04		
				9 750	2 500 USD	Libor 1 m + margin	31-01-04		
				9 750	2 500 USD	Libor 1 m + margin	31-01-04		
Bank PEKAO S.A.	Warsaw	915 000		800 000		Wibor 1 m + margin	31-01-04	proxy rights to bank account - PLN 915 000 thousand	
				115 000		Wibor 1 m + margin	31-01-04		
Total		915 000	73 500 USD	1 201 770					

Due to long term bank loans drawn, the following security have been applied:

Type of security	Amount in PLN	Amount in curency	Time-limit
Proxy rights to bank account	117 120	30 000 USD	28-12-04
Proxy rights to bank account	169 650	43 500 USD	31-01-04
Proxy rights to bank account	915 000		31-01-04

Note 19E.

LONG TERM LIABILITIES DUE TO THE ISSUING OF DEBT LONG TERM FINANCIAL INSTRUMENTS

Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Quotation market	Other

Note 20A.

SHORT TERM LIABILITIES	2002	2001
a) toward subsidiaries	174 481	245 823
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:	74 033	45 355
- less than 12 months	74 033	45 355
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	100 448	200 468
- liabilities due to additional payments to capital	100 000	200 000
- other liabilities	448	468
b) toward co-subsidiaries		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
c) toward associates	33 885	15 027
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:	33 281	14 920
- less than 12 months	33 281	14 920
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)	604	107
- other liabilities	604	107
d) toward signifficant investor		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		
e) toward dominant entity		
- bank and other loans, of which:		
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:		
- due to goods, works and services:		
- less than 12 months		
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- other (by type)		

f) toward other entities	1 176 623	2 387 346
- bank and other loans, of which:	717 627	1 826 191
- long term bank and other loans repayable in the present period		
- due to issued debt securities		
- due to dividends		
- other financial liabilities, of which:	14 816	149 458
- due to valuation of derivative instruments	14 816	149 458
- due to goods, works and services:	174 232	106 667
- less than 12 months	174 232	106 667
- over 12 months		
- advances received for deliveries		
- bills of exchange payable		
- due to taxes, customs duty and other benefits	72 862	40 655
- due to wages	79 470	62 407
- other (by type)	117 616	201 968
- mining royalty	9 715	10 755
- liabilities due to leasing	1 016	
- environmental fees	17 315	61 944
- other	89 570	129 269
g) special funds (by type)	54 136	50 644
- social fund	51 097	50 589
- other funds	3 039	55
Total short term liabilities	1 439 125	2 698 840

Note 20B.

SHORT TERM LIABILITIES (BY CURRENCY)	2002	2001
a) in Polish currency	711 545	1 642 184
b) in foreign currency	727 580	1 056 656
b1.unit / currency '000 / USD	184 826	241 139
'000PLN	726 924	1 002 326
b2.unit / currency '000 / EUR	39	15 104
'000PLN	158	53 867
b3.unit / currency '000 / GBP	80	79
'000PLN	498	463
other currencies in '000PLN		
Total short term liabilities	1 439 125	2 698 840

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

Note 20C.

SHORT TERM LIABILITIES DUE TO BANK AND OTHER LOANS									
Name of entity (company) and legal form	Location of Head Office	Amount of bank and other loans according to agreement		Payable amount of bank and other loans		Interest rate	Repayment period	Security	Other
		PLN	Currency	PLN	Currency				
Bank ABN AMRO N.V. JPMorgan	Amsterdam London		200 000 USD	712 856	181 342 USD	Libor 3 m + margin	22-06-03		
Unpaid interest on bank loans				4 771					
Total			200 000 USD	717 627					

Note 20D.

SHORT TERM LIABILITIESS DUE TO THE ISSUING OF DEBT SHORT TERM FINANCIAL INSTRUMENTS						
Corporate bonds by type	Face value	Interest rate	Redemption period	Guarantees/Security	Additional rights	Other

Note 21A

CHANGE IN NEGATIVE GOODWILL	2002	2001
Beginning of the period		
a) increase, due to:		
b) decrease, due to:		
Negative goodwill at the end of the period		

Note 21B.

OTHER ACCRUALS AND DEFERRED INCOME	2002	2001
a) accruals	126 696	43 149
- long term accruals (by type)		
- short term accruals (by type)	126 696	43 149
- wages with charges	98 266	213
- environmental fees	29	89
- liabilities due to unused vacations	13 400	13 706
- other	15 001	29 141
b) deferred income	17 605	2 691
- long term deferred income (by type)	2 078	2 086
- cash and cash equivalents received for financing acquisition or construction of fixed assets and development work	2 078	2 086
- other		
- short term deferred income (by type)	15 527	605
- payments for future services and advances of over 50% of their value	14 880	
- grants, subsidies, subsidies relating to capital expenditure and research projects	535	487
- other	112	118
Total other accruals and deferred income	144 301	45 840

Note 22

INFORMATION USED IN THE CALCULATION OF NET ASSETS PER SHARE AND DILUTED NET ASSETS PER SHARE	2002	2001
Shareholder's Funds	4 010 925	3 623 078
Shares outstanding	200 000 000	200 000 000
Net assets per share (in PLN)	20.05	18.12
Diluted number of shares		
Diluted net assets per share (in PLN)		

The value of net assets per share was calculated as the relation between Shareholder's Funds of KGHM Polska Miedź S.A. on the balance sheet date to outstanding shares of KGHM Polska Miedź S.A.

EXPLANATORY NOTES TO THE OFF-BALANCE SHEET ITEMS

Note 23A.

CONTINGENT DEBTORS FROM RELATED ENTITIES (BY TYPE)	2002	2001
a) received guarantees, of which:		
- from subsidiaries		
- from co-subsidiaries		
- from associates		
- from signifficant investor		
- from dominant entity		
b) other (by type)		
- of which: from subsidiaries		
- of which: from co-subsidiaries		
- of which: from associates		
- of which: from significant investor		
- of which: from dominant entity		
Total contingent debtors from related entities		

Note 23B.

CONTINGENT LIABILITIES TOWARD RELATED ENTITIES (BY TYPE)	2002	2001
a) granted guarantees, of which:		
- toward subsidiaries		
- toward co-subsidiaries		
- toward associates		
- toward significant investor		
- toward dominant entity		
b) other (by type)		
- of which: toward subsidiaries		
- of which: toward co-subsidiaries		
- of which: toward associates		
- of which: toward significant investor		
- of which: toward dominant entity		
Total contingent liabilities toward related entities		

EXPLANATORY NOTES TO THE PROFIT AND LOSS ACCOUNT

Note 24A.

NET REVENUE FROM SALE OF PRODUCTS (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2002	2001
- copper, precious metals and other smelter products	4 361 545	4 104 257
- of which: from related entities	924 930	1 083 212
- energy	39 964	42 452
- of which: from related entities	5 103	5 542
- processing of copper	2 329	2 603
- of which: from related entities	2 245	2 503
- salt	23 357	21 246
- of which: from related entities	11 294	3 945
- other products	36 607	36 127
- of which: from related entities	12 512	12 887
Total net revenue from sale of products	4 463 802	4 206 685
- of which: from related entities	956 084	1 108 089

Note 24B.

REVENUE FROM THE SALE OF PRODUCTS (TERRITORIAL STRUCTURE)	2002	2001
a) Domestic	1 427 475	1 484 259
- of which: from related entities	70 719	63 897
- copper, precious metals and other smelter products	1 331 021	1 388 257
- of which: from related entities	45 367	45 446
- energy	39 964	42 452
- of which: from related entities	5 103	5 542
- processing of copper	84	100
- of which: from related entities		
- salt	19 800	17 323
- of which: from related entities	7 737	22
- other products	36 606	36 127
- of which: from related entities	12 512	12 887
b) Export	3 036 327	2 722 426
- of which: from related entities	885 365	1 044 192
- copper, precious metals and other smelter products	3 030 524	2 716 000
- of which: from related entities	879 563	1 037 766
- energy		
- of which: from related entities		
- processing of copper	2 245	2 503
- of which: from related entities	2 245	2 503
- salt	3 557	3 923
- of which: from related entities	3 557	3 923
- other products	1	
- of which: from related entities		
Total revenue from the sale of products	4 463 802	4 206 685
- of which: from related entities	956 084	1 108 089

Note 25A.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (MATERIAL STRUCTURE - BY TYPE OF ACTIVITY)	2002	2001
- wastes	7 352	7 185
- of which: from related entities	1 229	724
- resale of material	13 316	17 021
- of which: from related entities	7 961	10 871
- copper and cobalt	1 377	4 572
- of which: from related entities		
- other	2 454	5 334
- of which: from related entities	87	130
Total revenue from the sale of materials and goods for resale	24 499	34 112
- of which: from related entities	9 277	11 725

Note 25B.

REVENUE FROM THE SALE OF MATERIALS AND GOODS FOR RESALE (TERRITORIAL STRUCTURE)	2002	2001
a) Domestic	24 654	33 701
- of which: from related entities	9 277	11 725
- wastes	7 352	7 185
- of which: from related entities	1 229	724
- resale of material	13 316	17 021
- of which: from related entities	7 961	10 871
- copper	1 532	4 161
- of which: from related entities		
- other	2 454	5 334
- of which: from related entities	87	130

b) Export	(155)	411
- of which: from related entities		
- wastes		
- of which: from related entities		
- resale of material		
- of which: from related entities		
- cobalt	(155)	411
- of which: from related entities		
- other		
- of which: from related entities		
Total revenue from the sale of materials and goods for resale	24 499	34 112
- of which: from related entities	9 277	11 725

Note 26.

COSTS BY TYPE	2002	2001
a) Depreciation	301 421	341 660
b) Consumption of materials and energy	1 454 780	1 442 445
c) External services	803 517	859 461
d) Taxes and fees	210 569	202 552
e) Wages and salaries	1 050 631	1 038 052
f) Social insurance and other benefits	300 439	295 795
g) Other	59 494	60 377
- advertising and promotion costs	14 103	14 435
- property and personnel insurance	15 142	10 804
- business trip	4 102	5 027
- other costs	26 147	30 111
Total costs by type	4 180 851	4 240 342
Change in work in progress and finished goods	167 713	(167 251)
Costs of production of products for internal use and other adjustments (negative value)	(33 861)	(57 866)
Selling costs (negative value)	(74 800)	(70 548)
General administration costs (negative value)	(418 416)	(420 063)
Costs of production of manufactured products sold	3 821 487	3 524 614

Note 27.

OTHER OPERATING INCOME	2002	2001
a) Release of provisions, due to:	54 777	2 448
- future costs of disposal of fixed asstes		2 447
- retirement and similar rights	34 799	
- State budget liabilities	5 208	
- other liabilities	14 770	1
b) other, of which:	93 267	22 813
- reversal of write-offs revaluing assets, upon elimination of case for their creation	1 150	2 968
- recovery from liquidation of fixed assets	619	815
- penalties and damages paid to the company	1 271	1 434
- write-off of liabilities	23 911	139
- correction of real estate tax from prior year	56 467	12 523
- other operating income	9 849	4 934
Total other operating income	148 044	25 261

Note 28.

OTHER OPERATING COSTS	2002	2001
a) Provisions created due to:	112 808	233 564
- future costs of mine liquidation	3 158	7 812
- State budget liabilities	13 195	
- unresolved and disputed issues		10 811
- retirement and similar rights	55 160	162 539
- liabilities for mining royalty	15 408	
- acquisition costs of site for building of tailings pond	20 658	38 816
- other	5 229	13 586
b) other, of which:	27 098	36 132
- donations	2 647	10 183
- other	24 451	25 949
Total other operating costs	139 906	269 696

WRITE-OFFS REVALUING NON-FINANCIAL ASSETS

Description	2002	2001
- liquidation of fixed assets	1 418	3 894
- valuation of fixed assets under construction without economic effect	1 625	4 909
- valuation of by-products and materials inventory to market prices	3 381	4 147
- increase of write-off of foreign trade debtors, due to change in exchange rate	2 796	20 162
- write-off for bad debtors	19 618	40
Total write-offs revaluing non-financial assets	28 838	33 152

Note 29A.

FINANCIAL INCOME FROM DIVIDENDS AND SHARE IN PROFIT	2002	2001
a) from related entities	4 623	15 461
- from subsidiaries	3 809	7 310
- from co-subsidiaries		
- from associates	814	8 151
- from significant investor		
- from dominant entity		
b) from other entities		2
Total financial income from dividends and share in profit	4 623	15 463

Note 29B.

FINANCIAL INCOME FROM INTEREST	2002	2001
a) due to loans	15 699	4 903
- from related entities, of which:		145
- from subsidiaries		145
- from co-subsidiaries		
- from associates		
- from significant investor		
- from dominant entity		
- from other entities	15 699	4 758
b) other interest	183 445	32 295
- from related entities, of which:	129 336	5 006
- from subsidiaries	129 140	3 063
- from co-subsidiaries		
- from associates	196	1 943
- from significant investor		
- from dominant entity		
- from other entities	54 109	27 289
Total financial income from interest	199 144	37 198

Note 29C.

OTHER FINANCIAL INCOME	2002	2001
a) foreign exchange gains		5 294
- realised		(12 750)
- unrealised		18 044
b) release of provisions, due to:		
c) other, of which:	35 834	3 907
- correction of interest accounted in 2001	(17 665)	
- revaluation of provision for mine closure costs	30 104	
- release of provision for financial risks	6 693	125
- valuation of embedded instruments to fair value	14 708	
- other financial income	1 994	3 782
Total other financial income	35 834	9 201

Foreign exchange gains are presented as an excess of foreign exchange gains over losses

Foreign exchange losses as in accounts		12 750
Foreign exchange gains as in accounts		18 045

Note 30A.

FINANCIAL COSTS FROM INTEREST	2002	2001
a) from bank and other loans:	136 554	31 174
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	136 554	31 174
b) other interest	4 572	6 463
- to related entities, of which:		
- to subsidiaries		
- to co-subsidiaries		
- to associates		
- to significant investor		
- to dominant entity		
- to other entities	4 572	6 463
Total financial costs from interest	141 126	37 637

Note 30B.

OTHER FINANCIAL COSTS	2002	2001
a) foreign exchange losses	17 108	
- realised	(30 050)	
- unrealised	47 158	
b) provisions created, due to:	6 975	
- interest	6 975	
c) other, of which:	40 790	139 282
- bank commission	13 526	10 259
- revaluation of provision for mine closure costs		121 133
- write-offs revaluing debtors from financial operations	11 470	
- valuation of embedded instrument to the fair value	9 067	
- other financial costs	6 727	7 890
Total other financial costs	64 873	139 282

Foreign exchange losses are presented as an excess of foreign exchange losses over gains

Foreign exchange losses as in accounts	47 592	
Foreign exchange gains as in accounts	30 484	

Note 31.

Information on the results of sales of all or part of subordinated units and on the means of settlement will be presented in the consolidated financial report.

Note 32.

EXTRAORDINARY GAINS	2002	2001
a) profits resulting from accidents	4	51
b) other, by type:		
Total extraordinary gains	4	51

Note 33.

EXTRAORDINARY LOSSES	2002	2001
a) losses resulting from accidents	29	38
b) other, by type:		183
- provisions for debtors in bankruptcy proceedings		183
Total extraordinary losses	29	221

Note 34A.

CURRENT TAXATION	2002	2001
1. Profit (loss) before taxation	310 080	(242 991)
2. Differences between profit (loss) before tax and tax base (by item)	147 083	292 904
- provisions created	272 843	274 424
- provisions released	(196 171)	(110 423)
- interest paid	5 519	2 238
- accrued interest, recovered on tax overpayment	(40 444)	(24 865)
- State budget interest and interest accrued on bank loans	4 103	4 870
- positive realised exchange rate differences	25 004	
- positive accrued exchange rate differences	(20 333)	(48 344)
- negative realised exchange rate differences	(12 750)	(6 505)
- negative accrued exchange rate differences	67 491	48 597
- income from realised derivative transactions	234 453	236 491
- accrued income from derivative transactions	(464 187)	(260 781)
- costs of realised derivative transactions	(134 782)	(63 290)
- accrued costs of derivative transactions	212 721	112 150
- other	193 616	128 342
3. Tax base	162 997	49 913
4. Corporate income tax at the rate of 28%	45 639	13 975
5. Increases, waivers, reliefs, write offs and reductions of tax	(5 101)	4 222
6. Current corporate income tax charge disclosed in tax return for the period, of which:	40 538	18 197
- shown in profit and loss acount	40 538	18 197
- relating to the items, which decreased or increased shareholders' funds		
- relating to the items, which decreased or increased goodwill or negative goodwill		

Note 34B.

DEFERRED INCOME TAX, SHOWN IN THE PROFIT AND LOSS ACCOUNT	2002	2001
- decrease (increase) due to the arise and reversal of temporary differences	14 453	20 315
- decrease (increase) due to changes in taxation rates	1 023	
- decrease (increase) due to previously unrecognised tax losses, tax relief or prior period temporary differences		
- decrease (increase) due to the write-off of deferred income tax assets or to inability to utilise the deferred income tax provision		
- other elements of deferred tax (by type)		
Total deferred income tax	15 476	20 315

Note 34C.

TOTAL DEFERRED INCOME TAX	2002	2001
- recognised in shareholders' funds	52 202	2 295
- recognised in goodwill or negative goodwill		

Note 34D.

TAXATION SHOWN IN THE PROFIT AND LOSS ACCOUNT DUE TO	2002	2001
- discountinued activity		
- extraordinary items	(7)	15

Note 35.

OTHER CHARGES ON PROFIT (INCREASE LOSSES), DUE TO:	2002	2001
- payment from profit of state held joint stock company from prior years	480	
Total charges on profit (increase losses)	480	

Note 36.

SHARE IN PROFIT (LOSSES) OF SUBORDINATED ENTITIES VALUED BY THE EQUITY METHOD OF WHICH:	2002	2001
- write-off of goodwill of subordinated entities		
- write-off of negative goodwill of subordinated entities		
- write-off of differences in valuation of net assets		

Note37.

PROPOSAL OF PROFIT DISTRIBUTION / COVERAGE OF LOSSES

Description	2002	2001
Profit / loss for the period	254 546	(190 023)
Distribution of profit / coverage of losses	254 546	(190 023)
- transfer to reserve capital	254 546	(190 023)

Note 38.

Information used in the calculation of profit per ordinary share and diluted profit per ordinary share

Item	Description	Number of shares	Registration date	Rights to dividends	2002	2001
1	Ordinary shares - Act of transformation of 9.09.1991*	53 000 000	12.09.1991	per registration date		
2	Ordinary shares - Resolution of the Extraordinary GSM of 30.04.1997	147 000 000	16.05.1997	01.01.1997		
3	Average weighted number of ordinary shares				200 000 000	200 000 000
4	Net profit (loss) for 12 months (in '000PLN)				254 546	(281 503)
5	Net profit (loss)per share (in PLN)				1.27	(1.41)
6	Average weighted diluted number anticipated of ordinary shares					
7	Diluted net profit per share (in PLN)					

*For purposes of comparision, the number of shares assumed following a stock split was authorized on the basis of a resolution of the Extraordinary General Meeting of Shareholders of 30 April 1997 (date of registration 16 May 1997)

Net profit per ordinary share is calculated as the relation of net profit of the KGHM Polska Miedź S.A. for the last 12 months prior to the balance sheet date, given an average weighted number of ordinary shares of KGHM Polska Miedź S.A. remaining in the possession of shareholders in specific periods

EXPLANATORY NOTES TO THE CASH FLOWS STATEMENT

Explanatory Note Nr 1
to the Cash Flows Statement

STRUCTURE OF CASH AND CASH EQUIVALENTS IN THE STATEMENT OF CASH FLOWS FOR THE PERIOD FROM 1 JANUARY 2002 TO 31 DECEMBER 2002

Item	Description	Beginning of period	End of period	Change
1	2	3	4	5
1.	Cash in hand	150	150	
2.	Cash at bank	5 847	21 959	16 112
3.	Other cash and cash equivalents, of which:			
	a) cash in transit			
4.	Other monetary assets	39 066	96 362	57 296
	a) financial assets payable or callable within 3 months of the date they are received, issued, acquired or established - cash deposits, cheques, external bills of exchange and other financial assets	37 498	92 907	55 409
	b) interest from financial assets payable or callable within 3 months of the date they are received, issued, acquired or established	1 568	3 455	1 887
5.	Total cash and cash equivalents shown in the statement of cash flows	45 063	118 471	73 408
	including those having limited rights of disposal	x	20 234	x

Explanatory Note Nr 2
to the Cash Flows Statement

CLARIFICATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in provisions for the period from 1 January 2002 to 31 December 2002

Item	Description	Change
1	2	3
1	Provisions from the balance sheet	278 390
2	Provisions due to deferred income tax - item recognised in shareholders' funds	46 261
3	Change in provisions in the cash flow statement (1-2)	232 129

Change in debtors for the period from 1 January 2002 to 31 December 2002

Item	Description	Change
1	2	3
1	Short-term debtors from the balance sheet	(109 290)
2	Long-term debtors from the balance sheet	(45 679)
3	Debtors due to investment activity	1 615
4	Change in debtors in the cash flow statement (1+2-3)	(156 584)

Explanatory Note Nr 2 - cont.
to the Cash Flows Statement

EXPLANATION OF DIFFERENCES BETWEEN BALANCE SHEET CHANGES AND CHANGES IN THE STATEMENT OF CASH FLOWS

Change in liabilities for the period from 1 January 2002 to 31 December 2002

Item	Description	Change
1	2	3
1	Short term liabilities in the balance sheet	(1 259 715)
2	Bank loans	(1 108 563)
3	Other short term financial liabilities	(133 626)
4	Liabilities from investing activities	(94 719)
5	Other long term liabilities	
6	Change in liabilities due to operating activity in the cash flow statement (1-2-3-4+5)	77 193

Change in prepayments and accruals for the period from 1 January 2002 to 31 December 2002

Item	Description	Change
1	2	5
1	Accruals in the balance sheet	98 462
2	Negative goodwill	
I	Change in accruals (1-2)	98 462

Item	Description	Change
1	Long term prepayments	(34 197)
2	Long term prepayments due to income tax - item recognised in shareholders' funds	(6 263)
3	Short term prepayments	1 153
II	Change in prepayments (1-2+3)	(26 781)
III	Change in prepayments in the cash flow statement (I+II)	71 681

Explanatory Note Nr 3
to the Cash Flows Statement

DESCRIPTION OF CORRECTIONS, INFLOWS AND OUTFLOWS, WHOSE TOTAL EXCEEDS 5% OF THE TOTAL AMOUNT OF CORRECTIONS, INFLOWS AND OUTFLOWS AS SHOWN FOR THE GIVEN ACTIVITY IN THE STATEMENT OF CASH FLOWS

Item	Financial statement item	31 December 2002	31 December 2001
I.	Other items of operating activities	(114 680)	51 198
1.	adjustment of share value	9 500	54 791
2.	valuation of derivative and embedded instruments	(1 275)	(27 898)
3.	adjustment of revaluation reserve capital from realised and unrealised exchange rate differences on bank loans	30 549	
4.	adjustment of retained profit from prior years due to changes of accounting policies	(86 955)	
5.	creation of provision and capitalisation of effects in tangible fixed assets	(76 258)	
6.	adjustment in value of long term investments due to erroneous recognition in 2000 of costs of current payments to long term investments		3 911
7.	exchange of dividends for increase in share capital		(7 600)
8.	settlement of surplus contribution in kind in connection with write down of shares		(1 888)
9.	undepreciated value of rights to ore deposit recognised in provisions		16 121
10.	write-off of fixed assets under construction without economic effect		4 909
11.	anual write-off of fixed assets depreciation created in the amount of future mine closure costs		(2 648)
12.	reclassification of interest on loans from prepayments to financial assets	4 759	
13.	reclassification of bank deposits, from short term investments to cash and cash equivalents	5 000	11 500
II.	Other inflow from investing activities:		433
1.	prepayments for tangible fixed assets under construction		433
III.	Other outflow from investing activities	(2 883)	(6 689)
1.	costs of liquidating tangible fixed assets and intangible fixed assets	(2 883)	(6 689)
IV.	Other inflow from financing activities		
V.	Other outflow from financing activities		

ADDITIONAL EXPLANATORY NOTES

TO THE ANNUAL FINANCIAL REPORT

SA-R 2002

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 1.1

FINANCIAL INSTRUMENTS BY CATEGORY AND GROUP

Item	Description	Financial assets held for trading	Financial liabilities held for trading	Loans granted and own debtors *	Financial assets held to maturity	Financial assets saleable
1.	Beginning of the period	84 914	1 241 929	109 640	1 273 146	449 750
2.	Additions	60 013	1 335 544	335 510	18 341 642	
	- acquisition, creation, drawing	40 660	409 740	335 510	18 340 857	
	- valuation		4 772		785	
	- revaluation					
	- reclassification		915 000			
	- other	19 353	6 032			
3.	Disposal	115 278	1 531 672	343 943	18 118 642	
	- disposal, release, repayment	84 914	516 715	343 943	18 111 928	
	- valuation		3 798		5 814	
	- revaluation	24 696	92 330		900	
	- reclassification		915 000			
	-other	5 668	3 829			
4.	End of the period	29 649	1 045 801	101 207	1 496 146	449 750
of which:						
4.1	presentation in balance sheet with indication of item	29 649	1 045 801	101 207	1 496 146	449 750
	Other short term financial assets - derivative instruments held for trading	15 963				
	Other short term financial assets	13 686				
	Short term financial assets - other securities, financial debt instruments				1 372 647	
	Long term liabilities-bank loans		1 032 120			
	Long term liabilities-other financial liabilities					
	Short term liabilities-bank loans		4 771			
	Short term liabilities-other financial liabilities		2 204			
	Other financial liabilities - derivative instruments held for trading		6 684			
	Long term financial assets-loans granted			98 050		
	Short term financial assets-loans granted					
	Short term financial assets-other securities, treasury bonds					
	Short term financial assets - unpaid interest on long term loans			3 157		
	Other cash assets - bank deposits				90 383	
	Other cash assets - unpaid interest on debt long term securities				3 448	
	Other cash assets - securities financed by the Social Fund					
	Long term securities					
	Trade debtors - debtors from derivative instruments					
	Long term financial assets - shares					449 750
	Long term financial assets - other securities				29 668	
	Other		22			
4.2	off-balance sheet items					

* from own debtors are excluded debtors and liabilities related to the physical delivery of goods

I. NOTES

Presentation of hedging transactions:

Description	Financial assets - hedging transactions - derivative instruments	Financial liabilities - hedging transactions bank loans	Financial liabilities - hedging transactions - derivative instruments
Beginning of the period	7 851	846 426	16 997
Additions	126 513	2 009 043	41 994
- acquisition, creation, drawing	67 114	1 826 960	41 994
- valuation			
- revaluation	59 399		
-reclassification		182 083	
Disposal	7 851	1 972 964	53 062
- disposal, release, repayment	7 851	1 749 052	16 997
- valuation		41 829	
- revaluation			36 065
-reclassification		182 083	
End of the period	126 513	882 505	5 929

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

INFORMATION ON FINANCIAL INSTRUMENTS

RISK MANAGEMENT IN THE COMPANY

The main risk to which the Company is exposed in connection with its activities is the risk of changes in the prices of copper and silver and currency risk. Fluctuations in the prices of these metals have a significant impact on the financial results of the Company.

The Company employs a wide range of derivative financial instruments as risk management tools and for trading purposes. The policy and the strategy of using derivatives is defined and monitored by the Management Board.

Commodity price risk

The main risk is the effect of the generally-accepted in the metal industry method of pricing sales contracts, whereby prices are set based on average monthly prices (from the month of delivery of goods to the client) quoted on the London Metal Exchange (LME) in the case of copper, and on the London Bullion Market (LBM) in the case of silver. Both of these markets are quite small in comparison to the global financial market which, due to the influence of speculative activities by large investment funds on the above-mentioned metals markets, may bring about significant differences between prices set on the institutional markets and prices which are adequate to meeting the needs of a particular sector.

The Company manages its price risk using forwards and options contracts. Some of the instruments used by the Company create a zero-cost options structure, e.g. collar-type contracts.

Some of our clients expect that the price basis in the contracts will be defined in a non-standard way (in particular with a fixed price in the long term). To meet such expectations the Company enters into commodity swaps, which permit customers to be offered the requested price and the Company to receive an average price from the month of the delivery. At the date of the final settlement the additional profit (loss) from the derivative is offset by a corresponding loss (profit) from physical sale of the goods. As a results the Company always obtains an average price from the month of the delivery.

The instruments described above are classified and recognised in the financial statements as hedging instruments. Other transactions are treated as instruments held for trading purposes. Accounting policies applied in respect of these transactions are described in the Introduction.

Currency risk

Currency risk is important to the Company since it impacts on the Company's revenues from export contracts expressed in foreign currencies, while the basic currency for the Company is the Polish złoty. Other revenues from the domestic sales contracts for the Company's products, despite being expressed in the Polish złoty, are also dependent on the USD exchange rate.

This is the reason why the Company actively manages the currency risk.

The Company hedges projected revenues which are exposed to currency risk using currency forwards, options strategies and rarely by swaps. The Company intends to protect in this way its future sales expressed in foreign currencies.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

As its revenues are denominated in foreign currencies, the Company also takes on liabilities in these currencies. Thus the credits drawn constitute a hedge against fluctuations of the exchange rate and are treated as hedging transactions.

Interest rate risk

KGHM Polska Miedź S.A. is exposed to the risk of changes in short term interest rates applied to debt with variable interest rates, as well as to changes in long term interest rates in the case of drawing new or refinancing existing debt.
The Company did not hedge interest rate risk in 2002.

Credit risk

KGHM Polska Miedź S.A. is exposed to three main areas of credit risk:
- the creditworthiness of customers with whom it undertakes products sales transactions, in particular should there exist a non-standard base price;
- the creditworthiness of the financial institutions (banks/brokerages) with whom, or through whom, it undertakes derivative transactions; and
- the creditworthiness of the entities in which KGHM Polska Miedź S.A. invests, or whose securities it purchases.

Due to the derivative transactions, the Company is subject to credit risk in case the parties to a contract failed to meet their obligations with respect to financial instruments. However, in view of the high creditworthiness of its counterparties and their number, the concentration of credit risk is not significant.

RECOGNITION OF DERIVATIVES IN THE BALANCE SHEET

All derivatives have been shown in the balance sheet and valued in their fair value. Balance sheet line items in which they are included are shown below:

Item	31 December 2002 [in '000 PLN]	31 December 2001 [in '000 PLN]
Short term financial assets	156 161	92 764
Short term liabilities	(14 816)	(149 457)
Total	141 345	(56 693)

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

LIST OF DERIVATIVE FINANCIAL INSTRUMENTS AS AT THE BALANCE SHEET DATE

		31 December 2002		31 December 2001	
Type of financial instrument		Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]	Fair value (positive) [in'000 PLN]	Fair value (negative) [in'000 PLN]
INSTRUMENTS HELD FOR TRADING PURPOSES					
Commodity instruments – copper					
Forwards	I	953	(105)	19 127	(11 821)
Swaps - exchange of fixed prices for floating	II		(8)	1 491	(498)
Swaps - exchange of floating prices for fixed	III		(5 406)		
Bought call and put options	IV			56 572	
Written call and put options	V		(814)		(108 832)
Collar contracts	VI				
Commodity instruments – silver					
Forwards	VII		(644)	688	
Written call and put options	VIII		(2 115)		(7 600)
Swaps - exchange of fixed prices for floating	IX	10 595		5 053	
Swaps - exchange of floating prices for fixed	X	3 814	(304)	1 984	
Currency instruments					
Forwards	XI	22 083	(396)		(2 121)
Written call and put options	XII		(1 764)		(2 077)

CASH FLOW HEDGES					
Copper price risk					
Forwards	XIII				(16 444)
Swaps - exchange of fixed prices for floating	XIV			10	(53)
Swaps - exchange of floating prices for fixed	XV	4 552			
Bought put options and collar transactions	XVI	4 403	(1 051)	7 839	(11)
Silver price risk					
Swaps - exchange of floating prices for fixed	XVII	2 130	(6)		

Exchange rate risk					
Forwards	XVIII	93 946			
Collar contracts	XIX				

EMBEDDED INSTRUMENTS IN AGREEMENTS					
Forwards	XX	13 685	(2 203)		
TOTAL INSTRUMENTS		156 161	(14 816)	92 764	(149 457)
TOTAL		141 345		(56 693)	

Other information in respect of derivative financial instruments

All instruments listed above are OTC contracts, and therefore there are no margins required by clearing houses. However, due to the sufficient liquidity of the market it is possible to close and settle above mentioned transactions at any given moment by entering into a proper transaction with a counterparty or by entering an appropriate opposite transaction.
All transactions relating to copper and silver price risk are denominated in US dollars.

Exercise prices of the instruments

The Company does not disclose some parameters of the instruments, because due to specific market conditions and the short term of the transactions the disclosure of such information could significantly impair the Company's competitive position.

(I) Fair value of forwards for the notional net volume of 0 (zero) tonnes and settlement date of February 2003

(II) Fair value of swaps for the notional volume of 25 tonnes, expiry date December 2002 and realisation date January 2003

(III) Fair value of swap contracts for the notional volume of 20 thousand tonnes; expiry date December 2002 and settlement date January 2003

(V) Exercise price of written options ranges from 1530 USD/t to 1900 USD/t. The net notional volume of outstanding option contracts amounts to:– short position 26.12 thousand tonnes. The contracts settlement dates are in the first quarter of 2003

(VII) Fair value of forwards for the notional net volume of 500 thousand troy ounces, the average weighted exercise price 4.44 USD/troz and settlement dates in the first quarter of 2003

(VIII) The net notional volume of written option contracts – short position 2 150 thousand troy ounces. The exercise price of the outstanding option contracts ranges from 4.6 – 4.7 USD/troz. The contracts settlement dates are in the first quarter of 2003.

(IX) The notional volume of outstanding swaps is 7.215 mln troy ounces. The expiry dates for the contracts are between January 2003 and July 2004. The fixed prices range between 4.313 – 4.4797 USD/troz.

(X) The notional volume of outstanding swaps is 7.285 mln troy ounces. The contracts settlement dates are between January 2003 and July 2004. The fixed prices range between 4.6 – 5.11 USD/troz.

(XI) This item relates to transactions which initially represented a hedge of planned revenues from sales of the Company in the first quarter of 2003. Prior to the balance sheet date opposite transactions were entered into and the net nominal position is 0.

Additional Explanatory Notes
Note Nr 1.2.1
Note Nr 1.2.10
Note Nr 1.2.11

(XII) The nominal value of options written is 241 200 thousand USD. Besides, the Company uses joint strategies financing bought copper put options with written USD call options. The instruments expire over the whole of 2003. The exercise prices of options written range between 4.50 USD/PLN – 5.00 USD/PLN.

(XV) Fair value of swap contracts for 24 thousand tonnes and execution date in the first quarter of 2003. The average weighted fixed price amounts to 1 602 USD/tonne. The swaps are a hedge of copper sell prices from future, highly probable physical transactions in the first quarter of 2003

(XVI) The notional volume of bought put options (including collar) amounts to 36 thousand tonnes. The expiry dates for these contracts have been set between January and March 2003. The notional volume of written call options for collar transactions amounts to 36 thousand tonnes. The expiry dates for these contracts have been set between January and March 2003. The exercise price of options bought and written ranges between 1550 –1650 USD/tonne. The options are a hedge of copper sell prices from future highly probable physical transactions in the period from January to March 2003.

(XVII) The notional volume of outstanding swaps is 5.3 mln troy ounces. The expiry dates have been set from January 2003 to June 2004. The fixed prices range between 4.81 – 5.12 USD/troz. The swaps are a hedge of silver sell prices from future highly probable physical transactions in the period from January 2003 to June 2004.

(XVIII) The nominal value of outstanding forwards is 246 000 thousand USD. Minimum execution rate is 4.3240 USD/PLN, while the maximum execution rate is 4.4680 USD/PLN. The expiry dates of forwards cover second, third and fourth quarters of 2003 and the first half of 2004. The forwards are a hedge of planned revenues from sales, and thus represent a hedge against the risk associated with future planned cash flow. The planned execution dates for the hedged positions are the second, third and fourth quarters of 2003 and the first half of 2004.

(XIX) The nominal value of outstanding collar transactions (zero-cost option structures) amounts to USD 130 000 thousand. The exercise prices of the instruments range between 4.27 USD/PLN to 4.72 USD/PLN. The collar transactions are a hedge of planned revenues from sales. The planned realisations of transactions hedged are to take place in consecutive months in the second half of 2002.

(XX) The notional value of outstanding forwards are as follows: for sell EUR contracts, 7 137 142 EUR; for buy/sell USD contracts, the net long position 4 028 750 USD. The execution dates for EUR sell contracts are between January2003 and June 2017. The exercise prices range between 5.0444 and 10.844 EUR/PLN. The expiry dates for buy/sell USD contracts are between January 2003 and July 2007. The exercise prices range between 4.3081 and 5.3479 USD/PLN.

Fair value estimation methodology

The fair value of outstanding financial derivative instruments at the balance sheet date was set in accordance with the principles outlined in the Introduction to the financial report.

KGHM Polska Miedź S.A. does not apply hedging with respect to shares in the net assets of foreign entities.

Additional Explanatory Notes
Note nr 1.2.1a

OTHER INSTRUMENTS

I. A loan granted by KGHM PM S.A. to Polkomtel S.A.
a) Loan conditions for Polkomtel SA:
- amount of loan granted – PLN 98 050 thousand
- interest – WIBOR 6 months + 5% margin
- maturity – 31 December 2006
- the most recent interest period began on 1 October 2002 and ends on 1 April 2003, interest rate for this period is 11.60%, and interest to be paid as at 1 April 2003 will amount to PLN 6 245 thousand.

b) Valuation as at 31 December 2002:
- for valuation a discount rate of 3-month WIBOR was used, which as at 31 December amounted to 6.60 % + a margin.

This loan was valued in the same manner as variable interest bonds, with a valuation to fair value as at 31 December 2002 of PLN 101 324 thousand.
(a detailed valuation is shown in Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between payment dates, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The arguement for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

II. Investment in the AIG Emerging Europe Infrastructure Fund

Based on valuation as at 31 December 2001, the value of this investment for the Company was:
PLN 25 751 thousand, of which:
1. value of shares: PLN 21 985 thousand
2. value of credit granted: PLN 3 765 thousand

In 2002 the Company obtained shares in the amount of PLN 4 818 thousand, and paid a management fee of PLN 2 thousand. The Company earned PLN 261 thousand in interest from the credit granted.

Based on valuation as at 31 December 2002, prepared based on the report of the Emerging Europe Infrastucture Fund, the value of this investment for the Company was PLN 29 668 thousand, of which:
1. value of shares: PLN 25 780 thousand
2. value of credit granted: PLN 3 889 thousand

III. Long term bank loan drawn by KGHM PM S.A. in Bank Handlowy w Warszawie SA.

a) Terms of the bank loan drawn in Bank Handlowy S.A.:
- amount of loan drawn: USD 30 000 thousand
- interest – 1-month LIBOR + 0.6% margin
- maturity: 28 December 2004
- the most recent interest period began on 30 December 2002 and ends on 28 January 2003, with interest (LIBOR + margin) for this period of 2.02%, while interest paid as at 28 January 2003 will amount to USD 48 thousand.

b) Valuation as at 31 December 2002:

- the LIBOR 1M discount rate was chosen for valuation, which on 31 December was 1.38% + margin, and the FX sell rate of Bank Handlowy was 3.9040 PLN/USD.

Valuation was made in the same manner as for variable interest bonds, with a valuation to fair value of PLN 117 130 thousand (Table 1).

Additional Explanatory Notes
Note nr 1.2.1a

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates of payments, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above, the argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.
This credit is treated as a financial liability held for trading.

IV. Two-Currency, Revolving Syndicated Credit Agreement in Pekao S.A.

On 19 December 2001 the Company entered into a Two-Currency, Revolving Syndicated Credit Agreement. This bank loan was organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. The loan limit is PLN 915 000 thousand and USD 43 500 thousand. The loan will be used as payment for acquisition of the bonds of Telefonia Dialog as well as payment for the acquisition of bonds on the secondary market. Maturity of this loan falls on 19 December 2002.

The costs of servicing this line of bank loan are as follows:

- interest on the loan granted is equal to 1-month LIBOR for USD-denominated tranches and 1-month WIBOR for PLN-denominated tranches,
- a margin of 0.8% of the amount of the loan granted for the first quarter. Due to failure to maintain the conditions of this credit agreement, an annex was signed to this agreement on 1 April 2002, altering the conditions for interest, with the margin being raised to 1.2% and next to the level 1.5%.
- On 18 December Annex nr 2 was signed to the Credit Agreement on extending the repayment date of the loan. As a result of signing this Annex the final repayment date for this loan was changed to 31 January 2004.
- Annex nr 2 changed the interest conditions of the loan – the margin increased to 1.75% for the tranches in USD and PLN.

As at 31 December 2002 KGHM Polska Miedź S.A. had drawn PLN 915 000 thousand and USD 43 500 thousand

The costs of servicing this bank loan in 2002 were as follows :

- interest – USD 988 thousand and PLN 95 606 thousand

The PLN-denominated tranche was treated as credit held for trading, while the USD-denominated tranche was designated as a hedge for planned sales revenues against exchange rate risk.

a) Conditions for the bank loan drawn:
- amount of loan drawn: 43 500 thousand USD and 915 000 thousand PLN
- interest for USD: LIBOR 1-month + 1.75% margin, and for PLN: WIBOR 1- month + 1.75% margin,
- maturity: 31 January 2004.
- the final interest period began on 15 December 2002 and will end on 14 January 2003; interest paid up to 14 January 2003 will amount to USD 116 thousand and PLN 6 757 thousand.

b.) Valuation as at 31 December 2002:
- the discount rate of LIBOR 1M was used for valuation, which on 31 December amounted to 1.38% + margin, with a PLN/USD exchange rate of 3.9000.

Additional Explanatory Notes
Note nr 1.2.1a

The valuation method was used as above, the fair value of the USD tranche amounted to PLN 170 102 thousand (Table 1).

The above instruments were valued in the same manner as variable interest bonds. Immediately following their coupon payment date, the face value of variable interest bonds is always equal to their nominal value. During the period between dates of payment, we can make use of the fact that the value of bonds will be equal to their nominal value immediately following the next payment date, while coupons between payment dates and the nominal value of bonds from the coupon payment date are discounted. Similar principles may be applied for the instruments described above. The argument for this type of procedure is that changes in the interest rate have a direct impact on the value of this instrument in the period between coupon payment dates (for variable interest instruments), in contrast to instruments with a fixed rate of interest, where changes in the variable interest rate affect the value of all coupons.

This bank loan is treated as a financial liability held for trading.

Table 1 Valuation as at 31 December 2002

	Valuation of loan for Polkomtel S.A.	Valuation of bank loan in Pekao S.A., USD tranche	Valuation of bank loan in Pekao S.A., PLN tranche	Valuation of bank loan in BH S.A.(base 360 days)
Date of valuation	31 December 2002	31 December 2002	31 December 2002	31 December 2002
Date of interest payment	1 April 2003	14 January 2003	14 January 2003	28 January 2003
Interest coupon	PLN 6 245 thousand	116 thousand USD	PLN 6 757 thousand	USD 48 thousand
Nominal value	PLN 98 050 thousand	USD 43 500 thousand	PLN 915 000 thousand	USD 30 000 thousand
Discount rate (WIBOR 6M, LIBOR 1M) + margin	11.60 %	3.13 % (base - 365 days)	8.73 % (base - 365 days)	1.98% (base - 360 days)
Discount Factor	0.9715	0.9988	0.9967	0.9985
FX sell rate		3.90000		3.9040
Fair Value	PLN 101 324 thousand	PLN 170 102 thousand	PLN 918 681 thousand	PLN 117 130 thousand

V. In the first half of 2002 the Company took out a syndicated bank loan, organised by the banks ABN AMRO BANK N.V. and Citibank N.A. This agreement of 21 December 2000 guaranteed the granting of syndicated credit in the amount of USD 200 000 thousand.

In the first half of 2002 syndicated credit tranches of USD 165 000 thousand and 15 000 thousand EUR were drawn. Servicing costs of this syndicated credit were as follows:

- the interest rate was equal to the LIBOR rate,
- the provision was 0.375% of the amount of credit drawn.

Due to failure by the Company to maintain the conditions of the Credit Agreement, the bank margin rose to 0.75% from December 2001. Due to a deterioration in the financial condition of the Company, loan servicing costs were changed in 2002. The bank margin, based on the signing of a supplementary agreement, as at 1 February 2002 increased from 0.75% to 1.5%. This loan was repaid on 26 June 2002.

This loan was repaid by the use of bridging credit organised by ABN AMRO and JP Morgan.
Total bank loan servicing costs in the first half of 2002 were as follows:

- interest – USD 4 254 thousand and EUR 493 thousand.

The credit tranche of USD 165 000 thousand was designated as a hedge for planned sales revenues against exchange rate risk.
The tranche of EUR 15 000 thousand was designated as a USD equivalent as a hedge for planned sales revenues against exchange rate risk.

VI. On 21 June 2002 a Credit Agreement for 200 000 thousand USD was entered into between KGHM Polska Miedź S.A. and the organisers of this bank loan: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a final payment date of 366 days after the signing of the agreement. This loan was drawn in order to finance the repayment of credit organised by Citibank International PLN and ABN AMRO BANK N.V. on 20 December 2000.
Bank loan conditions:

- interest: 3-month LIBOR increased by a margin of 1.5%

Total bank loan servicing costs in 2002 were as follows:
- interest – USD 2 925 thousand.
Debt as at 31 December 2002 amounts to USD 181 342 thousand, the equivalent of PLN 712 855 thousand.
Fair value is USD 181 543 thousand.

This credit is designated as a hedge for planned sales revenues against exchange rate risk.

VII. As a result of an agreement entered into on 28 December 2001 with Bank Handlowy S.A., the Company drew credit in the amount of USD 70 000 thousand (a short term loan tranche of 40 000 thousand USD and a long term tranche of 30 000 thousand USD, point III).

Repayment conditions for this bank loan were as follows:

- short term loan drawn for six months in the amount of USD 40 000 thousand with a margin of LIBOR + 0.30% margin. Maturity fell on 28 June 2002, and the credit was repaid on time. This bank loan was designated as a hedge for revenues.

Interest for this credit was paid of USD 436 thousand.

VIII. The Company took out a short term bank loan in BRE Bank S.A.

1.) Short term loan of USD 25 000 thousand. Agreement signed on 7 January 2002.

Bank loan conditions:

- interest: 1-month LIBOR +0.6% margin

Maturity of this loan fell on 8 April 2002. As a result of signing Annexes to this Credit Agreement, the margin increased to 0.8%, the Company paid USD 10 000 thousand on 30 April 2002, with the remainder of this loan in the amount of USD 15 000 thousand being paid on 30 August 2002.
Bank loan servicing costs in 2002 were as follows: interest - USD 323 thousand. This loan was designated as a hedge for revenues.

2.) Short term bank loan of 40 000 thousand USD. Agreement signed on 19 June 2002.

Bank loan conditions:

- interest: 1-month LIBOR +0.91% margin

This loan was repaid in successive installments. The first installment in the amount of USD 8 000 thousand was realised on 1 August 2002, while the last in the amount of USD 16 000 thousand was paid prior to the maturity date on 19 December 2002.

Bank loan servicing costs in 2002 were as follows: interest - USD 369 thousand.
This loan was designated as a hedge for planned revenues against exchange rate risk

Information on financial instruments point 1 d, financial assets held to maturity:

Bonds of Telefonia DIALOG – nominal value in PLN

amount at beginning of period:	PLN 1 209 000 thousand
amount at end of period:	PLN 1 372 647 thousand
increase	PLN 163 647 thousand

This increase is the result of the acquisition of additional tranches pursuant to the Agreement signed, i.e. in the amount of USD 43 500 thousand.

Saleable financial assets – the shares of Polkomtel S.A.

Information on shares:
- amount of shares of Polkomtel S.A held by KGHM Polska Miedź S.A.: 4 019 780 shares,
- nominal value of shares held: PLN 401 978 thousand,
- percentage of share capital of Polkomtel S.A held by KGHM Polska Miedź S.A.: 19.61%,
- book value of shares expressed as their purchase price: PLN 437 249 thousand.

This investment is treated as a long term investment, whose goal is the diversification of activities and the insuring of financial security to attain the strategic goals of the core business.

The shares of Polkomtel S.A. are not subject to public trading, as a result of which it is difficult to assess a market value for these shares. The value of the packet held by KGHM Polska Miedź S.A., based on the net asset value of Polkomtel S.A., is PLN 588 375 thousand.

Based on the accepted strategy of KGHM Polska Miedź S.A., the Company also treats the investment in Polkomtel S.A. as a source of financial income. As a result, KGHM Polska Miedź S.A. is planning to participate in a distribution of profit earned by Polkomtel S.A. in the form of a dividend.

INFORMATION ON FINANCIAL ASSETS SALEABLE OR HELD FOR TRADING, VALUED AT THEIR ADJUSTED PURCHASE COST

AS AT 31 DECEMBER 2002

Item	Description	Value based on adjusted purchase cost	Reasons for which fair value may not be reliably estimated	Possible range within which the fair value of these instruments may be found
1	2	3	4	5
1.	Financial assets saleable			
2.	Financial assets held for trading			

CHANGE IN VALUATION OF FINANCIAL ASSETS

The Company does not change the estimation of fair value of financial assets to valuation at the adjusted purchase cost.

Additional Explanatory Notes

Note nr 1.2.6

INFORMATION ON REVALUATION WRITE-OFFS DUE TO PERMANENT DIMINUTION IN THE VALUE OF FINANCIAL ASSETS

Item	Financial asset	Amount of revaluation, of which:	- charged to profit	- charged to shareholders' funds	Reason for write-off
1	2	3	4	5	6
1.	Shares	9 529	9 529		fair value estimation
2	Other securities	900	900		fair value estimation
	Total	10 429	10 429		

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 1.2.7

INFORMATION ON INTEREST INCOME FROM FINANCIAL DEBT INSTRUMENTS, LOANS GRANTED OR OWN DEBTORS
FOR THE PERIOD 1 JANUARY 2002 - 31 DECEMBER 2002

Item	Description	Interest income during the financial period				Category of assets, to which this interest is related
		interest accrued and realised	interest accrued and not realised pursuant to payment schedule			
			to 3 months	from 3 to 12 months	over 12 months	
1	2	3	4	5	6	7
1.	Financial debt instruments	123 919	3 448			Financial assets held to maturity
2.	Loans granted	12 542		3 157		Loans granted and own debtors
3.	Own debtors (i.e. Arising from the granting of cash resources to a second party, contingent upon meeting the requirements of art.3 sec. 1 p.23)					

Additional Explanatory Notes
Note Nr 1.2.8

WRITE-OFFS REVALUING LOANS GRANTED OR OWN DEBTORS AND ACCRUED - UNREALISED INTEREST ON THESE DEBTORS

There were no write-offs revaluing loans granted or own debtors due to permanent diminution in value

INFORMATION ON INTEREST COSTS OF FINANCIAL LIABILITIES

Item	Description	Interest costs in financial period			
		accrued and realised interest	accrued and unrealised interest pursuant to payment schedule		
			to 3 months	from 3 to 12 months	over 12 months
1	2	3	4	5	6
1.	Financial liabilities held for trading - short term bank loans not representing hedging transactions	98 832			
2.	Other short term financial liabilities - hedging related bank loans	30 379	807		
3.	Long term financial liabilities-long term bank loans representing hedging transactions	2 574	3 958		
4.	Long term financial liabilities-long term bank loans not representing hedging transactions		7		

Additional Explanatory Note
Note 1.2.12

CASH FLOW HEDGES RECOGNISED IN SHAREHOLDERS' FUNDS

The Company accounts for cash flow hedges in accordance with principles outlined in the Introduction to the financial report. These principles require that the effective portion of the result from the valuation of financial instruments in the period in which such transactions are designated as cash flow hedges is recognised in shareholders' funds. The amounts accumulated in equity this way are then transferred to the profit and loss when the hedged item is realised.

On the 1 June 2000 the General Meeting of Shareholders decided to establish a separate position in shareholders' funds relating to the valuation of hedging transactions.

The tables below present changes to shareholders funds due to accounting for the valuation of the effective part of the derivative instruments designated as hedging of future cash flows.

Amounts recognised in shareholders funds	31 December 2002 [in '000 PLN]
Revaluation reserve capital – hedging transactions against the commodities (copper, silver)	19 925
Revaluation reserve capital – hedging transactions against the exchange rate risk – forwards and options	115 633
Revaluation reserve capital – hedging transactions against the exchange rate risk – foreign currency credits	30 549
REVALUATION RESERVE CAPITAL - TOTAL	166 107

The effectiveness of hedging instruments used by the Company in the financial period is assessed and measured by comparing changes in forward prices of hedged items with the prices of forward contracts, or – in the case of options instruments – based on changes in options intrinsic value.

Gains and losses on cash flow hedging instruments

	31 December 2002 [in'000PLN] Total
Accumulated result in equity achieved on cash flow hedging financial instruments, as at date of opening balance	(8 196)
Amount recognised in equity in the current financial period due to effective hedging transactions	259 858

Gains / losses transferred from equity to the profit and loss account in the financial period	85 555
Gains / losses eliminated from equity adjusting the carrying amount of the hedged asset or liability	
Accumulated in equity gains and losses on cash flow hedges at the balance sheet date	166 107

Additional Explanatory Notes
Note nr 1.6

INFORMATION ON INTEREST FROM LOANS GRANTED OR OWN DEBTORS REVALUED DUE TO PERMANENT DIMINUTION IN VALUE AS AT 31 DECEMBER 2002

Item	Subject	Unrealised accrued interest from debtors subject to permanent dimunition in value
1	2	3
1.	Loans granted	
2.	Own debtors (i.e. those arising from the granting of cash to a second party, contingent upon meeting the requirements of art.3 sec.1 p.23)	
I.	Total	

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

OFF - BALANCE SHEET LIABILITIES AND DEBTORS
AS AT 31 DECEMBER 2002

Item	Type of liability	Total amount	Date
1	2	3	4
I.	CONTINGENT LIABILITIES	6 032	
1.	Guarantees	250	X
2.	Securities		X
3.	Bills of exchange	3 557	X
-	Bank Rozwoju Eksportu S.A	2 057	28.01.2003
-	Bank Rozwoju Eksportu S.A	1 500	06.01.2003
4.	Suspension of conditional environmental penalties		X
5.	Unresolved and disputed issues	2 225	X
II.	OFF-BALANCE SHEET LIABILITIES	311 940	
6.	Liabilities due to implementation of R&D projects	64 659	X
7.	Liabilities due to perpetual usufruct of land	170 406	X
8.	Liabilities to the State budget due to additional VAT together with penalties and interest	76 870	X
9.	Other liabilities	5	X
III.	TOTAL LIABILITIES	317 972	X
IV.	CONTINGENT DEBTORS	44 650	
1.	Contested State budget issues	44 410	X
2.	Other	240	X

INFORMATION ON LIABILITIES TO STATE OR MUNICIPAL AUTHORITIES
AS AT 31 DECEMBER 2002

At the end of 2002 the Company had no liabilities to State or municipal authorities due to gaining ownership rights to buildings and structures

INFORMATION ON REVENUE, COSTS AND RESULTS OF ACTIVITIES DISCONTINUED

IN 2002

In 2002 the Company neither discontinued, nor does it anticipate the discontination, of its activities in the foreseeable future.

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

COSTS OF PRODUCTION OF PRODUCTS FOR INTERNAL USE
FOR THE PERIOD FROM 1 JANUARY 2002 TO 31 DECEMBER 2002

Item	Description	Amount
0	1	2
1.	Products transferred to tangible assets under construction, tangible assets for internal use	5 029
2.	Products transferred to inventories warehouse	35 217
3.	Costs of research work capitalised as intangible assets	2 145
4.	Other	2 881
5.	TOTAL	45 272

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

EQUITY AND TANGIBLE INVESTMENTS
FOR THE PERIOD FROM 1 JANUARY 2002 TO 31 DECEMBER 2002

Item	Description	Realised in 2002	Planned investments in the next 12 months
0	1	2	3
I.	Tangible investments	359 952	437 935
a.	of which: environmental protection	22 538	76 135
II.	Equity investments	105 364	420 227

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 7.1

INFORMATION ON TRANSACTIONS WITH RELATED ENTITIES RELATING TO TRANSFER OF RIGHTS AND OBLIGATIONS

Item	Name of Entity	Entity with which the transaction was concluded	Value of transaction			
			Sales	Subject	Purchase	Subject
1.	KGHM Polska Miedź S.A.	TUW "CUPRUM"			8 743	property insurance
2.	KGHM Polska Miedź S.A.	Energetyka spółka z o.o.			48 133	supply of heat, power and water
3.	KGHM Polska Miedź S.A.	CBPM "CUPRUM" spółka z o.o.			9 769	R&D and design works
4.	KGHM Polska Miedź S.A.	MCZ S.A.			11 713	medical services
5.	KGHM Polska Miedź S.A.	KGHM Metale S.A.	31 399	sale of shares of DSI S.A. and of PTE Epoka S.A.		
6.	KGHM Polska Miedź S.A.	CBJ spółka z o.o.			30 302	quality services
7.	KGHM Polska Miedź S.A.	KGHM Polish Copper Ltd	638 171	intermediary services in copper and silver sales		
8.	KGHM Polska Miedź S.A.	KGHM Kupferhandelsges m.b.H.	207 301	intermediary services in copper sales		
9.	KGHM Polska Miedź S.A.	Telefonia DIALOG S.A.	3 787 035	buy-back of bonds together with interest by Telefonia Dialog S.A. and other income	3 830 588	the rollover of bonds (amount shown includes total turnover in this regard together with interest). Currently KGHM Polska Miedź S.A. owns bonds in total of PLN 1 209 000 thousand and USD 43 500 thousand; other transactions
10.	KGHM Polska Miedź S.A.	KGHM Metraco spółka z o.o.	85 220	exclusive rights to perform intermediary services in the sale of acid, copper and rock salt	313 982	copper scrap, chemical materials and machines
11.	KGHM Polska Miedź S.A.	Pol-Miedź Trans spółka z o.o.			204 247	transport services
12.	KGHM Polska Miedź S.A.	Fosroc-Ksante spółka z o.o.			12 084	purchase of materials

The above information includes typical business transactions as well as unusual transactions involving the purchase of shares, bonds and other items.

* Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

Additional Explanatory Notes
Note Nr 7.2

DATA CONCERNING ENTITIES HAVING A CAPITAL RELATIONSHIP WITH THE ISSUER AS AT 31 DECEMBER 2002

Item	Name of Entity	Degree of management control %	Mutual debtors	Mutual creditors	Mutual operating and financial costs	Mutual operating and financial revenues	Mutual short term investment
1	2	3	4	5	6	7	8
1.	CBiPM Cuprum Sp. z o.o.	100.00	600	4 500	9 769	3	
2.	KGHM Polish Copper Ltd.	100.00	8 294		(568)	638 171	
3.	Dolnośląska Spółka Inwestycyjna S.A.	77.46	1 589	44	435	1 613	
4.	Miedziowe Centrum Zdrowia S.A.	100.00	77	802	10 556	387	
5.	KGHM Metale S.A.	100.00	1 527	10	67	729	
6.	Energetyka Sp. z o.o.	100.00	44 777	8 659	47 410	2 168	
7.	Centrum Badań Jakości Sp. z o.o.	100.00	113	2 234	30 302	2 068	
8.	KGHM Kupferhandelsges mbH.	100.00	41 666		2 796	207 301	
9.	Pol-Miedź Trans Sp. z o.o.	100.00	959	4 260	204 247	5 006	
10.	KGHM Congo sprl	99.98	27 237		(154)	1 070	
11.	KGHM Metraco Sp. z o.o.	98.96	9 849	21 239	313 982	85 220	
12.	Telefonia Dialog S.A.	100.00	48	100 245	2 704	128 001	1 372 647
13.	Fosroc-Ksante Sp. z o.o.	30.00	20	1 112		814	
14.	TUW Cuprum	93.14	659	444			
	Total*	X	137 415	143 549	621 546	1 072 551	1 372 647

* Additionally, KGHM Polska Miedź S.A. has indirect interests in subsidiaries and associates of the lower level in the Capital Group. The full scope of relations will be presented in the consolidated financial statement.

INFORMATION ON JOINT VENTURES IN 2002 NOT CONSOLIDATED FULLY OR BY THE EQUITY METHOD

In 2002 the Company did not have joint ventures with other entities

AVERAGE EMPLOYMENT IN 2002

Item	Description	Average employment
0	1	2
I.	Employment in total	18 318
1.	Employees:	18 300
a.	white-collar workers	4 166
b.	blue-collar workers	14 134
2.	Trainees	1
3.	Persons on temporary contracts	
4.	Persons on maternity leave or unpaid leave	17

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

INFORMATION ON REMUNERATION AND ON ADVANCES, LOANS, CREDITS AND GUARANTEES GRANTED TO MANAGEMENT AND SUPERVISORY PERSONNEL OF KGHM POLSKA MIEDŹ S.A IN 2002

Item	Description	Management Board	Supervisory Board
1.	2.	3.	4.
1.	Remuneration including the amount paid out of profit of the issuer:	5 310	542
1.1	by contract, for the fulfilment of management and supervisory functions	2 373	269
1.2	of recalled members of the Management Board in prior years	2 314	
1.3	due to other contracts *(of which: due to employment contracts with members of the Supervisory Board elected by the employees)*	623	273
2.	Remuneration including the amount paid out of profit from the issuer's subsidiaries and associates	262	54
3.	Transactions of the issuer, and subsidiary and associated entities, with spouses, relatives related in a straight line to the first or second degree, or related due to the providing of care, adoption or guardianship, of management or supervisory personnel.		

In the financial period the Company did not grant advances, credits, loans and guarantes for members of the Management Board and Supervisory Board

KGHM Polska Miedź S.A. SA-R 2002 in '000 PLN

SIGNIFICANT EVENTS OF PRIOR YEARS ACCOUNTED FOR WITHIN THE FINANCIAL REPORT FOR 2002

Item	Description of events	Effect on financial result (+ , -)
0	1	2
1.	Adjustments to VAT tax for prior years	(296)
2.	Adjustment to costs due to increase in mining fees	(7 928)
3.	Other adjustment to costs related to prior years	5 394
4.	Real estate tax on underground structures - decision on refund	56 467
5.	Settlement of contested additional income tax for prior years	4 408
6.	Settlement of contested payment from profit for prior years	480
7.	Interest on additional taxation and tax refund, adjustments of interest	12 386
8.	Provision for contested additional taxation together with interest for the years 2000 and 2001	(13 767)
9.	Write-off revaluing State budget debtors due to payment of additional taxation after a Treasury audit for 2000	(16 022)
	TOTAL	41 122

Additional Explanatory Notes
Note Nr 13

SIGNIFICANT EVENTS WHICH OCCURRED AFTER THE BALANCE SHEET DATE AND WHICH WERE NOT ACCOUNTED FOR IN THE FINANCIAL STATEMENTS FOR 2002

On 28 January 2003 an agreement was signed with Tele-Fonika Kable S.A. for the sale of copper wire rod in 2003. The value of revenues from sale may vary within a range of appx. USD 104 346 thousand, i.e. PLN 401 534 thousand to appx. USD 142 146 thousand, i.e. PLN 546 992 thousand.
The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Tele-Fonika Kable S.A. is within a range of PLN 421 186 thousand to PLN 566 644 thousand.

Simultaneously on 28 January 2003 an agreement was signed with Tele-Fonika KFK S.A. for the sale of copper wire rod in 2003. The value of revenues from sale may vary within a range of appx. USD 66 924 thousand, i.e. PLN 257 530 thousand to appx. USD 92 124 thousand, i.e. PLN 354 502 thousand.
The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and Tele-Fonika KFK S.A. is within a range of PLN 283 204 thousand to PLN 380 176 thousand.
The value of revenues from agreements entered into on 28 January 2003 was estimated based on prices on the London Metal Exchange from 27 January 2003 and on the National Bank of Poland (NBP) PLN/USD exchange rate from 27 January 2003, as well as to the degree of use of options.

The total estimated value of agreements entered into over the last 12 months between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd (a subsidiary of KGHM) is estimated at appx. PLN 584 144 thousand. The highest-value agreement, signed on 5 February 2003, relates to the sale of copper cathodes in 2003.
The value of this agreement, estimated based on prices on the London Metal Exchange and on the NBP PLN/USD exchange rate from 4 February 2003, amounts to appx. USD 87 800 thousand, i.e. PLN 337 390 thousand.

Additional Explanatory Notes
Notes 14-23

NOTE NR 14 - INFORMATION ABOUT RELATION BETWEEN LEGAL ANTECEDENT OF THE COMPANY AND THE COMPANY AND THE METHOD AND SCOPE OF TRANSFER OF ASSETS AND EQUITIES AND LIABILITIES.

The legal antecedent of the Company was a State-owned enterprise Kombinat Górniczo-Hutniczy Miedzi in Lubin transformed into a State-owned, joint stock company pursuant to principles set down in the law dated 13 July 1990 on the privatisation of State-owned enterprises.

NOTE NR 15 - INFORMATION ON CORRECTIONS TO INFLATION LEVEL.

The financial statements and comparative financial data are not subject to correction due to inflation.

NOTE NR 16 – CHANGES TO DATA SHOWN IN THE FINANCIAL REPORT AND IN COMPARABLE DATA, VERSUS THOSE OF PREVIOUSLY- PREPARED AND PUBLISHED FINANCIAL REPORTS

There are some differences between the presented financial report and comparative financial data for 2001 versus those previously published for 2001 arising from the restatement of comparable periods to the accounting principles and methodology in force in the year 2002.

	as at 31 December 2001
1. Value of assets per previously published data	7 556 796
Adjustments due to changes in methodology:	182 565
- adjustment in the value of fixed assets related to settlement of the value of liquidated fixed assets, which were subject to revaluation, under fixed assets under construction	
- separate presentation of the deferred income tax asset and the income tax provision, and the creation of an additional asset	107 652
- the effects of valuation of advances on deliveries denominated in foreign currencies based on principles in force as at 1 January 2002	-
- the effects of valuation of debtors denominated in foreign currencies based on principles in force as at 1 January 2002	(1 262)
- the effects of valuation of monetary assets denominated in foreign currencies based on principles in force as at 1 January 2002	(83)
- increase of fixed assets by the future cost of their liquidation as a result of changes in the methodology of creating provisions for future mine closure costs	76 258
Value of assets after restatement to the new methodology	7 739 361
2. Value of shareholders' funds and liabilities per previously published data	7 556 796
Adjustments due to changes in methodology	182 565
- settlement under financial result and under retained profit from prior years, and the transfer from deferred income, of exchange rate differences arising from changes in the valuation of assets and liabilities denominated in foreign currencies, and the creation of an additional provision for income tax and the deferred tax asset	13 230
- settlement under net profit and under retained profit from prior years of the effects of changes in the methodology of valuation and of provisions for future mine closure costs	(106 058)
- settlement under net profit and under retained profit from prior years of the provision for income tax and the income tax asset in connection with changes in the methodology of valuation of provisions for future mine closure costs	9 696
- increase in long-term provisions in connection with changes in the methodology of valuation of provisions for future mine closure costs	182 316
- separate presentation of the income tax provision and the deferred	

income tax asset, and the creation of a new provisions	100 806
- increase in value of long- and short term bank loans denominated in foreign currencies based on principles in force as at 1 January 2002	11 422
- valuation of other liabilities denominated in foreign currencies based on principles in force as at 1 January 2002	309
- increase of revaluation reserve capital by the created deferred income tax asset	2 295
- transfer of exchange rate differences from deferred income to the financial result	(31 451)
Value of shareholders' funds and liabilities after restatement to the new methodology	7 739 361

NOTE NR 17 - CHANGES OF ACCOUTING POLICIES IN RELATION TO PRIOR FINANCIAL PERIOD

As of 1 January 2002 the Company has applied changes to its accounting principles arising from the accounting law dated 29 September 1994.

The most important of these changes relate to:
1) under fixed assets
- the transfer of perpetual usufruct rights to land and of rights to residential and business premises, to tangible fixed assets,
- the recognition of financial fixed assets under long term investments,
- the presentation under fixed assets of the tax assets arising from temporary differences in income tax,
- the separation of long term prepayments from prepayments, which are to be written off in a period over 12 months from the balance sheet date,

2) under current assets
- the recognition of long term trade debtors under current assets,
- the recognition under short term investments of shares held for trading, other short term securities, short term loans granted and other short term assets, including interest charged and derivative instruments having a positive fair value, as well as cash resources and other cash assets: cheques, bills of trade, bills, bank accounts and similar assets,

3) under shareholders' funds
- the presentation of the effects of market valuation of fixed assets adjusted by the provision created for deferred income tax,
- the charging to retained profit from prior years of the effects of changes in accounting principles and of basic errors,
- the recognition in the current financial result of the surplus of unrealised positive exchange rate differences over negative,

4) under provisions for liabilities, the recognition of the provision for deferred income tax separate from tax assets,
5) under financial liabilities, the recognition of derivative instruments having a negative fair value,
6) under deferred income, the recognition of fixed assets, fixed assets under construction and intangible assets obtained without cost, including as a donation,

Significant changes in the principles of valuation relate to:

1) the valuation of production inventories at the level of direct costs and the justifiable part of indirect costs, i.e. costs reflecting normal exploitation of production capacity,

2) the setting of exchange rates in accordance with buy rates for the valuation of assets, and with sell rates for the valuation of liabilities,

The effects of changes in principles for recording of surplus unrealised positive exchange rate differences over negative and of changes in principles for the setting of appropriate exchange rates for the valuation of assets and liabilities, adjusted by the provision for income tax and the tax asset which arose due to this, on the restatement date of this financial report were recognised in profit of the period to which they relate.

In addition, beginning from 1 January 2002 the Company has made the following changes:
- a review of fixed assets depreciation rates, in particular, to apply depreciation periods for those fixed assets which will be utilised until the liquidation of particular mining areas to the schedule of mine liquidation,
- short term provisions have ceased to be created for accruals respecting planned maintenance costs,
- short term USD-denominated credit drawn is treated as an instrument to hedge future cash flows from the sale of products (copper), the setting of whose price is based on the USD exchange rate. The valuation of this instrument is presented in shareholders' funds.
- International Accounting Standard 16 (IAS 16) on the creation and presentation of provisions for future mine closure costs has been applied,
- embedded instruments have been disclosed and valued at their fair value,

NOTE NR 18 – CORRECTIONS TO BASIC ERRORS (CHANGES IN ACCOUNTING PRINCIPLES), THEIR CAUSE, DESCRIPTION AND IMPACT ON THE ASSETS, FINANCES AND FINANCIAL RESULT OF THE COMPANY

Due to changes in accounting principles, the following adjusted items have been shown in the result from prior years:

- unrealised exchange rate differences (surplus of positive over negative differences)	18 375
- deferred income tax provision due to unrealised exchange rate differences	(5 942)
- deferred income tax asset due to unrealised exchange rate differences	797
- deferred income tax asset due to revaluation of future cash flow hedging instruments, shown in shareholders' funds	2 295
- change of methodology of revaluation of provisions for mine closure costs	(98 219)
- valuation of embedded instruments	11 957
- deferred income tax assets created due to change of methodology of valuation of provision for mine closure costs	9 696
- deferred income tax assets created due to valuation of embedded instruments	1 072
- provision for deferred income tax created due to valuation of embedded instruments	(4 420)

NOTE 19 – GOING CONCERN CONSIDERATION

The statements of the Company have been prepared under the going concern concept.
There are no reasons suggesting any threats to the going concern consideration in the foreseeable future.

NOTE 20 – MERGER OF COMPANIES

There were no mergers of companies in the current financial period. This financial report does not contain data on merged companies.

NOTA 21-22 - VALUATION OF SHARES IN SUBORDINATED ENTITIES

The equity method is not used in the valuation of shares of subordinated entities.

The effects of applying the equity method to valuation of shares in subordinated entities.

1.	Balance Sheet value of shares in subordinated entities	1 217 441
2.	Value of shares valued by equity method	360 868
3.	Impact of valuation on net profit of current period	(475 107)
4.	Impact of valuation on retained profit of prior years	(381 466)

Valuation by the equity method was done by taking the net asset value of subordinated entities as their book value.
KGHM Polska Miedź S.A., as the dominant entity of a Capital Group, prepares and publishes a consolidated financial report.

NOTE NR 23 – OTHER ADDITIONAL EXPLANATORY INFORMATION

Information on the financial situation in the subsidiary Telefonia DIALOG S.A.

In the financial report as at 31 December 2002, KGHM Polska Miedź S.A., as in prior periods, showed the shares owned in Telefonia DIALOG S.A. at their cost of purchase. The Management Board of KGHM Polska Miedź S.A. is aware that the shares of Telefonia DIALOG S.A. represent a significant part of the assets of KGHM Polska Miedź S.A., while the committment of KGHM Polska Miedź S.A. in financing the investments of Telefonia DIALOG S.A. through the acquisition of bonds increases the overall risk of this investment.
The strategy of KGHM Polska Miedź S.A. foresees a reduction of committment by KGHM Polska Miedź S.A. in this company. Over the next few years the telecommunications market will undergo changes aimed at bringing order and consolidation. This situation does not allow the value of this company to be definitively established. Being fully aware of the losses incurred by Telefonia DIALOG S.A., the Management Board of KGHM Polska Miedź S.A. believes that the value of this company should be considered based on the following factors:

1. As Telefonia DIALOG S.A. has only been in operation for a relatively short time, it is not possible to precisely define its market value. The company is in a phase of intensive growth, aimed at acquiring the maximum number of new subscribers. In past periods this company invested in the development of its network, which allowed further effective growth of its subscriber base. As at 31 December 2002 the company owned 578.4 thousand built lines and 359.9 thousand ringing lines. Actions were also undertaken aimed at improving the subscriber structure, focusing on business customers. Furthermore, through additional services, among others data transmission services (the internet), the company is increasing revenues based on its current subscriber base. At the same time the Management Board of Telefonia DIALOG S.A. over the course of 2002 consistently realised a restrictive program of reducing costs, which is leading to a clear improvement in the profitbility of operating activities. In 2002 the company achieved a positive EBITDA of PLN 123 mln. The Management Board of Telefonia DIALOG S.A. anticipates that the company will likewise achieve a positive EBIT in 2003.
2. A major factor impacting the profitability of the company is its level of debt and the costs of servicing this debt. A plan for restructuring the debt of this company is currently being developed, aimed at achieving an optimal structure of shareholders' and external funds. (among others, a program for decreasing the debt of the company is being developed).
3. The structure of the company's assets and debt is also significantly impacted by its licenses and license-related liabilities. The Management Board of Telefonia DIALOG S.A. in 2001 and 2002 aimed at denoting a realistic value of the license in the books of the company. As a result, in 2002 the company made revaluation write-offs, charged to the financial result in the amount of PLN 217 mln. On the other hand, as a result of a law coming into force on the restructurisation of the licensing liabilities of fixed-line public telephone network operators, the Management Board of Telefonia DIALOG S.A. has requested the conversion of its liabilities due to license fees into investment expenditures. A decision in this matter will probably be taken in the first half of 2003, and would lead to reducing the liabilities of the company by nearly PLN 500 mln.
4. A process of consolidation is currently taking place on the fixed-line telephone market. The activities of the Treasury and Infrastructure Ministries are aimed at supporting independent operators in order to create a competing force for the leading company on the market, Telekomunikacja Polska S.A. In addition, several operators are aiming at obtaining the benefits arisng from synergy. An example of this was the signing on 5 June 2002 of an agreement by Telefonia DIALOG S.A., Netia S.A. and El-Net S.A. on co-operating in the areas of existing infrastructure, the development of telecommunications services and in improving regulation of the telecommunications market. Actions are also being undertaken aimed at a deeper integration of operators.

The Management Board of KGHM Polska Miedź S.A. views the above actions as the basis for an increase in the value of Telefonia DIALOG S.A., as well as an increase in investor interest. The effects achieved at the end of 2002 confirm the appropriateness of the activities undertaken and permits the assumption that the consistently realised restructurisation and consolidation plans lead to clarification of the economic state of the company as well as to a more rapid increase in its value.

The Management Board of KGHM Polska Miedź S.A., aware of its capacity for investment, will – until an ideal business plan is developed – provide balanced financing for the growth of Telefonia DIALOG S.A.

ADDITIONAL INFORMATION NECESSARY TO ENABLE HOLDERS OF LISTED SECURITIES RESIDENT IN THE UNITED KINGDOM TO OBTAIN ANY RELIEF FROM UNITED KINGDOM TAXATION TO WHICH THEY ARE ENTITLED IN RESPECT OF THEIR HOLDING OF SUCH SECURITIES:

Holders of securities issued by KGHM Polska Miedź S.A. resident in the United Kingdom should discuss with professional advisors if they can obtain any relief from United Kingdom taxation in respect of holding such securities.

SIGNATURES OF THE MEMBERS OF THE MANAGEMENT BOARD			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
28 February 2003	Stanisław Speczik	President of the Management Board	
28 February 2003	Grzegorz Kubacki	Vice President of the Management Board	
28 February 2003	Jarosław Andrzej Szczepek	Vice President of the Management Board	
28 February 2003	Tadeusz Szeląg	Vice President of the Management Board	

SIGNATURE OF PERSON RESPONSIBLE FOR COMPANY ACCOUNTING			
DATE	FIRST, LAST NAME	POSITION	SIGNATURE
28 February 2003	Zenon Sabiniarz	Chief Accountant	

KGHM POLSKA MIEDŹ S.A.

MANAGEMENT'S REPORT ON THE COMPANY'S ACTIVITIES IN 2002

Lubin, February 2003

KGHM POLSKA MIEDŹ S.A. IN THE YEARS 1997-2002

		1997	1998	1999	2000	2001	2002	2001=100%
Profit and loss account								
Revenues from sales	'000 PLN	4 089 469	3 641 672	4 113 297	4 982 763	4 240 797	4 488 301	105.8
Profit on sales	'000 PLN	904 959	240 384	347 500	941 142	193 864	152 056	78.4
EBITDA*	'000 PLN	1 203 165	562 402	540 246	1 238 588	259 526	433 315	167.0
Profit before taxation	'000 PLN	914 023	310 048	(57 628)	795 090	(242 991)	310 080	x
Net profit	'000 PLN	501 800	178 750	(169 899)	617 967	(281 503)	254 546	x
Balance sheet								
Total assets	'000 PLN	4 936 662	4 974 870	4 883 709	5 756 870	7 739 361	8 155 072	105.4
Provisions	'000 PLN	216 453	206 181	712 902	772 912	1 250 685	1 354 599	108.3
Total liabilities	'000 PLN	629 369	568 717	473 902	607 509	2 819 758	2 645 247	93.8
Financial ratios								
EPS	PLN	2.51	0.89	(0.85)	3.09	(1.41)	1.27	x
Dividend per share**	PLN	0.25	0.10	-	1.00	-	x	x
P/E	x	5.2	14.0	(30.6)	8.3	(9.2)	10.6	x
Current liquidity	x	2.2	2.3	2.6	2.3	1.0	1.2	120.0
Quick liquidity	x	1.0	0.9	1.0	0.9	0.7	0.6	85.7
Debt ratio	%	14.2	13.5	14.3	15.9	37.0	34.2	92.4
Durability of financing structure	%	86.1	87.1	85.7	84.1	63.0	79.0	125.4
ROA	%	10.2	3.6	(3.5)	10.7	(3.6)	3.1	x
ROE	%	12.5	4.4	(4.9)	15.2	(7.8)	6.4	x
Production results								
Electrolytic copper production	t	440 644	446 837	470 494	486 002	498 451	508 674	102.1
Metallic silver production	kg	1 028 916	1 097 728	1 092 639	1 118 998	1 163 132	1 192 139	102.5
Macroeconomic data								
Copper prices on the LME	USD/t	2 276	1 653	1 574	1 814	1 578	1 558	98.7
Silver prices on the LBM	USD/kg	157	178	168	159	141	148	105.0
Exchange rate	PLN/USD	3.2790	3.4933	3.9646	4.3455	4.0978	4.0811	99.6
Other data								
Share price at end of period	PLN	13.50	12.50	26.20	25.80	13.00	13.50	103.8
Tangible investments	'000 PLN	648 575	487 498	378 957	584 136	429 160	359 952	83.9
Equity investments	'000 PLN	465 866	189 522	228 664	468 326	271 369	105 364	38.8
Electrolytic copper production cost	USD/t	1 685	1 590	1 472	1 417	1 544	1 545	100.1
Electrolytic copper production cost	PLN/t	5 527	5 556	5 836	6 156	6 328	6 305	99.6

** operating profit + depreciation*

*** dividend for financial year*

In this report, financial data for 2001 were restated to reflect changes in accounting principles arising from the amended Law on Accounting from 29 September 1994, and changes in principles for the creation of provisions for mine closure costs.

TABLE OF CONTENTS

1. COMPANY DESCRIPTION

1.1. COMPANY ORGANISATION

<u>Company activities</u>

The activities of the Company primarily comprise:

- metals ore mining,
- the production of precious metals, non-ferrous metals and salt,
- the casting of light and non-ferrous metals,
- management of waste,
- wholesale sales based on direct or contractual payments,
- the warehousing and preservation of goods,
- financial holding associations,
- geological-exploratory activities, research and technical services,
- the generation and distribution of electrical energy and of steam and hot water, the generation of gas, and the distribution of gaseous fuels through a supply network, and
- professional emergency rescue services.

By a Resolution of the General Meeting of KGHM Polska Miedź SA dated 26 June 2002, the list of Company activities was expanded by scheduled and non-scheduled air transport and was adapted to the Polish Classification of Services.
By a Resolution of the General Meeting of KGHM Polska Miedź SA dated 8 January 2003, the list of Company activities was expanded by telecommunications and IT services.

<u>Changes in the organisational structure</u>

The number of Company Divisions in relation to 2001 has increased. On 1 December 2002 a Division was established called the Water Management Facility in Lubin.
At the end of 2002 the multi-divisional structure of the Company, functioning under the name KGHM Polska Miedź S.A., comprised a Head Office and 11 Divisions. A detailed description of the organisational structure of KGHM Polska Miedź S.A. as at 31 December 2002 is presented in the chart below.

Chart 1. Organisational structure of the Company as at 31 December 2002


COMPANY BODIES
GENERAL MEETING OF SHAREHOLDERS
SUPERVISORY BOARD
MANAGEMENT BOARD
HEAD OFFICE
ZGL
MINING DIVISION "LUBIN"
ZGPS
MINING DIVISION "POLKOWICE - SIEROSZOWICE"
ZGR
MINING DIVISION "RUDNA"
ZWR
ORE ENRICHMENT PLANTS DIVISION
ZH
HYDROTECHNICAL DIVISION
HMG
COPPER SMELTER AND REFINERY "GŁOGÓW"
HML
COPPER SMELTER AND REFINERY "LEGNICA"
HMC
COPPER ROLLING MILL "CEDYNIA"
JRGH
EMERGENCY MINE-SMELTER RESCUE SERVICES UNIT
COPI
CENTRAL DATA PROCESSING CENTER
ZGW
WATER MANAGEMENT DIVISION

These divisions, as the primary organisational and economic units of KGHM Polska Miedź S.A., carried out their activities with their own separate fixed and current assets, adapted to the type and extent of their given activities.

The Supervisory Board of the Company

During the period from 1 January to 4 January 2002 the Supervisory Board was composed of the following persons:

- Bohdan Kaczmarek — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Witold Koziński
- Janusz Maciejewicz
- Marek Wierzbowski

together with the following employee representatives

- Wiktor Błądek
- Józef Czyczerski
- Ryszard Kurek

Due to the resignation of Wiktor Błądek from membership of the Supervisory Board of KGHM Polska Miedź S.A., from 4 January to 26 June 2002 the Supervisory Board was composed of 8 persons.
By Resolutions Nrs 22-28/2002 of the Ordinary General Meeting dated 26 June 2002 the Vth Term Supervisory Board was appointed with the following persons:

- Bohdan Kaczmarek — Chairman
- Jerzy Markowski — Deputy Chairman
- Jan Rymarczyk — Secretary
- Witold Koziński
- Janusz Maciejewicz
- Marek Wierzbowski

together with the following employee representatives

- Józef Czyczerski
- Leszek Hajdacki
- Ryszard Kurek

Due to the resignation of Witold Koziński from membership of the Supervisory Board of KGHM Polska Miedź S.A., from 5 November 2002 to 8 January 2003 the Supervisory Board was composed of 8 persons.
By Resolution Nr 3/2003 of the Extraordinary General Meeting dated 8 January 2003, Jerzy Kisilowski was appointed to the Supervisory Board of the Company.

The Management Board of the Company

During the period from 1 January to 31 December 2002 the Management Board of KGHM Polska Miedź S.A. was comprised of the following persons:

- Stanisław Speczik — President of the Board – General Director
- Stanisław Siewierski — First Vice President of the Board, Vice President of the Board for Production
- Witold Bugajski — Vice President of the Board
- Grzegorz Kubacki — Vice President of the Board
- Jarosław Andrzej Szczepek — Vice President of the Board

By Resolutions Nrs 1–2/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003 the following persons were recalled from the Management Board: Stanisław Siewierski and Witold Bugajski.

By Resolution Nr 4/V/2003 of the Supervisory Board of KGHM Polska Miedź S.A. dated 23 January 2003, Tadeusz Szeląg was appointed as a Vice President of the Management Board of KGHM Polska Miedź S.A.

1.2. BASIC OPERATIONS

Production results

The main objectives set by the Management Board with regard to production for the year 2002 were as follows:

- optimal utilisation of the Company's production capacity,
- minimising of production costs in all phases of the production process, and
- increasing the content of copper in extracted ore.

The objectives set for the Company required fulfilment of the following tasks:

- improving the ore selection system,
- increasing work on drifts to prepare for the opening of new mining areas,
- adapting the production capacity of the ore enrichment plants to the amounts and quality of ore supplied,
- the maintenance of concentrates production in required quantity and quality for smelter operations,
- reducing the environmental impact of the Company,
- coordinating the purchase and distribution of scrap,
- maintenance of the high quality of sulphuric acid production,
- continuous increase in wire rod quality,
- the co-ordination of divisional activities aimed at optimising inventory of copper-bearing materials, and
- maintaining the optimal level of copper and silver recovery.

In addition on 6 January 2003 a multi-shift labor organisation system (WSP) was introduced in selected mining areas, aimed at reducing mining costs through improved labor productivity - higher production, improved use of work time and reduction in the number of mining machinery. The Company plans to introduce this system in all mining areas starting in May 2003.

Table 1. Production results achieved in mining

	Unit	2000	2001	**2002**	2001=100%
Copper ore (dry weight)	'000 t	27 097	28 734	**28 239**	98.3
Copper content in ore	%	1.89	1.86	**2.01**	108.1
Copper concentrate (dry weight)	t	1 753 832	1 831 593	**1 894 995**	103.5
Copper content in concentrate	%	25.89	25.88	**26.53**	102.5

Table 2. Production results achieved in smelting

	Unit	2000	2001	**2002**	2001=100%
Copper products:					
electrolytic copper	t	486 002	498 451	**508 674**	102.1
wire rod *	t	205 201	218 099	**204 058**	93.6
round billets *	t	27 893	28 247	**17 994**	63.7
granular copper	t	1 587	1 515	**1 574**	103.9
Other metals:					
metallic silver	kg	1 118 998	1 163 132	**1 192 139**	102.5
metallic gold	kg	367	349	**296**	84.8
platinum-palladium slime	kg	72	70	**34**	48.6
crude lead	t	12 527	15 503	**17 552**	113.2
Other products:					
sulphuric acid	t	544 400	577 800	**564 100**	97.6
copper sulphate	t	6 495	6 689	**6 953**	103.9
nickel sulphate	t	1 924	1 850	**1 955**	105.7
technical selenium	t	65	65	**68**	104.6

**The lower production of wire rod and round billets due to decreased demand in 2002.*

Product sales structure

In 2002 an increase was noted in the sales volumes of copper and silver. 534 594 t tonnes of electrolytic copper and copper products were sold, being an 8.8% (43 424 t) increase on 2001. Silver sales increased to 1 198 t tonnes and were higher than those of the prior year by 4.6% (52 t).

Table 3. Sales volume for primary products

	Unit	2000	2001	2002	2001=100%
Copper and copper products	t	480 757	491 170	**534 594**	108.8
of which: export	t	302 730	304 241	**353 247**	116.1
Silver	kg	1 108 718	1 145 354	**1 197 745**	104.6
of which: export	kg	1 036 539	1 052 805	**1 092 093**	103.7
Gold	kg	353	392	**276**	70.4
of which: export	kg	89	1	**2**	×2.0

Table 4. Sales revenues for primary products

'000 PLN

	2000	2001	2002	2001=100%
Total	4 928 276	4 206 685	**4 463 802**	106.1
of which: export	3 251 930	2 722 426	**3 036 327**	111.5
Copper and copper products	3 983 803	3 368 550	**3 561 674**	105.7
of which: export	2 491 173	2 070 181	**2 329 107**	112.5
Silver	772 893	664 604	**721 929**	108.6
of which: export	721 841	610 431	**657 696**	107.7
Gold	13 787	13 954	**11 207**	80.3
of which: export	3 564	29	**98**	×3.4
Other products and services	157 793	159 578	**168 992**	105.9
of which: export	35 352	41 785	**49 426**	118.3

In 2002 an increase was noted in revenues from the sale of copper products, amounting to 5.7% (PLN 193 124 thousand). This increase occurred alongside a higher sales volume than the year before and lower copper prices than in 2001 on the global market. Revenues from the sale of silver also increased. In relation to their level in 2001 they were higher by 8.6% (PLN 57 325 thousand), alongside an increase in the volume of this metal sold and higher average annual silver prices.

Geographical product sales structure

In 2002 sales volume on copper and copper products amounted to 534 594 tonnes. Sales to the domestic market represented 33.9% of total sales, with export sales representing 66.1%. In 2001 these same figures were respectively 38.1% and 61.9%. The largest foreign recipients of copper in 2002 were companies from Germany, France and China. This increase in the share of export was due to the sale in 2002 of semi-products: 6 170 tonnes of **copper in concentrate** to the Chinese market and 17 403 tonnes of **blister and anode copper** to Germany and Belgium. These transactions allowed a reduction in the cost of financing excess inventory, and also allowed the Company to take advantage of favorable conditions for the sale of these semi-products.
In 2002 sales were as follows:

- 286 409 tonnes of **cathode**, of which 29 834 tonnes went to the domestic market, with 256 575 tonnes being exported. Copper cathodes represented 53.6% of copper and copper products sales volume. The largest foreign recipients of copper cathodes were Germany, France, China and the Czech Republic.
- 206 486 tonnes of copper **wire rod**, of which 142 706 tonnes went to the domestic market, with 63 780 tonnes being exported. Wire rod represented 38.6% of copper and copper products sales volume. The largest foreign recipients of wire rod were the Czech Republic, Germany and Hungary.

- 18 112 tonnes of **round copper billets**, of which 8 793 tonnes went to the domestic market, with 9 319 tonnes being exported. Billets represented 3.4% of copper and copper products sales volume. The largest foreign recipients of billets were Germany, the Czech Republic and Great Britain.

Chart 2. Copper sales by country of destination in 2002


Germany
22%
France
15%
China
10%
Czech Republic
6%
Austria
4%
Hungary
4%
Other
5%
Poland
34%

In 2002, 1 198 tonnes of **silver were sold**, of which 106 tonnes went to the domestic market and 1 092 tonnes were exported. The largest foreign recipients of silver were Great Britain, Germany and Belgium.

Chart 3. Silver sales by country of destination in 2002.


Belgium
13%
Poland
9%
Other
4%
Germany
18%
Great Britain
56%

<u>Macroeconomic sales situation</u>

In 2002 a decrease was noted in copper prices on the global market. Average annual electrolytic copper quotations on the London Metals Exchange (LME) decreased to the level of 1 558 USD/t and were 1.3% lower than in 2001, when they were at the level of 1 578 USD/t.

In 2002 silver quotations on global markets achieved the level of 148 USD/kg. Average annual silver prices on the London Bullion Market (LBM) were higher by 5.0% in relation to 2001, when they amounted to 141 USD/kg.

The average monthly quotations of copper on the London Metals Exchange and of silver on the London Bullion Market in the years 2000-2002 are presented in the following chart:

Chart 4. Copper quotations on the LME and silver quotations on the LBM


Copper - USD/t
Silver - USD/kg
2 000
1 900
1 800
1 700
1 600
1 500
1 400
1 300
170
165
160
155
150
145
140
135
130
Copper
Silver
2000
2001
2002

The average USD exchange rate in 2002 amounted to 4.0811 PLN/USD and was slightly lower than that achieved in the prior year (4.0978 PLN/USD).

Position of the Company on the copper and silver markets

In 2002 global copper mining production amounted to 13 574 thousand tonnes (estimated data based on CRU International Ltd). KGHM Polska Miedź S.A., with production of 503 thousand tonnes of copper in concentrate, representing 3.7% of global production, held sixth place globally in the production of this resource.
In 2002 global silver mining production amounted to 18 755 tonnes (estimated data based on CRU International Ltd). KGHM Polska Miedź S.A. produced 1 342 tonnes of silver in concentrate, granting the Company second place globally in the production of this resource and representing 7.2% of global production.

Contracts signed and impacting the Company's activities

In 2002 the following significant agreements were entered into by the Company:

Credit agreements of the Company

- A supplementary agreement dated 31 January 2002 relating to an agreement dated 21 December 2000 respecting credit drawn by KGHM Polska Miedź S.A. in the amount of USD 200 mln organised by Citibank NA and ABN Amro Bank NV. This agreement alters the annual credit margin from 0.75% to 1.5%.
- An agreement dated 21 June 2002 related to the drawing of a loan by KGHM Polska Miedź S.A. in the amount of USD 200 mln in the banks ABN Amro Bank NV and J.P. MORGAN PLC. for a period of 366 days from the date of signing the agreement. Interest on the loan is LIBOR + 1.5%. This loan was used to entirely pay off the loan organised by Citibank NA and ABN Amro Bank NV (agreement dated 21 December 2000).
- Annex nr 1 dated 11 April 2002 to the Two-currency Syndicated Credit Agreement in the form of a revolving line of credit for PLN 915 mln and USD 43.5 mln signed on 19 December 2001 between KGHM Polska Miedź S.A. and a Consortium of Polish Banks. This agreement was entered into for a period of 12 months. This annex alters the credit margin from 0.8% during the first six months of the loan and 1% after this period, to a margin ranging from 1% to 1.5% starting from 1 April 2002 depending on the level of financial ratios.

- Annex nr 2 dated 18 December 2002 to the Two-currency Syndicated Credit Agreement in the form of a revolving line of credit for PLN 915 mln and USD 43.5 mln signed on 19 December 2001 between KGHM Polska Miedź S.A. and a Consortium of Polish Banks. This agreement was entered into for a period of 12 months. This annex alters the final date of repayment to 31 January 2004 and alters the credit margin from 1% - 1.5% to 1.4% - 1.75% depending on the level of financial ratios.

Agreements related to the bond program of a subsidiary – Telefonia Dialog S.A.

- An agreement dated 28 December 2001 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the purchase of ordinary bond tranches in the total amount of USD 43.5 mln, i.e.
  a) tranche dated 10 January 2002 in the amount of 10 mln USD,
  b) tranche dated 28 January 2002 in the amount of 5 mln USD,
  c) tranche dated 7 February 2002 in the amount of 5 mln USD,
  d) tranche dated 17 April 2002 in the amount of 13.5 mln USD,
  e) tranche dated 15 May 2002 in the amount of 5 mln USD,
  f) tranche dated 28 May 2002 in the amount of 2.5 mln USD,
  g) tranche dated 21 June 2002 in the amount of 2.5mln USD.
  The acquisition of these bonds was financed by credit obtained from the Consortium of Polish Banks (agreement dated 19 December 2001),
- An agreement between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the rollover of ordinary bonds in the total amount of 43.5 mln USD with a new maturity date of 18 December 2002, i.e.
  a) rollover dated 30 September 2002 in the amount of 38.5 mln USD ,
  b) rollover dated 10 October 2002 in the amount of 5 mln USD,
- An agreement dated 18 December 2002 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the further rollover of ordinary bonds in the amount of 43.5 mln USD for a period to 15 July 2003. Interest of the bonds is LIBOR + 1.4%.
- An agreement dated 24 June 2002 pomiędzy KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the rollover of 1 150 bonds valued at PLN 115 mln for a period to 19 December 2002. Interest of the bonds is WIBOR 1M + a margin of 1.4%.
- An agreement dated 19 December 2002 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the further rollover of 1 150 bonds valued at PLN 115 mln for a period to 15 July 2003. Interest of the bonds is WIBOR 1M + a margin of 1.4%.
- An agreement dated 28 June 2002 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the rollover of 8 000 bonds valued at PLN 800 mln for a period to 28 September 2002. Interest of the bonds is WIBOR 1M + a margin of 1.2%.
- An agreement dated 28 September 2002 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the further rollover of 8 000 bonds valued at PLN 800 mln for a period to 18 December 2002. Interest of the bonds is WIBOR 1M + a margin of 1.5%.
- An agreement dated 18 December 2002 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the further rollover of 8 000 bonds valued at PLN 800 mln for a period to 15 July 2003. Interest of the bonds is WIBOR 1M + a margin of 1.4%.
- An agreement dated 28 June 2002 between KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the rollover of 2 940 bonds valued at PLN 294 mln for a period to 28 December 2002. Interest of the bonds is WIBOR 1M,
- An agreement dated 27 December 2002 pomiędzy KGHM Polska Miedź S.A. and Telefonia Dialog S.A. related to the further rollover of 2 940 bonds valued at PLN 294 mln for a period to 15 July 2003. Interest of the bonds is WIBOR 1M,
- An annex dated 17 December 2002 between Telefonia Dialog S.A. and Bank Handlowy SA in Warsaw to the agreement dated 18 July 2001 relating to a bond issuance program in the amount of PLN 294 mln (representing the equivalent of 70 mln USD). This annex prolongs the bond issuance program to 15 July 2003.

- An annex dated 18 December 2002 to the agreement between Telefonia Dialog S.A. and the banks PeKaO S.A. and PKO BP SA for the issuance of bonds signed on 19 December 2001 relating to the issuance of PLN-denominated bond tranches in the total amount of PLN 915 mln, and to PLN-denominated tranches expressed as the USD equivalent in the amount of 43.5 mln USD. This annex prolongs the bond issuance program to 19 December 2003.

Trade Agreements of the Company

- An agreement for the sale of electrolytic copper in the years 2003 – 2007 signed on 8 July 2002 between KGHM Polska Miedź SA and China MINMETALS Nonferous Metals Co Ltd. This is a framework agreement. The value of this agreement is estimated at 407.6 mln USD, or PLN 1 687 mln during the years 2003 – 2007.
- An agreement for the sale of copper cathodes in 2003 signed on 20 December 2002 between KGHM Polska Miedź S.A. and MKM Mansfelder Kupfer und Messing GmbH. The value of this agreement is estimated at USD 119.6 mln, or PLN 465.6 mln

Similarly as in prior years, in 2002 there were no significant changes in the sources of supply of KGHM Polska Miedź S.A. in materials for production, goods and services. Likewise, there was no dependence noted on a single or small number of suppliers.

Transactions with related entities

Transactions with related entities in 2002 as concerns basic products is presented in the table below. Among these the largest transactions for KGHM Polska Miedź S.A. involve KGHM Polish Copper Ltd. comprising the sale of copper and copper products and of silver. A list of all significant transactions with related entities may be found in the financial statements.

Table 5. Significant transactions with related entities concerning basic products – transaction size

	KGHM Polish Copper	KGHM Kupferhandels	KGHM Metraco	Walcownia Metali Nieżelaznych	Hefra
Copper anode and blister copper (t)	9 543	-	-	-	-
Cathodes (t)	61 781	24 233	145	1 278	-
Round billets (t)	996	523	-	-	-
Wire rod (t)	14 970	6 778	189	-	-
Total copper (t)	**87 290**	**31 534**	**334**	**1 278**	**-**
Silver (kg)	**88 663**	**-**	**14 651**	**75**	**1 382**

Table 6. Significant transactions with related entities concerning basic products – transaction value

'000 PLN

	KGHM Polish Copper	KGHM Kupferhandels	KGHM Metraco	Walcownia Metali Nieżelaznych	Hefra
Copper anode and blister copper	66 360	-	-	-	-
Cathode	404 857	155 720	948	8 250	-
Round billets	7 142	3 240	-	-	-
Wire rod	102 017	46 587	1 327	-	-
Total copper	**580 376**	**205 547**	**2 275**	**8 250**	**-**
Silver	53 124	-	8 840	45	839
Total value	**633 500**	**205 547**	**11 115**	**8 295**	**839**

Changes in the level of Company computerisation

During the current reporting period the Company continued work related to implementation of the SAP R/3 system. During this period the following areas were brought on-line: market segment profitability analysis, investments management, credit servicing and securities management, maintenance management, personnel management, wages management and the management of labor organisation. In 2002 work was begun on implementing the management information system SIK based on the Oracle Data Base, and was also begun on the central IT infrastructure management system Help Desk.

During the reporting period investment was continued on the Data Processing Center, enabling realisation of data processing processes, based on security standards of the European Union.

In addition in 2002 work was continued on enhancing the level of communications and telecommunications security in the Company. As part of this work, stage I was completed of the corporate communications project based on the development of a teletransmissions system between the telephone switchboards of the Divisions of KGHM Polska Miedź S.A. with mutual compatibility between them.

1.3. EMPLOYMENT AND REMUNERATION

Employment

Employment in KGHM Polska Miedź S.A. at the end of 2002 was 18 280 persons, and was lower by 234 persons, or 1.3%, than at the end of the previous year. Average annual employment in KGHM Polska Miedź S.A. was 18 300 and was lower than the level of employment in 2001 by 210 persons. This fall in employment was the result of the natural fluctuation in staff.

Table 7. End-of-period employment

	2000	2001	**2002**	2001=100%
Mines	11 814	11 734	**11 632**	99.1
Smelters	4 820	4 724	**4 471**	94.6
Other divisions	1 928	2 056	**2 177**	105.9
Total	18 562	18 514	**18 280**	98.7

Average remuneration

Table 8. Average monthly remuneration

PLN

	2000	2001	**2002**	2001=100%
Mining divisions	4 403	4 943	**5 073**	102.6
Smelting divisions	3 455	3 848	**3 956**	102.8
Total in KGHM Polska Miedź S.A.	4 185	4 658	**4 776**	102.5

Remuneration in the Company was based on unified principles outlined in the Group Working Agreement for Employees of KGHM Polska Miedź S.A. In 2002 the increase in wages was the result of the delayed effects of the pay rise in 2001 and on the payment of a special bonus. The pay rise achieved insured retainment of the real level of employee wages.

In 2003 work will be continued aimed at further reductions of employment in the Company based on natural movements in staff. The Company plans to achieve average annual employment of 18 018 persons, or 1.4 % lower than in 2002.

In 2003 the Company plans an increase in the average monthly wage, with the assumption that an employee retirement system will eventually be implemented.

2. INVESTMENT AND DEVELOPMENT

2.1. INVESTMENTS IN TANGIBLE ASSETS

In the year 2002 investments were financed by the Company's own funds; investment expenditures realised are shown in the table below:

Table 9. Investment expenditures

'000 PLN

	2000	2001	**2002**	2001=100%
Mining	396 008	297 987	**235 290**	79.0
Smelting	150 564	100 488	**86 262**	85.8
Other	37 564	30 685	**38 400**	125.1
Total	584 136	429 160	**359 952**	83.9

Investment activities in 2002 were primarily aimed at tasks related to maintaining production and replacing equipment. Investments were also realised resulting in reduced costs, as well as investments of a pro-environmental nature. Details of realised investments are shown in the table below:

Table 10. Structure of realised investments

'000 PLN

	2000	2001	**2002**	2001=100%
Maintaining and increasing production capacity	395 236	336 476	**264 309**	78.6
of which:				
in mining	297 141	259 313	**209 867**	80.9
in smelting	98 095	77 163	**54 442**	70.6
Environmental protection	37 556	14 408	**22 538**	156.4
Investments aimed at reducing costs	49 329	25 968	**24 132**	92.9
Data systems	32 047	14 808	**28 093**	189.7
Other	69 968	37 500	**20 880**	55.7
Total	584 136	429 160	**359 952**	83.9

With respect to smelting, investments were realised permitting an increase in copper cathode production:

- modernisation of the drying-absorption unit in HM Głogów was completed,
- modernisation of the Electrorefining Section in HM Głogów.

Amongst the most important investments aimed at maintaining production capacity which were realised in 2002 were the following:

- continued construction of the shaft complexes R-XI, R-IX, SG-1 and SG-2 in order to maintain mining production through the development of new mining areas,
- the replacement of production equipment aimed at maintaining production capacity at current levels,
- development of the ore transportation system,
- continued modernisation of the Metallurgical Section of HM Legnica through the replacement of stationary anode furnaces with rotary furnaces together with pouring units, and
- the replacement of hydrotransport machinery.

Investment activities in 2002 were also aimed at ecological goals. Among ecological projects the most important was completion of the first stage of building a gases cleaning facility for the revolving and stationary anode furnaces at the Głogów smelter.

The realisation of pro-ecological investments enables the Company to significantly reduce its impact on the environment with respect to water, air and soil pollution and, in addition, to lessen the Company's environmental costs.

Amongst the most important investments reducing costs in the past year were:

- modernisation of the electrical energy infrastructure and main equipment,
- modernisation, automatisation and exchange of machinery, equipment and production systems in the Ore Enrichment Plants.

As a result of investments aimed at reducing costs, there was a reduction in the consumption of materials, fuels and energy and of maintenance costs.

With respect to IT-related investments in the Company, the following investment tasks were realised:

- the SAP R/3 environment was developed through implementation of new functional areas,
- an IT Infrastructure Management System was realised,
- a license was purchased and the first stage of purchases was completed towards meeting the needs of the Management Information System,
- the first stage of integrating the communications system in KGHM was realised,
- construction was completed of the Data Center building in Lubin.

The main directions of investment activities in the years 2003-2007 are as follows:

- mining of the deposit in currently-licensed areas and outside of these areas through utilisation of modern techniques and technology for minimising operating costs,
- an increase in smelter production to 530 thousand tonnes (assumptions of Company strategy),
- insuring the management and disposal of sulphuric acid,
- minimising the environmental impact of the Company, and
- development of additional sources of revenues.

2.2. EQUITY INVESTMENTS

Equity investments in 2002 amounted to PLN 5 364 thousand. In addition payment was made towards a capital increase of Telefonia Dialog S.A., registered in 2001, in the amount of PLN 100 000 thousand. Activities undertaken within the KGHM Polska Miedź S.A. Capital Group in 2002 were aimed at improving the structure of the Group. Equity investments in this regard represented a reflection of current changes in the structure of the Capital Group. In addition, equity operations were continued connected with the finansing of Telefonia Dialog S.A.

The most important events which occurred within the Capital Group in 2002 are presented below:

<u>Acquisition of shares in the increased share capital of companies</u>

- **„Energetyka" sp. z o.o.**
  On 19 March 2002 an increase in share capital was registered for this company in the amount of PLN **546 thousand.** All shares in the increased share capital were obtained by KGHM Polska Miedź S.A., covered by a contribution in kind valued at PLN 546 thousand and by cash in the amount of PLN 0.1 thousand. The share capital of this company following registration amounts to PLN 63 265 thousand. KGHM Polska Miedź S.A. owns 100% of the shares.
- **Telefonia Dialog S.A.**
  In 2002, KGHM Polska Miedź S.A. made an obligatory payment (PLN 200 000 thousand pursuant to a resolution of the General Meeting dated April 2001) to the share capital of Telefonia Dialog S.A. in the total amount of **PLN 100 000 thousand.** In January and February 2003 further tranches were paid, transferring in total **PLN 20 000 thousand.** As at the date of preparation of this report an amount of PLN 80 000 thousand remained to be paid towards the increase in capital.

<u>Reductions in share capital</u>

- **KGHM Metraco sp. z o.o.**
  On 24 April 2002 the General Meeting of KGHM Metraco Sp. z o.o. passed a resolution on reducing the capital of the company by **PLN 200 thousand** through the retirement of 400 shares having a nominal

value of PLN 500 each, and belonging to minority shareholders. Compensation for these retired shares is equal to the book value of these shares as at 31 December 2001. These changes were registered on 15 October 2002, as a result of which the share of KGHM Polska Miedź S.A. in the share capital of this company increased from 91.75% to 98.96%.

- **DSI S.A.**
  On 16 July 2002 a decrease in share capital was registered for this company of **PLN 1 584 thousand**. The capital was decreased through a reduction in the nominal per share value from PLN 100 to PLN 99. This reduction was made in order to recover real estate by the shareholder - KGHM Polska Miedź S.A. Claims by the shareholder will be met by the transferance of real estate together with supplementary cash to KGHM Polska Miedź S.A.

Other equity investments

In 2002 KGHM Polska Miedź S.A. obtained shares in the AIG Emerging Europe Infrastrukture Fund for a total amount of PLN 4 818 thousand. This investment is the result of KGHM Polska Miedź S.A. joining this fund in 2000 and committing itself to obtain shares in the amount of USD 25 000 thousand. As at 31 December 2002 the total value invested in this Fund is PLN 29 668 thousand.

The sale of shares

- **Cuprum Bank S.A.**
  On 26 March 2002 there was a transfer by KGHM Polska Miedź S.A. of ownership rights to 5 234 shares of Cuprum Bank S.A., having a nominal value of PLN 1 000 each, to Dominet Spółka Akcyjna with its registered head office in Piaseczno. These shares were sold based on a sales agreement signed on 18 September 2001. The assets sold represented 26.2% of the share capital of Cuprum Bank S.A. and granted the right to 29.3% of the votes at the General Meeting. The book value of these shares in the accounts of KGHM Polska Miedź S.A. was PLN 5 234 thousand. The total value of this transaction for the sale of shares was **PLN 7 599 thousand.** Following this transaction KGHM Polska Miedź S.A. owns no shares of Cuprum Bank S.A.

- **Dolnośląska Spółka Inwestycyjna S.A.**
  On 26 July 2002 KGHM Polska Miedź S.A. sold 357 143 shares of DSI S.A. altogether representing 22.54% of the share capital of DSI S.A. The book value of these shares in the accounts of KGHM Polska Miedź S.A. amounted to PLN 30 188 thousand. The value of this transaction for the sale of shares was **PLN 30 000 thousand.** These shares were acquired by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A.

- **PEW „AQUAKONRAD" SA in liquidation**
  On 26 July 2002 KGHM Polska Miedź S.A. sold 1 884 478 shares of PEW „AQUAKONRAD" SA in liquidation, having a nominal value of PLN 42 each. The assets sold represented 90.40% of the share capital of PEW „AQUAKONRAD" SA in liquidation. The book value of these shares in the accounts of KGHM Polska Miedź S.A. was PLN 742 thousand. The value of this transaction for the sale of shares was **PLN 19 thousand**. These shares were purchased by KGHM Metale S.A. – a subsidiary of KGHM Polska Miedź S.A.

  The sales transactions for the shares of DSI S.A. and PEW „AQUAKONRAD" SA were executed through the brokerage Biuro Maklerskie BGŻ S.A.

- **PTE Epoka S.A. in liquidation**
  On 31 December 2002 KGHM Polska Miedź S.A. sold 4 450 shares of the pension fund Powszechne Towarzystwo Emerytalne Epoka S.A. in liquidation to the subsidiary KGHM Metale S.A. The nominal value of these shares was PLN 4 450 thousand and represented 5.8% of the share capital of PTE Epoka S.A. The value of this transaction was equal to the book value of these shares as at 31 December 2002 and amounts to **PLN 1 399 thousand.**

Dividends received

KGHM Polska Miedź S.A. received a total of PLN 4 623 thousand in dividends in 2002, of which from:

- CBJ sp. z o.o.PLN 1 026 thousand,
- POL-MIEDŹ TRANS spółka z o.o.PLN 2 783 thousand,
- FOSROC-KSANTE sp. z o.o.PLN 814 thousand
  (of which PLN 224 thousand received as a prepayment on dividends for the year 2002).

Repayable increases in capital

In August 2002 KGHM Polska Miedź S.A. granted a repayable increase to the share capital of „Energetyka" sp. z o.o. in the amount of PLN 1 084 thousand.

Return of repayable increase

In June 2002 KGHM Polska Miedź S.A. received PLN 5 000 thousand from POL-MIEDŹ TRANS sp. z o.o. as a return on a repayable increase to capital.

Other forms of financing Capital Group companies

In 2002 KGHM Polska Miedź S.A. acquired bonds issued by Telefonia Dialog S.A. in the amount of USD 43 500 thousand (which as at 31 December 2002 represented the equivalent of PLN 163 647 thousand), and also rolled over the bonds of Telefonia Dialog S.A. in the amount of PLN 1 209 000 thousand. The total value of these transactions was 1 372 647 thousand.

The equity commitments of the Company as at 31 December 2002 are presented in the table below:

Chart 5. Capital Group structure as at 31 December 2002


Equity interests of KGHM Polska Miedź S.A.
KGHM Polish Copper Ltd 100%
KGHM Kupferhandelsges. m.b.H. 100%
POL-MIEDŹ TRANS Sp. z o.o. 100%
CBPM CUPRUM Sp. z o.o. 100%
Energetyka Sp. z o.o. 100%
K.G.H.M. CONGO s.p.r.l. 100%
Telefonia DIALOG S.A. 100%
CBJ Sp. z o.o. 100%
MIEDZIOWE CENTRUM ZDROWIA S.A. 100%
KGHM Metraco Sp. z o.o. 99%
TUW-CUPRUM 93%
FOSROC KSANTE Sp. z o.o. 30%
Polkomtel S.A. 19.6%
PTR S.A. 12%
Dolnośląska Spółka Inwestycyjna S.A. 77%
PeBeKa S.A. 100%
INOVA Centrum Innowacji Technicznych Sp. z o.o. 100%
ZM LEGMET Sp. z o.o. 100%
Zakład Wyrobów Gumowych Sp. z o.o. 100%
DFM ZANAM Sp. z o.o. 100%
INTERFERIE Sp. z o.o. 100%
KWARCE S.A. 99%
DKE Sp. z o.o. 50%
AGREA-LUBIN S.A. in organisation 49%
NATUROPAK Sp. z o.o. in liquidation 28%
Zakład Usług Wielobranżowych Sp. z o.o. 19%
DOL-EKO organizacja odzysku S.A. 19%
Fundusz Inwestycji Kapitałowych KGHM Metale S.A. 100%
HEFRA S.A. 90%
AQUAKONRAD S.A. in liquidation 90%
Polskie Centrum Promocji Miedzi S.A. 65%
Walcownia Metali Nieżelaznych Sp. z o.o. 64%
PHP MERCUS Sp. z o.o. 46%
Walcownia Metali ŁABĘDY S.A. 34%
Dolnośląska Spółka Inwestycyjna S.A. 23%
TELEWIZJA FAMILIJNA S.A. 12%
PTE EPOKA S.A. in liquidation 6%
HUTA GLIWICE S.A. <1%

2.3. ENVIRONMENTAL PROTECTION

Company activities for environmental protection

In 2002 activities were continued aimed at protecting the environment. Total expenditures on environmental protection by KGHM Polska Miedź S.A. amounted to PLN 22 538 thousand. In addition a broad range of actions were taken closely connected to environmental protection, which are classified as either development-related activities or as activities aimed at maintaining production levels. In 2002 PLN 51 098 thousand was spent in this regard.

Environmental fees

Total environmental fees paid by the Divisions of KGHM in 2002 amounted to PLN 65 820 thousand, of which PLN 47 574 thousand went towards the storage of tailings and PLN 9 821 thousand for emissions of treated water into the Odra river by the tailings pond „Żelazny Most". In 2001 total environmental fees amounted to PLN 65 272 thousand, meaning a minor increase of only 0.8% in relation to the prior year, alongside an average increase in rates of 5.1%.

This smaller increase in environmental fees paid by KGHM Polska Miedź S.A. is due to a slightly greater use of tailings waste, as well as to a reduction in unit fees for the intake of water.

Environmental protection – legal aspect

As regards environmental protection, KGHM Polska Miedź S.A. possesses a regulated legal status.
The necessity is rapidly approaching to obtain permission for expansion of the tailings pond „Żelazny Most". At the end of 1999 the Hydrotechnical Division formally requested the municipal authorities of the Rudna Municipality (Gmina) to take a decision as regards conditions for the development and management of the terrain of the proposed expansion. Proceedings are currently underway on alterations to the territorial management plan of the Rudna Municipality. In 2003, pursuant to current law, the Supreme Administrative Court is expected to hold hearings as regards protests and concerns which have been put forward respecting this plan.

The Głogów smelter, as one of several such industrial facilities in Poland, is participating in a pilot program (both domestically and in the European Union), whose objective is to obtain an integrated environmental protection permit. Although the plan envisaged this permit being obtained in mid-2002, the lack of necessary legislation prevented the granting of this document.

Plans

Currently it may be asserted that KGHM Polska Miedź S.A. has already achieved its target level of environmental protection as respects technical development and environmental emissions. Consequently there are no more significant changes planned, as confirmed by the stable level of emissions and environmental fees over the last several years.

In the future it will be necessary to make repairs to, and to modernise, existing machinery, as well as to continue activities aimed at reducing the environmental impact of the tailings pond „Żelazny Most" as respects its expansion, including the introduction of new tailings management techniques.

The main ecologically-oriented investment tasks to be realised in coming years are, among others:

- expansion of the „Żelazny Most" tailings pond and continuation of activities to limit its impact on the environment,
- completion of modernisation of the lead section in the Głogów smelter,
- on-going modernisation of the sulphuric acid plants in the smelters,
- building of a facility for cleaning gases from the anode furnaces in the Głogów and Legnica smelters,
- building of a fifth settlement tank for sewerage wastes in the Głogów smelter, and
- the management of waste, especially that of smelter slag.

2.4. RESEARCH AND DEVELOPMENT

In 2002 R&D activities in KGHM Polska Miedź SA concentrated on projects aimed at the following:

- reducing production costs,
- developing new sources of additional revenues, and
- minimising environmental impact through the implementation of best available technology.

R&D work, as in prior years, was financed by the Company's own funds, with financial support by the Scientific Research Committee (KBN) in the realisation of several important projects. In 2002 R&D expenditures in KGHM Polska Miedź SA amounted to PLN 9 428 thousand.

Table 11. Expenditures on R&D

'000 PLN

	2000	2001	**2002**	2001=100%
Mining	11 964	8 795	**7 255**	82.5
Smelting	3 271	1 876	**2 173**	115.8
Total	15 235	10 671	**9 428**	88.4

Main projects realised in the area of mining:

- work related to a complex solution to the problem of evaluating the impact of vibrations caused by rock tremors on the surface environment,
- work related to optimising mine drifts in order to exploit metals appearing together with copper in the ore,
- work related to the mechanisation of blasting,
- work on implentation of a system for controlling profitability and planning costs as regards the mins and ore enrichment plants,
- improving methods used in the mines to prevent rock bursts and collapses, and searching for new solutions,
- seeking new methods and processing technology enabling an increase in copper and precious metals recovery during the enrichment processes, and
- continuation of work related to the storage of tailings wastes at the „Żelazny Most" tailings pond and on limiting its negative effect on the environment.

Main projects realised in the area of smelting:

- modernisation of lead production technology (project co-financed by KBN),
- modernisation of copper cathode production technology,
- the testing of technology developed for the processing of oxygenated cobalt-copper ore into a finished product - tests are at the pilot stage,
- determining the level of gas/dust emmissions from the anode furnaces,
- testing the behavior of cobalt through selective concentrate smelting at the Lubin mine, and
- removing mercury from the Solinox installation.

The main directions in mining in 2003 will comprise:

- Reducing production costs, to include:
  a) optimising deposit management,
  b) seeking more effective ways to exploit the deposit and to organise labor,
  c) development of a model for merging the mines,
  d) searching for new methods and processing technology enabling an increase in the recovery of copper and precious metals during the enrichment processes, and
  e) searching for ways for managing tailings.

- Developing new sources of additional revenues, to include:
  a) continuation of the research program for the exploitation of deposits deeper than 1 100 m,
  b) researching the possibility of developing other domestic copper deposits,
  c) evaluating the possibility of exploiting associated and other metals in copper ore in newly-accessed areas, and
  d) managing the rock salt deposit.
- minimising environmental impact through the implementation of best available technology, to include:
  a) improving methods to prevent rock bursts and collapses,
  b) improving safety and working conditions,
  c) reducing the impact of mining on the surface terrain, and
  d) work related to environmental protection, and to the management of waste and of products not easily disposed of.

Research and Development work planned in smelting in 2003 will be aimed at:

- Reducing production costs:
  a) intensification of copper cathode production,
  b) optimising the parameters of the production process,
  c) optimising the production of crude lead, and
  d) altering the flow of concentrates in KGHM.
- Developing new sources of additional revenues:
  a) developing technology and plans for the production of gypsum in the process of neutralising acid waste, and
  b) researching the possibility of applying hydrometallurgical technology.
- minimising environmental impact:
  a) developing methods for limiting mercury and arsenic content in materials arising from the copper smelters,
  b) limiting the level of contaminants in waste emitted from the smelters,
  c) researching and optimising dust/gas emissions from smelter units, and
  d) research into the use of crushed material from de-copperised slag for the production of road-building concrete.

Research and Development work co-financed by European Union funds

In 2002 KGHM Polska Miedź S.A. continued to co-ordinate international R&D projects co-financed as part of the EU Framework Program 5 funds. The authorised executor of this work was CBPM CUPRUM Sp. z o.o. in Wrocław.

Also in 2002 KGHM Polska Miedź S.A., together with CBPM CUPRUM Sp. z o.o., developed R&D working proposals with respect to copper mining, waste management and environmental protection, which from the point of view of the Polish copper industry could be realised within the new EU Framework Program 6.

If these proposed projects are approved by the European Commission, work could begin together with associated financing in the first half of 2004. KGHM Polska Miedź S.A. will participate in these projects as an industrial partner.

In 2002 KGHM Polska Miedź S.A. initiated an agreement on co-operation between the Minister of the Environment and the Polish Ecobisiness Club for the support and promotion of pro-environmental enterprise. This represented a step towards realisation by the Company of 12 regional development projects related to environmental protection in Lower Silesia. It was established that financing of these projects will be based on funding from the European Union, including the Unity Fund and the Structural Fund, and from funds supplied by the participating entities. Private funds will also be used in some projects, as part of the so-called public-private partnership.

As the Company may not make direct use of EU assistance funds, since most of these are sent directly to local municipal authorities, participation by the Company in such enterprises is only possible through consortiums with local authorities.

The total cost of investment in these 12 projects is estimated at EUR 2 467 mln. A contribution of appx. 30% of the value of the investment is required for realisation of these projects.

3. FINANCIAL STATEMENTS AND ANALYSIS

3.1. BALANCE SHEET: ASSETS

Total assets increased in relation to their amount at end-2001 by PLN 415 711 thousand.

Table 12. Changes in assets and their structure as at end of period

'000 PLN

	2001	**2002**	Share (%)	2001=100% (%)
Fixed assets	4 979 263	**6 439 830**	79.0	129.3
Intangible assets	14 071	**18 097**	0.2	128.6
Tangible fixed assets	2 957 067	**3 014 129**	37.0	101.9
Long term debtors	2 336	**48 016**	0.6	x
Long term investments	1 838 258	**3 167 556**	38.8	172.3
Long term prepayments	167 531	**192 032**	2.4	114.6
Current assets	2 760 098	**1 715 242**	21.0	62.1
Inventory	925 542	**846 855**	10.4	91.5
Short term debtors	476 681	**585 971**	7.2	122.9
Short term investments	1 352 096	**277 790**	3.4	20.5
Short term prepayments	5 779	**4 626**	0.1	80.0
Total assets	7 739 361	**8 155 072**	100.0	105.4

The largest changes relate to long- and short term investment. Changes in these balance sheet items are the result of reclassification of the bonds of Telefonia Dialog S.A. from short term to long term. The debt securities of this company (PLN 1 372 647 thousand based on valuation on 31 December 2002) represent, aside from shares, the main item in long term investments. In 2002 the Company obtained additional bond tranches having a total value of USD 43 500 thousand.

In 2002 KGHM Polska Miedź S.A. obtained shares in the increased share capital of the company Energetyka Sp. z o.o. through the transfer of a contribution in kind (PLN 546 thousand) and payment of a small amount of cash. During this same period the Company disposed of some shares of DSI S.A. (PLN 30 188 thousand - being their book value in KGHM) as well as shares of other companies: Cuprum Bank S.A. (PLN 5 234 thousand), PEW Aquakonrad S.A. in liquidation (PLN 742 thousand) and PTE Epoka S.A. in liquidation (PLN 1 399 thousand). As a result of the disposal of these shares the value of the portfolio of shares was reduced.

The amount of the long term loan granted to Polkomtel S.A. remained unchanged and in both years amounted to PLN 98 050 thousand.

The increase in the value of tangible fixed assets was a result of the investment program. Expenditures in 2002 on the purchase and construction of tangible fixed assets amounted to PLN 359 952 thousand, and exceeded depreciation costs by PLN 58 531 thousand.
In comparison to their level at the end of 2001 long term debtors rose significantly. This increase is due to the reclassification of debtors due to payments to capital granted to Capital Group companies from short term to long term.
The main item in prepayments, as in 2001, was the deferred income tax asset. The change in this item led to a nearly 15-percent increase in prepayments.
In comparison to 2001 short term debtors increased by PLN 109 290 thousand, mainly due to trade debtors and to debtors due to taxation, donations and customs.
The decrease in the value of inventory must be viewed as positive. Decisive factors in this regard were the volume of anode copper (lower by over 19 thousand tonnes) and of electrolytic copper and wire rod (a total fall of 6 thousand tonnes). Besides this reduction in volume, the value of inventory was also impacted by a lower unit copper production cost than the year before, representing the basis for the valuation of semi-product and copper product inventories.

The change in asset effectiveness ratios in 2002 was mainly the result of reclassification of the bonds of Telefonia Dialog S.A. The assets turnover ratio shows an improvement in assets management.
The degree to which assets were utilised effectively by the Company is demonstrated by the following ratios:

Table 13. Asset effectiveness ratios

	2001	**2002**
Assets turnover ratio	0.5	**0.6**
Fixed assets turnover ratio	0.9	**0.7**
Current assets turnover ratio	1.5	**2.6**
Liquid assets turnover ratio	8.9	**6.4**

(ratios calculated based on end-of-year balances)

3.2. Balance sheet: Shareholders' Funds and Liabilities

In 2002 there was a change in the structure of shareholders' funds and liabilities, as shown by the greater role than in 2001 of shareholders' funds.

Table 14. Sources of financing of assets and their structure, as at end of period

'000 PLN

	2001	**2002**	Share (%)	2001=100% (%)
Shareholders' funds	3 623 078	**4 010 925**	49.2	110.7
Share capital	2 000 000	**2 000 000**	24.5	100.0
Reserve capital	1 182 675	**998 829**	12.2	84.5
Revaluation reserve capital	704 126	**821 939**	10.1	116.7
Retained profit (uncovered loss) from prior years	17 780	**(64 389)**	(0.8)	x
Net profit (loss)	(281 503)	**254 546**	3.1	x
Liabilities and provisions for liabilities	4 116 283	**4 144 147**	50.8	100.7
Provisions for liabilities	1 250 685	**1 354 599**	16.6	108.3
Long term liabilities	120 918	**1 206 122**	14.8	×10.0
Short term liabilities	2 698 840	**1 439 125**	17.6	53.3
Accruals and deferred income	45 840	**144 301**	1.8	×3.1
Total shareholders' funds and liabilities	7 739 361	**8 155 072**	100.0	105.4

The increase over the year of shareholders' funds by PLN 387 847 thousand is mainly the result of the net profit achieved in 2002.

In accordance with a resolution of the General Meeting the loss for 2001 was covered by reserve capital.

The loss from prior years is mainly the result of changes in the principles for creating provisions for mine closure costs.

The main items in provisions are the provision for future employee benefits of PLN 660 551 thousand, the provision for mine closure costs of PLN 373 409 thousand and the provision for deferred income tax of PLN 196 940 thousand. The remaining provisions mainly relate to potential State budget liabilities and to contested issues.

The year also saw a change in the structure of liabilities. In 2002 the Company drew on credit organised by ABN AMRO BANK N.V. and JP Morgan PLC. The funds obtained were used for the financing of syndicated credit dated 21 December 2000. In addition on the basis of an annex signed to the credit agreement dated 19 December 2001 the interest conditions were changed as well as the nature of the credit organised by the banks Powszechna Kasa Oszczędności Bank Polski S.A. and Bank Polska Kasa Opieki S.A. As a result of extension of the maturity date to 31 January 2004 there was an increase in long term liabilities and a reduction in short term liabilities.

The total amount of liabilities relative to the end of 2001 is lower by PLN 174 511 thousand.

Changes in the structure of liabilities impacted some of the assets financing ratios.

Table 15. Assets financing ratios

	2001	**2002**
Level of assets coverage by equity	0.5	**0.5**
Level of fixed assets coverage by equity	0.7	**0.6**
Level of fixed assets coverage by long term capital	1.0	**1.0**
Level of current assets coverage by short term liabilities	1.0	**0.8**

(ratios calculated based on year-end balances)

3.3. ACHIEVEMENT OF FORECAST FINANCIAL RESULTS

The Company published a forecast of financial results for 2002 on 8 February 2002, later amended on 11 October 2002. This verified forecast was based on higher copper and silver production, lower costs of electrolytic copper production and on a higher-than-planned financial result. The scope of forecast results and assumptions is detailed below:

Table 16. Realisation of Company forecasts in 2002

	Plan for 2002*	Plan for 2002**	**Execution in 2002**
Revenues from sales (PLN mln)	4 254	4 568	**4 488**
Net profit (PLN mln)	52	141	**255**
Average annual Cu prices (USD/t)	1 580	1 542	**1 558**
Average annual Ag prices (USD/kg)	140	148	**148**
USD exchange rate (PLN/USD)	4.1500	4.1200	**4.0811**
Copper cathode production (t)	488 500	509 000	**508 674**
Silver production (t)	1 130	1 170	**1 192**
Unit costs of electrolytic copper production (USD/t)	1 558	1 560	**1 545**

* *published in a current report dated 8 February 2002*

** *published in a current report dated 11 October 2002*

Decisive impact on this over-80% increase in net profit in relation to the forecast published in October was primarily due to hedging transactions, lower production costs and to higher copper prices.

In addition, the results of the Company were also impacted by decisions related to factors and events of an unusual character which were recognised in the accounts of 2002. Details of these decisions are presented below:

Table 17. Factors and unusual events impacting the financial results of the Company

'000 PLN

Provisions created or increased for future expenses and liabilities, due to:	
♦ revaluation of provisions for future employee benefits – retirement/disability rights, jubilee awards and coal equivalent payments paid after the period of employment (excess of provisions created over released)	20 361
♦ future liabilities for gaining permission to expand the tailings pond	20 658
♦ potential liabilities towards the State budget together with sanctions and interest after tax authority audits for the years 2000 and 2001	13 767
♦ future costs of liquidating and securing of closed-down KONRAD mine facilities	3 158
♦ liabilities due to increased mining fees, after the NSA overturned a decision of the Environment Minister. Upon receiving this decision current costs were increased in the amount of PLN 7 928 thousand, while a prior provision created in this amount was released.	15 408
♦ liabilities due to application of R&D projects	3 071
♦ other provisions	5 808
Release of provisions, due to:	
♦ future mine closure costs. During the current period changes were made in the principles of creating provisions to adapt them to IAS 16. The financial effects of methodological changes relating to prior years were charged to retained profit in the amount of PLN 98 218 thousand. The result of revaluation for the current period increased the result of the current period.	30 104
♦ real estate tax together with interest calculated on facilities located in protective zone	11 902
♦ other provisions after revaluation of estimates or cessation of cause for which provisions were created	6 843
Valuation of long- and short term financial assets:	
♦ reduction in value of shares of a subsidiary due to permanent diminution in value	9 500
♦ reduction in value of shares of AIG Emerging Europe Infrastructure, as a result of revaluation of the investment in this fund to fair value	898
♦ result of revaluation of derivative instruments to fair value (excess of income over costs)	32 064
Write-offs revaluing debtors and tangible assets:	
♦ State budget debtors due to taxes paid together with interest after a Treasury audit for 2000	16 022
♦ other bad debtors together with interest	17 863
♦ inventories of by-products and materials to net market prices	3 381
♦ tangible investments, in that part without economic effect	1 625
Write-off of other liabilities payable to Colmet International due to purchase in prior years of mining rights to cobalt-copper ore in Congo	**23 747**
Decrease in depreciation related to application of new depreciation rates	**25 826**
Adjustment of real estate tax (refund) calculated in prior years on underground structures	**56 467**
Payment of a special bonus for production results (amount with charges)	**80 525**
Recognition as off-balance sheet items of contested additional VAT together with penalties, imposed after a tax authority audit for the years 2000 and 2001, and claimed by the Company as being unjustified	**76 870**

Unit electrolytic copper production cost

The financial result is heavily impacted by the costs of electrolytic copper production in the Company. The level of these costs in the years 2000 – 2002 is shown in the following table:

Table 18. Unit electrolytic copper production costs

	Unit	2000	2001	**2002**	2001=100%
Total unit copper production cost	PLN/t	6 156	6 328	**6 305**	99.6
	USD/t	1 417	1 544	**1 545**	100.1
	USc/lb	64.27	70.04	**70.08**	100.1
of which: cash cost* of copper production	PLN/t	5 433	5 791	**5 832**	100.7
	USD/t	1 250	1 413	**1 429**	101.1
	USc/lb	56.70	64.09	**64.82**	101.1
USD exchange rate	PLN/USD	4.3455	4.0978	**4.0811**	99.6

** Cash cost - total cost minus depreciation*

The total unit cost of copper production expressed in PLN fell by 0.4 %, alongside an average annual rate of inflation of 1.9%. In restated conditions (after reflecting release of the provision for the profit bonus for 2001) the unit cost of electrolytic copper production in 2002 was lower by appx. 3%.

The most important factors impacting on the change in the unit cost in 2002 are presented below:

- **Factors increasing costs, of which:**

a. creation of a provision for employee bonus for profit earned in 2002
b. payment of a special bonus for production results,
c. a lower valuation of anode slimes containing silver and gold, due et al. to changes in the valuation method,
d. an increase in mining fees due to changes in the Law on Geology and Mining.

- **Factors decreasing costs, of which:**

a. an increase in electrolytic copper production
b. a decrease in external services
c. depreciation adjustment related to application of fixed assets depreciation rates to their anticipated period of utility,
d. a decrease in value of copper-bearing slimes used in the smelter processing stage due to a quantitative decrease in consumption and of purchase prices,
e. a decrease in the tax on real estate in mines related to a ruling of the NSA.

3.4. PROFIT AND LOSS ACCOUNT

Basic elements of the profit and loss account in the years 2000-2002 are presented below:

Table 19. Basic elements of the profit and loss account

'000 PLN

	2000	2001	**2002**	2001=100%
Revenues from the sale of products, goods and materials	4 982 763	4 240 797	**4 488 301**	105.8
Operating costs	4 041 621	4 046 933	**4 336 245**	107.1
Profit (loss) from sales	941 142	193 864	**152 056**	78.4
Other operating income	67 402	26 850	**148 582**	×5.5
Other operating costs	180 264	302 848	**168 744**	55.7
Operating profit (loss)	828 280	(82 134)	**131 894**	x
Financial income	716 290	167 405	**509 316**	×3.0
Financial costs	749 172	328 092	**331 105**	100.9
Profit (loss) before extraordinary items and taxation	795 398	(242 821)	**310 105**	x
Extraordinary gains	2 209	51	**4**	7.8
Extraordinary losses	2 517	221	**29**	13.1
Profit (loss) before taxation	795 090	(242 991)	**310 080**	x
Taxation	177 123	38 512	**56 014**	145.4
Other obligatory deductions from profit	-	-	**(480)**	x
Net profit (loss)	617 967	(281 503)	**254 546**	x

In 2002 the Company earned:

- a profit from sales of PLN 152 056 thousand,
- a loss on other operating activities of PLN 20 162 thousand,
- a profit on financial activities of PLN 178 211 thousand.

In comparison to 2001 the following factors had a decisive impact on profit from sales:

- a fall in copper prices
- an increase in silver prices,
- strengthening of PLN in relation to USD,
- an increase in the sales volume of copper and silver,
- a slight fall in the unit production cost expressed in PLN.

Table 20. Basic factors affecting the result from sales of KGHM Polska Miedź S.A.

	2000	2001	**2002**	2001=100%
Sale of copper and copper products (t)	480 757	491 170	**534 594**	108.8
Silver sales (kg)	1 108 718	1 145 354	**1 197 745**	104.6
Average copper price on LME (USD/t)	1 814	1 578	**1 558**	98.7
Average silver price on LBM (USD/kg)	159	141	**148**	105.0
Average exchange rate per NBP (PLN/USD)	4.3455	4.0978	**4.0811**	99.6
Unit copper production cost (USD/t)	1 417	1 544	**1 545**	100.1
Unit copper production cost (PLN/t)	6 156	6 328	**6 305**	99.6

In 2002 nearly 96.0% of the revenues from sales of KGHM Polska Miedź S.A. were generated by the basic products of the Company, i.e. copper and silver. Revenues from the sales of products in the financial year were higher by PLN 257 117 thousand, or by more than 6.1 % in relation to the prior year. This was due to a fall in copper prices by 1.3 % and in the USD exchange rate by 0.4 % and to an increase in silver prices by 5.0 %, and also to an increase in the sales volume: copper by 8.8%, silver by 4.6%.

The loss in other operating activities of PLN 20 162 thousand was impacted by:	PLN '000
♦ Provisions released and created, of which for:	(58 031)
– future employee benefits (jubilee awards, retirement/disability rights, coal equivalent payments)	(20 361)
– obtaining a permit for expanding the tailings pond	(20 658)
– State and other liabilities	(13 854)
– future mine closure costs	(3 158)
♦ donations	(2 647)
♦ write-offs of liabilities	23 911
♦ write-offs revaluing assets due to permanent diminution of market value or of utility	(27 688)
♦ adjustment to taxation on real estate from prior years	56 467
♦ other	(12 174)

Financial activities showed a profit of PLN 178 211 thousand, which was impacted by:	PLN '000
♦ profit from the disposal of investments	122 974
♦ interest received and paid	58 018
♦ revaluation of provision for mine closure	30 104
♦ write-offs revaluing investments	21 635
♦ adjustment of interest accounted for in 2001	(17 665)
♦ exchange rate differences	(17 108)
♦ bank fees	(13 526)
♦ write-offs revaluing debtors from financial operations	(11 470)
♦ dividends received	4 623
♦ other	626

The relatively high profit on financial activities (PLN 178 211 thousand) is mainly due to the favorable results achieved by the Company with respect to the hedging of copper and silver prices and of currency exchange rates.

In 2002 the Company achieved a profit on the sale of investments in the amount of PLN 122 974 thousand, of which:

- profit due to realised hedging transactions: + PLN 128 524 thousand,
- loss due to rollover of the bonds of Telefonia Dialog S.A. of (PLN 11 098 thousand) as a result of calculating the value of bonds based on the actual foreign exchange rate, and
- profit from the disposal of other short- and long term securities +PLN 5 548 thousand.

With respect to unsettled transactions, the Company recognised positive changes due to revaluation of derivative instruments in the financial result of the Company in the amount of PLN 146 402 thousand (of which over 82 % from the valuation of currency transactions), and negative changes in the amount of PLN 114 338 thousand (a profit of PLN 32 064 thousand).

Based upon the principle in which the effective part of the result of valuation of derivative transactions during the period in which said transactions represent a hedge of cash flows are transferred to shareholders' funds, the following amounts representing hedges of risk, as at the balance sheet date, were transferred to shareholders' funds (revaluation reserve capital):

- copper and silver prices PLN 19 925 thousand,
- USD exchange rate PLN 115 633 thousand,
- exchange rate for foreign-denominated loans PLN 30 549 thousand.

The profit before taxation was charged by income tax in the amount of PLN 56 014 thousand. The tax on income, calculated at a rate of 28 % of the taxable base, amounted to PLN 45 639 thousand and was increased by PLN 15 476 thousand due to deferred income tax and reduced by PLN 5 101 thousand, i.e. by additional taxation and by adjustment of a prior tax declaration.

In accordance with the requirements of the tax law, the basis for taxation (taxable base) was established by the adjustment of profit before taxation („+" being an increase, „-" being a decrease in the taxable base):

Table 21. Adjustment to profit before taxation by the change in taxable base

	'000PLN
Profit before taxation	310 080
Adjustment of revenues, of which:	(346 232)
- increase (including for premium received on hedging transactions)	302 278
- decrease (including accrued income from forward transactions, positive exchange rate differences, interest accrued or not received, and release of provisions)	(648 510)
Adjustment of costs, of which:	200 698
- increase (including adjustment for tax depreciation costs, release of provision for annual employee bonus, premium received on derivative instruments,utilised non-tax deductible provisions and costs recovered from permanent diminution in value)	(442 718)
- decrease by non-tax deductible expenses (including for created provisions, depreciation of fixed assets subject to investment relief, negative exchange rate differences and accrued financial costs of forward transactions)	643 416
Other adjustments (including donations, internal interest and loss of right to relief)	(1 549)
Taxable income	162 997

Contested tax issues

In 2002, due to contested tax issues with the State budget, the Company received a refund on overpaid tax together with interest in the amount of PLN 38 107 thousand.

This amount increased the net profit of the Company for the financial year, and was related to advantageous resolutions of contested tax issues by bodies of appeal and by the Supreme Administrative Court respecting corporate income tax, VAT, the tax on pay rises over the norm and payment from profit by State-owned, joint stock companies.

From the total amount of PLN 38 107 thousand refunded to the Company in 2002 by tax bodies, PLN 11 954 thousand related to an overpayment of taxes in arrears resulting from the overturned decisions of tax bodies, while PLN 26 153 thousand represented interest.

Eight contested tax issues are still being appealed before the NSA, related to:
- corporate income tax for the years 1998 and 1999,
- VAT for the years 1998 and 1999,
- individual income tax for 2000,
- payment from profit by a State-owned, joint stock company for the years 1996 and 1997, and
- refusal on refund of income tax overpayment for 1993,

for a total amount of claims arising from those submitted of PLN 44 mln.

These issues being contested before the Supreme Administrative Court do not represent potential liabilities for the Company with respect to any payment of overdue taxation arising from the decisions being appealed. Advantageous resolutions of these issues by the courts would result in a refund of the taxes in arrears together with interest due.

Under appeal by the Treasury Office is additional taxation for the year 2000. A decision by the Tax Control Office from March 2002 was overturned by an appeals court; a ruling regarding the appeal of another decision from September 2002 is expected by the end of March 2003.

In 2002 the revenues of the Company and its financial result were impacted by revenues accounted for from overpayment of local taxes related to the taxation of underground mining works. An advantageous ruling by the Supreme Administrative Court for KGHM Polskiej Miedzi S.A. excluding these underground mining works from the real estate tax on underground mining works and confirmation of an overpayment by local authorities increased revenues by PLN 60 954 thousand.

Proceedings before a court, a body appropriate for arbitration or a body of public administration

The total value of proceedings related to the liabilities and debtors of KGHM Polska Miedź S.A. as at 31 December 2002 amounted to PLN 136 113 thousand, including debtors of PLN 115 835 thousand and liabilities of PLN 20 278 thousand.

The largest proceedings as at 31 December 2002 related to debtors are appeals of the decisions of tax bodies, which are being heard by the NSA or are being appealed before tax appeals bodies. Among the most significant proceedings in this group are:

- Preceedings related to debtors, being under appeal at the Legnica branch of the Treasury Office, and related to additional VAT liabilities for specific months of 2000 in the amount of PLN 25 253 thousand. This amount is the result of financial instruments sold being treated by the Legnica branch of the Treasury Control Office as exempted sales. Due to the fact that the law on VAT and on excise tax, under the wording in force in 2000, did not include the said financial instruments as an item subject to taxation, the Company submitted an appeal to the 12 decisions passed by the Director of the Treasury Control Office to the Treasury Office in Legnica. It is highly probable that the additional amount of VAT will be refunded to the Company.
- Preceedings in the group of debtors, having been appealed to the Supreme Administrative Court, relate to contested provisions concerning the payment from profit for 1996 in the amount of PLN 23 729 thousand.
  Pursuant to a suggestion by the Advisor to the Treasury Minister for Privatisation, KGHM Polska Miedź S.A. created in 1996 a provision for liabilities related to future mine closure costs and a provision for tax liabilities.
  As a result of a tax audit in 1996 the tax authorities accused the Company of unjustifiably lowering the profit before taxation, and therefore of lowering the amount of payment from net profit. On 22 October 2002 KGHM Polska Miedź S.A. appealed this final decision of the Treasury Office in Legnica to the Supreme Administrative Court.

The largest on-going proceedings related to the liabilities of the Company as at 31 December 2002 are as follows:

- Court preceedings begun on 4 March 2002 (through the renewal of suspended proceedings) in the case of TKW COMBUSTION Spółka z o. o. in Główno against the KGHM Polska Miedź S.A. Division HM Głogów. The subject of this dispute is the license fee for the use of a R&D project, in the amount of PLN 4 600 thousand. By a ruling dated 11 September 2002 of the Regional Court in Świdnica, TKW COMBUSTION was awarded the above amount. The Division appealed this decision, but the case had not yet been heard as at the date of preparation of this report.
- Court preceedings begun on 9 May 2002 by the Section VI (Economic) of the Regional Court in Legnica in the case of the firm KING & KING Sp. z o. o. with its registered head office in Warsaw against KGHM Polska Miedź S.A., for payment of a second compensatory installment of PLN 3 124 thousand due to execution of an agreement entered into on 9 August 2000, whose subject, in particular, was the regulation of all disputed issues related to the investment of the Company in Congo. KGHM Polska Miedź S.A. holds the position that KING & KING Sp. z o.o. failed to meet its obligations, as a result of which the case is ungrounded.

3.5. LIQUIDITY

Financial resources

The Structure of Company cash and cash equivalents is shown in the table below:

Table 22. Structure of Company cash and cash equivalents as at end of period

'000 PLN

	2000	2001	**2002**	2001=100%
Cash on hand and in bank deposits	8 309	5 997	**22 109**	×3.7
Other cash and cash equivalents	166	-	-	-
Other cash assets, of which:	15 571	39 066	**96 362**	×2.5
- cash assets payable up to 3 months	15 571	37 498	**92 907**	×2.5
- interest on cash assets payable up to 3 months	-	1 568	**3 455**	×2.2
Total	24 046	45 063	**118 471**	×2.6

There was an increase in cash and cash equivalents, a result of the introduction of non-cash turnover in an internal cash management system and of new forms of settlements with customers.

There was an increase in fixed term bank accounts (other cash assets), due to the accumulation of cash resources to meet payments due at the beginning of January, including mainly for the so-called 14th wage, and to the provision for prolongation of the bank loan repayment period.

Financial income from the depositing of periodically free cash resources and short-term investments is shown below:

Table 23. Financial income from the depositing of periodically free cash resources and short-term investments

'000 PLN

	2000	2001	**2002**	2001=100%
On-demand bank deposits	1 085	1 203	**372**	30.9
Securities	7 945	17 088	**132 629**	×7.8
Fixed term bank deposits	13 380	6 203	**2 666**	43.0
Total	22 410	24 494	**135 667**	×5.5

Periodically free cash resources deposited in fixed term accounts generated financial income in the amount of PLN 2 666 thousand. A significant cause of the fall in financial income from bank deposits was the decrease in interest rates by the Monetary Council.

There was an increase in financial income due to the large scale of capital investments (mainly the bonds of Telefonia Dialog S.A.).

The value of foreign currency inflow, income from interest on foreign currency on-demand bank deposits and from fixed term bank deposits in 2002 is shown in the table below:

Table 24. The value of income into foreign curency bank accounts in 2002

'000

	USD	GBP	EUR
Total income on foreign currency bank accounts	527 671	13 476	224 844
Total interest on on-demand bank accounts	74	2	6
Total interest on fixed term bank accounts	60	5	88
Total interest on bonds	947	-	-
Total	528 752	13 483	224 938

Foreign currency on-demand bank accounts are maintained only during times in which an unfavourable exchange rate prevails. Upon the appearance of a favourable rate, such foreign currencies are sold.

Credit servicing in 2002

Syndicated credit organised by ABN AMRO BANK N.V. and Citibank N.A.

In the first half of 2002 the Company made use of syndicated credit, organised by ABN AMRO BANK N.V. and Citibank N.A. This agreement, entered into on 21 December 2000, guaranteed the granting of a syndicated loan in the amount of USD 200 mln.

In the first half of 2002 syndicated credit tranches were drawn in USD and EUR. The interest period for these credit tranches was 1 and 6 months. Interest was paid on time - pursuant to the agreement, following the interest period.

Syndicated credit servicing costs were as follows:

- interest rate on credit drawn equivalent to LIBOR rate,
- a margin of 0.375% of the amount of credit drawn,
- a commitment fee of 0.1875% of the amount of undrawn credit,
- an agent's fee of 30 thousand USD payable once per year, and
- a one-time initial fee of 1 100 thousand USD.

Due to a worsening of the Company's financial situation, credit servicing costs were altered in 2002. The bank margin, as a result of the signing of a supplementary agreement on 1 February 2002, increased from 0.75% to 1.5%. The Company incurred additional costs in the total amount of USD 900 thousand, due to failure to meet the conditions of the Credit Agreement and to the signing of a supplementary Agreement. This credit was terminated by the Company on 12 June 2002, with repayment being made on 26 June 2002.

The costs of servicing this early repayment were as follows:

- USD 165 000 thousand and EUR 15 000 thousand – repayment of debt,
- USD 117 thousand and EUR 53.43 – early repayment fee,
- GBP 26 thousand – legal fee

This loan was repaid by bridging credit organised by ABN AMRO and JP Morgan.

Total credit servicing costs in 2002 were as follows:

- USD 4 254 thousand and EUR 493 thousand – interest,
- USD 1 089 thousand, GBP 26 thousand and 53.43 EUR – fees and provisions.

Bridging credit organised by ABN AMRO BANK N.V. and JP Morgan PLC

On 21 June 2002 a Credit Agreement was signed for USD 200 mln between KGHM Polska Miedź S.A. and the organisers of this credit: ABN AMRO BANK N.V. and JP Morgan PLC. This is bridging credit with a maturity date of 366 days after the signing of this agreement. This credit was drawn for the purpose of refinancing the repayment of a loan organised by Citibank International PLC and ABN AMRO BANK N.V.

Credit conditions:

- interest: LIBOR 3-months increased by a margin of 1.5%,
- initial fee: 1 500 thousand USD,
- Agent's fee: 10 thousand USD,
- commitment fee: 181 342 thousand USD.

Total credit servicing costs in 2002 were interest of USD 2 925 thousand and fees of USD 1 510 thousand.

As at 31 December 2002 KGHM Polska Miedź S.A. had drawn USD 181 342 thousand of this credit.

Credit in Bank Handlowy SA

As a result of an agreement signed on 28 December 2001 with Bank Handlowy SA, the Company took out a loan of 70 mln USD.

The repayment structure of this loan is as follows:

- short term loan drawn for 6 months in the amount of USD 40 mln with a margin of LIBOR + 0.30%. Maturity of this loan fell on 28 June 2002.
- long term loan drawn for a period of 3 years in the amount of USD 30 mln with a margin of LIBOR + 0.60%. Maturity of this loan is 28 December 2004.

The short term loan of USD 40 mln was repaid on time.

Loan servicing costs:

- interest on short term loan - USD 436 thousand ,
- interest on long term loan - USD 735 thousand.

Syndicated credit organised by PKO BP SA and PeKaO S.A.

On 19 December 2001 the Company signed a Two-currency Syndicated Credit Agreement in the form of a revolving line of credit. This credit was organised by the banks Powszechna Kasa Oszczędności Bank Polski SA and Bank Polska Kasa Opieki S.A. The credit limit is PLN 915 mln and USD 43.5 mln. The purpose of this credit as designated by the borrower was as follows:

- payment for the acquisition of bonds on their dates of issue by Telefonia Dialog S.A. and
- payment for the acquisition of bonds on the secondary market.

Credit line servicing costs:

- interest on credit drawn is equal to LIBOR 1-month for USD-denominated tranches and WIBOR 1-month for PLN-denominated tranches,
- a margin of 0.8% of the amount of credit drawn for the first quarter. Due to failure to meet the conditions of the Credit Agreement, as at 1 April 2002 an Annex to the Agreement came into force which altered the interest conditions, as a result of which the margin increased to 1.2%, then later to 1.5%. The Company incurred additional costs for altering the Agreement in the amount of USD 104 thousand,
- commitment fee of 0.2% of the amount of undrawn credit,
- an agent's fee being the multiple of PLN 3 thousand times the number of Participating Banks,
- a fee for lowering the credit limit of 0.1% of the amount named in the Request for Reduction,
- on 18 December 2002 Annex nr 2 was signed to the Credit Agreement on prolonging the maturity date. As a result of signing this Annex the maturity date was prolonged to 31 January 2004,
- Annex nr 2 altered the interest conditions – the margin increased to 1.75% for USD- and PLN-denominated tranches, and the nature of the credit was altered, from short term to long term.

As at 31 December 2002 the Company had made use of PLN 915 mln and USD 43.5 mln.

Credit servicing costs in 2002 were:

- interest of 988 thousand USD and PLN 95 606 thousand,
- provisions and fees of 172 thousand USD.

Operating credit in BRE Bank S.A.

The Company also took out operating credit in BRE Bank S.A.

Operating credit of USD 25 mln, Agreement signed on 7 January 2002.

Credit conditions:

- interest – 1 month LIBOR + 0.6% margin,
- provisions and fees – 0.1% of the amount of credit drawn.

Maturity fell on 8 April 2002.

As a result of signing this Annex to the Credit Agreement, the Company paid USD 10 mln on 30 April 2002 and the remainder of the loan in the amount of USD 15 mln on 30 August 2002 alongside a margin increased to 0.8%. The Company incurred additional costs for for preparing this Annex of USD 25 thousand.

Credit servicing costs in 2002 were:

- interest of USD 323 thousand,
- provisions and fees of USD 50 thousand.

A short term loan of USD 40 mln, Agreement signed on 19 June 2002.

Credit conditions:
- interest – 1 month LIBOR + 0.91% margin,
- provisions and fees – 0.1% of the amount of credit drawn.

The credit was repaid in successive installments. The first installment of USD 8 mln was paid on 1 August 2002, with the last in the amount of USD 16 mln being repaid early, on 19 December 2002.

Credit servicing costs in 2002 were:
- interest of 369 thousand USD,
- provisions and fees of 40 thousand USD.

Lines of credit in current accounts

The Company has access to lines of credit in current accounts:
- in BIG Bank Gdański up to USD 10 mln,
- in Bank Handlowy S.A. up to USD 5 mln.

As at 31 December 2002 the Company had not made use of these lines.

3.6. FINANCIAL RATIOS

The basic economic indicators of KGHM in the years 2000 - 2002 are presented in the table below:

Table 25. Basic economic indicators for the Company

	2000	2001	**2002**
Current liquidity	2.3	1.0	**1.2**
Quick liquidity	0.9	0.7	**0.6**
ROA - return on assets (%)	10.7	(3.6)	**3.1**
ROE - return on equity (%)	15.2	(7.8)	**6.4**
Debt ratio (%)	15.9	37.0	**34.2**
Durability of financing structure (%)	84.1	63.0	**79.0**

The profit earned led to an improvement in several ratios: return on assets (ROA), return on equity (ROE), the debt ratio and the durability of the financing structure. Liquidity ratios show the relationship of current assets, or their more liquid part, to short-term liabilities. The conversion of a major part of short term bank loans to long term bank loans, and the reclassification of short term bonds to long term bonds, resulted in an improvement in the current liquidity ratio and to a slightly lower quick liquidity ratio.

Capital market ratios

KGHM Polska Miedź S.A. has been a publically-listed company in Warsaw and London since July 1997. The Company's activities are characterised by the following capital market ratios, significant from an investor's point of view:

Table 26. Capital market ratios

		2000	2001	**2002**
EPS (PLN)	Net profit(loss) / shares outstanding	3.09	(1.4)	**1.27**
P/CE	Price per share / financial surplus per share	5.0	45.2	**4.9**
P/E	Price per share / earnings per share	8.3	(9.2)	**10.6**
MC/S	Market capitalisation*/ revenues from sales	1.0	0.6	**0.6**
P/BV	Price per share / book value per share **	1.3	0.7	**0.7**

* *Market capitalisation represents total shares outstanding times share price from the last day of the year. (200 mln shares x PLN 25.80 in 2000; PLN 13.00 in 2001; PLN 13.50 in 2002)*

** *Book value equals that of the balance sheet date.*

3.7. COMPANY STRATEGY

In 2002, in co-operation with the banks ABN Amro and J.P. Morgan, the Company developed a „Strategy for the development of KGHM Polska Miedź S.A. and its Capital Group for the years 2002-2006, and assumptions of this strategy up to 2016".

In the month of November 2002 this „Strategy" was approved by the Management Board of KGHM Polska Miedź S.A. and confirmed by the Supervisory Board of the Company.

The strategic directions of growth for KGHM Polska Miedź S.A. arise from its established mission, whose overall goal is an increase in the value of the Company and a long period of profitable operations. In accordance with this „Strategy" the Company intends to increase its value through optimum utilisation of its resources while maintaining balanced growth. This goal is to be accomplished through the realisation of three basic strategic directions, related to:

- concentration on the mining and metallurgical activities of the core business,
- increasing the value of currently-owned mining/metallurgical processing assets, and
- development of the mining and metallurgical activities.

Each of these strategic goals will be realised through identified and detailed operational goals.

The strategic goal which assumes an increase in the value of the Company's mining/metallurgical processing assets will be realised through:

- reduction of copper production costs,
- creation of additional revenue-generating sources,
- marketing of the Company's own techniques and technology as respects mining, enrichment, smelting, refining and additional processing,
- utilising the Company's skills and vision as a mining/smelting operator globally,
- storing fuels and disposing of waste in mined-out chambers of the underground salt works,
- investing in power, bio-fuels and the environment,
- insuring the management and disposal of sulphuric acid,
- reducing the Compan's impact on the environment by applying best available technology, and
- lobbying aimed at limiting the amount of additional burdens by authorities.

The strategic goal related to development of the mining and metallurgical activities, involving the acquisition of metals associated with copper in the ore extracted from currently-licensed areas and the acquisition of copper and other metals from deposits apart from those currently licensed, will be realised through:

- the mining of deposits apart from those currently licensed,
- investment in existing global mining/smelting assets,
- investment in new global deposits having a low operating cost, and
- investment in processing activities which offer synergy.

With respect to Capital Group companies, the „Strategy" unambiguously defines their role as seeking methods to increase the value of the Company while adhering to strict investment criteria, as well as assisting in the attainment of Company goals, mainly through:

- insuring financial security for realisation of strategic core business goals, and
- achieving synergy with the core business.

The „Strategy" assumes maintaining equity commitment in those Capital Group companies whose activities contribute to reducing costs, effectively support the core business and increase the volume and value of turnover.

3.8. COMPANY FINANCIAL FORECASTS

KGHM Polska Miedź S.A. is highly sensitive to external conditions beyond the Company's control, i.e. copper and silver prices and the exchange rate.

Analysts' forecasts for 2003 assume that copper prices will rise moderately, while silver prices will remain at levels similar to those in 2002.

Projections of the financial results of the Company in 2003 were constructed based on analyses of external conditions, and on production and sales volume possibilities for the basic products of the Company.

The Company plan for 2003 envisions a scenario based on the concept of „prudent valuation", and includes the following macroeconomic assumptions:

- average annual metals prices in 2003:
  - copper – 1 625 USD/t,
  - silver – 143 USD/kg, (445 USc/ troy oz)
- average exchange rate – 3.80 PLN/USD,

The forecast assumes realisation of the following factors by the Company:

- production volume: 520 000 tonnes of electrolytic copper and 1 095 tonnes of silver,
- a unit cost of electrolytic copper production of 6 200 PLN/t,
- currency risk hedging transactions and transactions on the copper and silver forwards markets, and
- investment in tangible assets of PLN 438 mln.

It is assumed that realisation of these factors will enable the Company to achieve the following:

♦ revenues from sales	PLN 4 149 mln
– of which: from the sale of products	PLN 4 121 mln
♦ profit before taxation	PLN 197 mln
♦ net profit	PLN 154 mln

Significant factors which could threaten achievement of this forecast include a deterioration in the copper and silver markets causing a fall in prices below that of the levels planned, and strengthening of the PLN versus the USD.

4. KGHM ON THE SECURITIES MARKETS

4.1. Company Quotations in 2002

Since 1997 the shares of KGHM Polska Miedź S.A. have been traded on the Warsaw Stock Exchange, while the depositary receipts of the Company have been traded on the London Stock Exchange. The trading unit in London is a GDR (Global Depositary Receipt), which represents two ordinary shares of KGHM Polska Miedź S.A.
In 2002 the shares of the Company on both exchanges were similar, as shown in the chart below:

Chart 6. Share quotations of KGHM Polska Miedź S.A. in Warsaw and London [1]


PLN
18
17
16
15
14
13
12
11
10
Warsaw
London
Jan
Feb
March
April
May
June
July
Aug
Sept
Oct
Nov
Dec

Average daily volume for the Company's shares on the Warsaw Stock Exchange in 2002 was 419 thousand shares.
The closing price on the first day of trading in 2002 was PLN 13.15, while on the last day of 2002 it was PLN 13.50 . During 2002 the highest price paid for the shares of KGHM Polska Miedź S.A. was on 22 January, when the closing price was PLN 17.40. The lowest price recorded was on 20 August and 5 September, when the closing price for these days was PLN 10.50.
A comparison of the quotations of KGHM Polska Miedź S.A. in 2002 versus the Warsaw Stock Index (WIG) is shown in the following chart:

Chart 7. Share quotations of KGHM Polska Miedź S.A. versus WIG index


KGHM - PLN
WIG - pts
18
17
16
15
14
13
12
11
10
18 000
17 000
16 000
15 000
14 000
13 000
12 000
KGHM
WIG
Jan
Feb
March
April
May
June
July
August
Sept
Oct
Nov
Dec

[1] Share quotations in London based on quotations of GDRs and average NBP rates.

4.2. COMPANY OWNERSHIP STRUCTURE

The share capital of the Company amounts to PLN 2 000 000 thousand and is divided into 200 000 000 ordinary bearer shares having a nominal value of PLN 10 each. All Company shares were permitted to be publically traded, and are the subject of stock exchange turnover.

Based on information held by the Company, as at 31 December 2002 the following shareholders held a number of shares representing 5% or more of the share capital of the Company, as well as 5% or more of the total number of votes at the General Meeting of the Company:

- The State Treasury - 44.28%
- Deutsche Bank Trust Company Americas (depositary bank in the Depositary Receipt Program of the Company) - 8.46%,
- Powszechna Kasa Oszczędności Bank Polski SA - 5.38%.

Over the course of 2002, Deutsche Bank Trust Company Americas - the depositary bank in the depositary receipt program of the Company - reduced its commitment in the share capital of the Company by 7%.
The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2002, based on information held by the Company, is presented in the table below:

Table 27. The amount and nominal value of shares of KGHM Polska Miedź S.A. being in the possession of management and supervisory personnel as at 31 December 2002

Position	First, last name	Nr of shares	Nominal value (in PLN)
First Vice President of the Management Board	Stanisław Siewierski	8 455	84 550
Vice President of the Management Board	Witold Bugajski	505	5 050
Vice President of the Management Board	Grzegorz Kubacki	710	7 100
Deputy Chairman of the Supervisory Board	Jerzy Markowski	3 319	33 190
Member of the Supervisory Board	Józef Czyczerski	710	7 100
Member of the Supervisory Board	Leszek Hajdacki	24	240
Member of the Supervisory Board	Ryszard Kurek	810	8 100
Member of the Supervisory Board	Janusz Maciejewicz	524	5 240
Member of the Supervisory Board	Marek Wierzbowski	n/d	n/d

As at 31 December 2002 the members of the Management Board and Supervisory Board of the Company were not in the possession of shares of the remaining related entities of KGHM Polska Miedź S.A.

The Management Board of KGHM Polska Miedź S.A. has no information of agreements signed in 2002 which could result in changes in the proportion of shares held by present shareholders in the future.

The Report on the Company's Activities in 2002 is presented by the Management Board, comprised of:

President of the Management Board *Stanisław Speczik* ....

Vice President of the Management Board *Grzegorz Kubacki* ....

Vice President of the Management Board *Jarosław Andrzej Szczepek* ....

Vice President of the Management Board *Tadeusz Szeląg* ....

Lubin, 28 February 2003

ANNEX A: METHODOLOGY FOR CALCULATION OF RATIOS USED IN THIS REPORT

Assets effectiveness ratios

$$\text{assets turnover ratio} = \frac{\text{net sales}}{\text{total assets}}$$

$$\text{fixed assets turnover ratio} = \frac{\text{net sales}}{\text{fixed assets}}$$

$$\text{current assets turnover ratio} = \frac{\text{net sales}}{\text{current assets}}$$

$$\text{liquid assets turnover ratio} = \frac{\text{net sales}}{\text{short term debtors + cash and cash equivalents}}$$

Assets financing ratios

$$\text{level of assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{total assets}}$$

$$\text{level of fixed assets coverage by equity} = \frac{\text{shareholders' funds}}{\text{fixed assets}}$$

$$\text{level of fixed assets coverage by long term capital} = \frac{\text{shareholders' funds + provisions + long term liabilities}}{\text{fixed assets}}$$

$$\text{level of current assets coverage by short term liabilities} = \frac{\text{short term liabilities}}{\text{current assets}}$$

Economic activity ratios

$$\text{return on sales} = \frac{\text{profit from sales}}{\text{revenues from the sale of products, goods and materials}} \times 100$$

$$\text{current liquidity} = \frac{\text{current assets}}{\text{short term liabilities}}$$

$$\text{quick liquidity} = \frac{\text{current assets - inventory}}{\text{short term liabilities}}$$

$$\text{ROA - return on assets} = \frac{\text{net profit}}{\text{total assets}} \times 100$$

$$\text{ROE - return on equity} = \frac{\text{net profit}}{\text{shareholders' funds}} \times 100$$

$$\text{debt ratio} = \frac{\text{total liabilities + accruals and deferred income}}{\text{shareholders' funds and liabilities}} \times 100$$

$$\text{durability of financing structure} = \frac{\text{shareholders' funds + long term provisions + long term liabilities}}{\text{shareholders' funds and liabilities}} \times 100$$

ANNEX B: CURRENT REPORTS OF THE COMPANY PUBLISHED IN 2003, UP TO THE DATE OF PREPARATION OF THE 2002 ANNUAL REPORT

2.01.2003 - Transactions between related entities

Information on the rollover of 21 debt bonds of the company Legmet Sp. z o.o. issued on 23 September 2002 and purchased by DSI S.A. These debt bonds, with a total nominal value of PLN 2 100 thousand, were purchased on 30 December 2002 for PLN 2 038 thousand. Maturity was set as 30 April 2003. Annual return on the bonds is 9.0%.

7.01.2003 - Registration of change in share capital of Zakład Wyrobów Gumowych Spółka z o.o.

Information on registration (on 17 December 2002) of a reduction of share capital of the company Zakład Wyrobów Gumowych Sp. z o.o. with its registered head office in Iwiny by PLN 5 193 thousand. The share capital of this company after registration is PLN 5 000 thousand. DSI S.A. owns 100% of the shares of Zakład Wyrobów Gumowych Sp. z o.o.

9.01.2003 - Change in the composition of the Supervisory Board of KGHM Polska Miedź S.A.

Information on the appointment by the Extraordinary General Meeting (on 8 January 2003) of Jerzy Kisilowski to the Supervisory Board of the Company.

20.01.2003 - Registration of change in share capital of INTERFERIE Sp. z o.o.

Information on registration (10 January 2003) of an increase of share capital of the company INTERFERIE Sp. z o.o. with its registered head office in Lubin by PLN 800 thousand. After registration of this change in share capital, DSI S.A. owns 97.77% of the shares of INTERFERIE Sp. z o.o., while 2.23% of the shares of INTERFERIE Sp. z o.o. are owned by Centrum Badań Jakości Spółka z o.o.

24.01.2003 - Change in the composition of the Management Board of KGHM Polska Miedź S.A.

Information on the recall by the Supervisory Board on 23 January 2003 of Stanisław Siewierski from his position as Member of the Management Board and First Vice President of the Management Board, and also of Witold Bugajski from his position as Member of the Management Board and Vice President of the Management Board, and the simultaneous appointment of Tadeusz Szeląg as a Member of the Management Board and Vice President of the Management Board.

29.01.2003 - Wire rod sales agreement

Information on the signing on 28 January 2003 by KGHM Polska Miedź S.A. of agreements for the sale in 2003 of 8 mm copper wire rod:

- with Tele-Fonika Kable S.A. valued, depending on the degree to which options are used, within a range of appx. USD 104 346 thousand, or PLN 401 534 thousand, to appx USD 142 146 thousand, or PLN 546 992 thousand, and
- with Tele-Fonika KFK S.A. valued, depending on the degree to which options are used, within a range of appx. USD 66 924 thousand, or PLN 257 530 thousand, to appx USD 92 124 thousand, or PLN 354 502 thousand.

The value of revenues from these agreements was estimated based on quotations on the London Metal Exchange on 27 January 2003 and on the NBP PLN/USD exchange rate (from 27 January 2003).

6.02.2003 - Agreement with KGHM Polish Copper Ltd.

Information about the total value of agreements signed between KGHM Polska Miedź S.A. and KGHM Polish Copper Ltd. (a subsidiary of KGHM Polska Miedź S.A.), over the last 12 months. This value is estimated at appx. PLN 584 144 thousand.

The highest-value agreement was signed on 5 February 2003 and relates to the sale in 2003 of copper cathodes.
The value of this agreement, estimated based on quotations of copper cathodes on the London Metal Exchange and on the NBP PLN/USD exchange rate from 4 February 2003, is appx. USD 87 800 thousand, or PLN 337 390 thousand.

Also published were the following:

- Information on resolutions passed by the Extraordinary General Meeting of KGHM Polska Miedź S.A. on 8 January 2003 (changes in the Statutes of KGHM Polska Miedź S.A., appointment to the Supervisory Board –Jerzy Kisilowski). [9 January 2003]
- Information on shareholders taking part in the Extraordinary General Meeting of KGHM Polska Miedź S.A. on 8 January 2003 [14 January 2003]
- Information on the publication dates of periodic financial reports in 2003 [28 January 2003]
- The unified text of Company Statutes [30 January 2003]
- Information on change of the person responsible for contact with the Polish Securities and Exchanges Commission [12 February 2003]

ANNEX C: LIST OF TABLES AND CHARTS

TABLES

CHARTS